Filed Pursuant to Rule 253(g)(1)
File No. 024-11137
Offering Circular
200,000 Series A Units
This is an initial public offering of our securities. We are offering 200,000 of our Series A Units, or A Units. The offering price is $5.00 per A Unit.
Each A Unit consists of one share of our common stock and two Series W Warrants, or W Warrants. Each W Warrant is exercisable for one Series B Unit, or B Unit. Each B Unit consists of one share of common stock and one Series Z Warrant, or Z Warrant. Each Z Warrant is exercisable for one share of common stock. The exercise price of the W Warrant is $4.00, and the exercise price of the Z Warrant is $5.00. The W Warrants and Z Warrants will be exercisable commencing on October 1, 2021 and July 1, 2022, respectively.
The proposed sale will begin as soon as practicable after this offering circular has been qualified by the Commission and the relevant state regulators, as necessary. This offering will close upon the earlier of  (1) the sale of the maximum number of A Units offered hereby, (2) one year from the date this offering begins, or (3) a date prior to one year from the date this offering begins that is so determined by our board of directors. This offering is on a “best efforts,” no minimum, basis.
Prior to this offering, there has been no public market for our securities. We intend to apply to have our A Units, quoted on the OTCQB Venture Market, or OTCQB. The shares of our common stock and W Warrants comprising the A Units will be able to begin separate trading on July 1, 2021, unless we elect to allow such separate trading at an earlier date. We also intend to apply to have our W Warrants, shares of common, B Units and Z Warrants quoted on the OTCQB.
See “Risk Factors” beginning on page 8 of this offering circular for a discussion of information that should be considered in connection with deciding whether to make an investment.
The Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.
	Amount to be Qualified	Price to Public	Underwriting discounts and commissions(a)	Proceeds to Issuer(b)
Series A Units, each consisting of:	200,000	$5.00	0	$1,000,000
One (1) share of common stock	200,000	—	—	—
Two (2) Series W Warrants	400,000	—	—	—
Total Maximum Offering(c)		$1,000,000	0	$1,000,000

(a)
We do not currently intend to use commissioned sales agents, placement agents or underwriters. In the event we use commissioned sales agents or underwriters going forward, we will file an amendment to this offering circular.

(b)
The amount of total proceeds set forth in the table does not include deductions for expenses related to this offering, including the filing, printing, legal, accounting, escrow agent and other miscellaneous expenses, estimated to be approximately $300,000.00.

(c)
Each A Unit consisting of one share of common stock and two W Warrants, each to purchase a B Unit, each of which consists of one share of common stock and one Z Warrant to purchase one share of common stock, and the shares of common stock and W Warrants included in each A Unit, are being offered pursuant to Regulation A under Section 3(b) of the Securities Act of 1933, as amended. The A Units and the shares of common stock and W Warrants will only be issued to purchasers who satisfy the requirements set forth in Regulation A. Neither the B Units nor the shares of common stock and Z Warrants to purchase shares of common stock upon the exercise of the W Warrants are included herein.

This is a Regulation A+ Tier 2 offering.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements. As a smaller reporting company within the meaning of Rule 405, we are following the Form S-1 disclosure requirements for smaller reporting companies. This offering circular is intended to provide the information required by Part I of Form S-1.
Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.
February 4, 2020

ABOUT THIS OFFERING CIRCULAR
This offering circular speaks only as of the date hereof.
We will amend this offering circular whenever the information it contains has become false or misleading in light of existing circumstances and for other purposes, such as to disclose material developments related to the securities offered hereby, to update required financial statements or if there has been a fundamental change in the information initially presented. We will file an amended offering circular as part of an amendment to our Form 1-A, which we will file with the SEC, state regulators or other appropriate regulatory bodies. Our A Units are not available for offer and sale to residents of every state.
This offering circular contains all of the representations by the company concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this offering circular.
Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. In making an investment decision, investors must rely on their own examination of the company and the terms of the offering, including the merits and risks involved.
This offering circular does not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or any person to who it is unlawful to make such offer or solicitation. The A Units may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a preliminary offering circular is delivered and the offering statement filed with the Commission becomes qualified.
Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create an implication that there as has been no change in the affairs of the company since the date hereof. Information contained in the preliminary offering circular is subject to completion or amendment.
NASAA uniform legend:
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended by the federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense. These securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the securities act of 1933, as amended, and the applicable state securities laws, pursuant to registration or exemption therefrom. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.
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SUMMARY
This summary highlights certain information appearing elsewhere in this offering circular. For a more complete understanding of this offering, you should read the entire offering circular carefully, including the risk factors and the financial statements.
Unless otherwise stated in this offering circular, “we”, “us”, “our”, “company”, “Scopus” and “Scopus BioPharma” refer to Scopus BioPharma Inc.
Overview
We are a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system. This system is critical for maintaining overall human health by modulating key functions within the body, including those relating to the immune, metabolic and nervous systems.
The endocannabinoid system is comprised of chemical compounds, or cannabinoids, that interact with cannabinoid receptors which are located throughout the body. Endogenously-produced cannabinoids are known as endocannabinoids. Cannabinoids can also be derived from the cannabis plant or can be synthetically produced. The most well-known and researched plant-derived and synthetically-produced cannabinoids are cannabidiol, or CBD, and tetrahydrocannabinol, or THC.
We intend to pursue U.S. Food and Drug Administration, or FDA, approval, as well as other U.S. and non-U.S. regulatory approvals, for our proprietary drug candidates. We believe that the rigorous safety and efficacy testing required to obtain FDA approval will distinguish our drugs from the proliferation of commoditized cannabinoid products in the marketplace. FDA approval will also allow us to legally market our drugs with claims of therapeutic benefit for specific diseases and indications which cannot be done with non-FDA approved products. Finally, obtaining approval will allow us to overcome the legal obstacles that exist under state and federal laws to the marketing, selling and transportation of cannabinoids and cannabinoid associated products. By pursuing this strategy, we hope to gain a competitive advantage over non-approved products and encourage healthcare providers to prescribe our drugs for the diseases and indications for which they are intended at higher prices when compared to non-approved products. To date, the FDA has approved one cannabis-derived product, specifically Epidiolex, and three cannabis-related drug products, specifically Marinol, Syndros and Cesamet. We have not submitted any investigational new drug, or IND, applications to the FDA or initiated any clinical trials. Our primary activities have been sponsoring pre-clinical research and development activities with world-renowned academic and medical research institutions for our drug candidates, none of which have been approved by the FDA at this time.
Our products will utilize synthetically-produced cannabinoids as opposed to plant-derived compounds. We believe this will enable us to have better quality control and consistency for our products and eliminate the inherent risks associated with plant production. We hope to also gain a competitive advantage in this regard.
Our Strategic Relationships
We are advancing four cannabinoid programs in collaboration with top researchers at The Hebrew University of Jerusalem, or Hebrew University, and at the National Institutes of Health, or NIH. Both are leaders in cannabinoid and cannabis research. We have contracted with these institutions believing that the experience and knowledge of their researchers will better enable us to advance our product candidates even though we may undertake our own research or utilize other third parties in the future. We believe that our current research agreements with these institutions will serve to reduce the development cycle of our prospective product candidates.
The Hebrew University of Jerusalem
Hebrew University has been a pioneer in cannabinoid and cannabis research for over 50 years. Researchers at Hebrew University were responsible for the identification of THC and its chemical structure, as well as other phytocannabinoids such as cannabigerol, or CBG, cannabigerolic acid and cannabichromene. To better integrate and coordinate its research efforts in the area of cannabinoids and cannabis, Hebrew University established the Multidisciplinary Center for Cannabinoid Research, or MCCR,

in April 2017. The MCCR is headed by Dr. Joseph (Yossi) Tam, D.M.D., Ph.D., who is a member of our scientific advisory board, and staffed by eminent scientists and medical doctors from a variety of faculties at the Hebrew University and Hadassah University Medical Center.
Working in collaboration with researchers at the MCCR, in July 2018 we entered into two Memorandums of Understanding, or MOUs, to fund and advance research focused on the development of therapeutics targeting the endocannabinoid system. Under one MOU, we are funding at a cost of approximately $115,000 a two-year feasibility study at Hebrew University for the development of a safe and painless pain selective anesthesia devoid of neurotoxicity by combining CBD with known anesthetics.
Under the second MOU, we are funding a two part research program at an approximate aggregate cost of approximately $245,000 at Hebrew University focused on synthesizing cannabinoid-based dual action compounds and developing novel chemical derivatives based upon the molecular structure of existing cannabinoids. The dual action compounds are intended to create cannabinoid-based hybrid new chemical entities, or NCEs, that will improve upon the efficacy and reduce the side effects of other existing and under development drugs. The novel chemical derivatives will be evaluated for potential therapeutic benefits.
Under both MOUs, we have an exclusive right to negotiate world-wide licenses to the research results and patents that result from the research. To date, we have executed two license agreements.
National Institutes of Health
NIH is the United States’ medical research agency made up of 27 components called Institutes and Centers. The NIH spends approximately $39 billion annually to conduct and fund medical research seeking to enhance health, lengthen life and reduce illness and disability.
The company has licensed a series of novel cannabinoid receptor mediating compounds from the NIH developed by Dr. George Kunos, M.D., Ph.D. Dr. Kunos is the Scientific Director for the National Institute on Alcohol Abuse and Alcoholism, or NIAAA, and a leading researcher on the endocannabinoid system with a focus on its role in certain fibrotic, inflammatory and metabolic diseases. Upon execution of this license agreement we paid a license fee and reimbursed certain patent fees and expenses in an aggregate amount of approximately $121,000. In conjunction with this license, we entered into a Cooperative Research and Development Agreement, or CRADA. Under the CRADA we are advancing the studies which Dr. Kunos has undertaken to date in connection with the potential therapeutic benefits of using MRI-1867, a licensed compound, for the treatment of systemic sclerosis. The CRADA covers two years of research at an aggregate cost of approximately $240,000.
Our Drug Candidates
CBD-mediated, Opioid-sparing Anesthetics
In collaboration with Dr. Alexander Binshtok of Hebrew University, we are evaluating the effects of delivering approved anesthetics in combination with CBD as an opioid-sparing treatment for the management of pain. Under our sponsored research program, Dr. Binshtok has demonstrated in an in vivo “proof of concept” feasibility experiment in mice that CBD, a TRPV1 and TRPA1 channel activator, used in combination with chloroprocaine, an approved anesthetic, results in painless selective long-term pain relief without paralytic, autonomic or neurotoxic side effects.
We also believe our proprietary combinations of CBD with approved anesthetics would be applicable in multiple clinical settings including:
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opioid-sparing post-operative pain management

•
nerve block anesthesia

•
epidural anesthesia during childbirth (i.e., pain relief while retaining the ability to “push”)

•
spinal anesthesia, particularly in patients susceptible to low blood pressure (e.g., the elderly)

•
dental anesthesia

•
inflammatory, cancer and neuropathic pain

We also believe that our proprietary combinations of CBD with approved anesthetics may be eligible for the FDA’s 505(b)(2) development pathway, which could significantly reduce the future time and costs associated with clinical development. We plan to file an IND in 2021 to commence human clinical trials.
Synthesis of Cannabinoids
In collaboration with Dr. Dmitry Tsvelikhovsky of Hebrew University, we are pursuing two programs seeking to synthesize novel cannabinoids: cannabinoid-based dual-action compounds and novel chemical derivatives based upon the molecular structure of existing cannabinoids.
Cannabinoid-based Dual-action Compounds
Our first program seeks to create new dual-action, cannabinoid-based hybrid NCEs which improve upon the efficacy, side effects or a combination of both compared to FDA-approved drugs and other promising drug candidates currently under development. Our initial strategy is to focus on indications that have been proven to be responsive to cannabinoids and cannabinoid therapeutics such as certain metabolic, autoimmune and inflammatory diseases. Once we have completed the synthesis portion of our research and development program, we will contract with third-party clinical research organizations, or CROs, to perform in vitro receptor binding assays, which we plan to commence in 2020, to determine which indications these compounds may address. Based on the results of these receptor binding assays, we will decide which compounds to advance into in vivo testing and which compounds would benefit from further chemical refinement.
Novel Chemical Derivatives of Existing Cannabinoids
Our second program seeks to create novel derivatives of two cannabinoids that are found in the cannabis plant, CBG (which is a precursor to CBD and THC) and tetrahydrocannabivarin, or THCV, which we plan to evaluate for their potential therapeutic benefits. The fact that CBG and THCV already demonstrate biological activity gives us reason to believe that their derivatives will also be biologically active. Since these derivatives are NCEs, however, they may also demonstrate different biological activity than their respective parent compounds.
CBG is a non-psychoactive cannabinoid that is believed to be responsible for regulating mood, sleep and appetite, as well as potentially having therapeutic benefits in the areas of pain management, inflammatory diseases and central nervous system, or CNS, diseases. CBG is also believed to be a possible inhibitor of the psychoactive effects of THC.
THCV is a psychoactive cannabinoid that is believed to suppress appetite making it a popular research target for weight loss and diabetes drugs. It may also possess anti-inflammatory, anti-anxiety and anti-seizure properties, as well as being effective at treating certain CNS conditions such as amyotrophic lateral sclerosis, or ALS, and Parkinson’s and Alzheimer’s disease.
Further, in vitro receptor binding assays will be performed, which we plan to commence in 2020, in order to determine the best potential indications for further development of these novel chemical derivatives of CBG and THCV.
Cannabinoid Receptor Mediating Compounds for the Treatment of Systemic Sclerosis
In collaboration with Dr. Kunos of the NIH, we are developing MRI-1867, our lead cannabinoid receptor mediating compound, for the treatment of systemic sclerosis, or SSc.
SSc is a chronic, systemic autoimmune disease characterized by a thickening of the skin and internal organs, such as the heart, lungs, kidneys and gastrointestinal tract, caused by a proliferation of connective tissue, or fibrosis, and small blood vessels. It is estimated that SSc affects approximately 90,000 patients in the United States and Europe, the majority of which are female (80%) and adults (average age of onset is 46 years old). Currently, there are no FDA-approved treatments for SSc. This fact coupled with the size of the patient population qualifies SSc as an orphan indication.

MRI-1867 is a dual-action, hybrid small molecule NCE that is an inverse agonist of the CB1 receptor of the endocannabinoid system and inhibitor of inducible nitric oxide synthase. In pre-clinical testing conducted by the NIH, MRI-1867 demonstrated, in relevant animal models, that, when compared to a placebo, it slowed the progression of fibrosis and also attenuated pre-existing fibrosis in the liver, lung and skin. Importantly, these pre-clinical animal studies also demonstrated that MRI-1867 did not cross the blood brain barrier, eliminating the potential for adverse CNS side effects that can present when cannabinoids bind to receptors in the brain. Further, MRI-1867 exhibited sufficient bioavailability with oral delivery and supported once daily dosing. We are currently conducting IND-enabling work to support an IND filing with the FDA, which we plan to file in 2021.
We believe that an effective anti-fibrotic, anti-inflammatory drug that can be orally administered would address a significant unmet medical need in SSc with the potential for a multi-billion-dollar treatment market using conservative estimates for patient populations and annual treatment costs.
Our Scientific Advisory Board
We have assembled a team of recognized experts in drug development, cannabinoids and the endocannabinoid system and clinical medicine encompassing multiple clinical specialties and conditions. These experts serve on our scientific advisory board, which is distinct from our board of directors, and provide us with advice on product development, clinical trial design and implementation and unmet clinical needs in a variety of clinical specialties. For additional information please refer to the section “Management — Our Scientific Advisory Board.”
Corporate Information
We were incorporated in the State of Delaware on April 18, 2017 under the name Project18 Inc. On December 11, 2017, we changed our name to Scopus BioPharma Inc. Our principal executive offices are located at 420 Lexington Avenue, New York, New York 10170. We maintain our principal offices in Israel in Jerusalem with an additional office in Tel Aviv. Our corporate telephone number is (212) 479-2513.
Our corporate website is www.scopusbiopharma.com. The information contained on or that can be accessed through our website is not incorporated by reference into this offering circular and you should not consider information on our website to be part of this offering circular or in deciding whether to purchase our A Units.

THE OFFERING
Securities being offered by us
200,000 A Units at $5.00 per unit.
Securities underlying A Units
•
One share of common stock, and

•
Two W Warrants; each exercisable for one B Unit at an exercise price of  $4.00 per W Warrant.

Securities underlying B Units
•
One share of common stock, and

•
One Z Warrant; each exercisable for one share of common stock at an exercise price of  $5.00 per Z Warrant.

Securities outstanding prior to this
offering
12,509,024 shares of common stock.
1,441,483 warrants included in private placements (“Private Placement Warrants”) excluding the effect of the Warrant Offering as defined herein. See “Securities Being Offered and Description of Securities — Private Placement Warrants” beginning on page 79.
Securities outstanding after this offering
12,709,024 shares of common stock.
1,841,483 W Warrants, including Private Placement Warrants exchanged for W Warrants and excluding the effect of the Warrant Offering as defined herein.
Separation of Units
The shares of common stock and W Warrants underlying our A Units and the shares of common stock and Z Warrants underlying the B Units will become eligible for trading separately on July 1, 2021 and April 1, 2022, respectively, unless we elect to allow such separate trading at an earlier date.
Terms of W Warrants
Exercisable beginning on October 1, 2021. The W Warrants will expire on September 30, 2026.
Terms of Z Warrants
Exercisable beginning on July 1, 2022. The Z Warrants will expire on June 30, 2027.
Redemption of W and Z Warrants
Commencing on October 1, 2022 and July 1, 2023, the W Warrants and Z Warrants, respectively, shall be subject to redemption, at our option, in whole or in part, at a price of   $0.001 per warrant upon a minimum of 30 days’ prior notice if, and only if, the volume weighted price per share of our common stock for the 20 trading days ending two trading days prior to the date of notice equals or exceeds $8.00 for the W Warrants and $10.00 for the Z Warrants, respectively, but only if there is a current registration statement or offering statement in effect for the securities underlying these warrants. The company reserves the right to require exercise on a cashless basis upon notice of redemption.
Market for our securities
There is currently no public market for our securities, including the A Units. We intend to seek a trading market for the A Units, our common stock and the W Warrants on the OTCQB. There can be no assurance that our securities will actually be quoted or traded on a trading market or, if quoted or traded, that an active public market will develop or be sustained.
Use of proceeds
We estimate that the proceeds to us from the offering, after deducting the offering expenses payable by us, will be approximately $700,000. The net proceeds available to us will be used as set forth in Use of Proceeds on page 39.
Risk Factors
An investment in the company is highly speculative and involves a significant degree of risk. Prospective investors should carefully consider the Risk Factors beginning on page 8 before investing in the A Units offered hereby.
Termination of the offering
This offering will close upon the earlier of  (1) the sale of the maximum number of A Units , (2) one year from the date this offering begins, or (3) a date prior to one year from the date this offering begins that is so determined by our board of directors.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following table sets forth a summary of our historical consolidated financial data as of, and for the periods ended on, the dates indicated. The summary consolidated financial data was derived from our audited and unaudited consolidated financial statements, and should be read in conjunction with the consolidated financial statements and the accompanying notes, which are included elsewhere in this offering circular. In addition, the summary consolidated financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, also included elsewhere in this offering circular.
	For the Period April 18, 2017 (Inception) to December 31, 2017	For the Year Ended December 31, 2018	Six Months Ended June 30,
			2018	2019
Operating Data:	$263,534	$685,964	$274,717	$928,842
Operating expenses	(263,534)	(685,964)	(274,717)	(928,842)
Net loss	(263,534)	(685,964)	(274,717)	(928,842)
Basic net loss per common share	(0.03)	(0.06)	(0.03)	(0.08)
Diluted net loss per common share	$(0.03)	$(0.06)	$(0.03)	$(0.08)
Weighted average common shares outstanding:
Basic and Diluted	8,299,315	10,570,933	10,482,465	11,546,748
	Actual December 31, 2017	Actual December 31, 2018	Actual June 30, 2019	Pro Forma June 30, 2019(1)(2)	Pro Forma As Adjusted June 30, 2019(3)
Balance Sheet Data:
Cash	$158,218	$1,660	$869,420	$1,199,868	$1,899,868
Total assets	212,870	132,638	1,478,085	1,808,533	2,508,533
Total liabilities	111,282	137,964	378,983	378,983	378,983
Total stockholders’ equity (deficit)	101,588	(5,326)	1,099,102	1,429,550	2,129,550

(1)
The “Pro Forma” information gives effect to the sale of 150,169 units in July 2019, each comprised of one share of our common stock and two Private Placement Warrants, for net proceeds of  $330,448.

(2)
The “Pro Forma” information does not give effect to the private placement of up to 1,000,000 warrants for $0.50 per warrant currently being undertaken (the “Warrant Offering”) for expected gross proceeds of  $500,000, in compliance with applicable securities laws. Each warrant, subject to its terms, is exercisable for one B Unit consisting of one share of common stock and one Z Warrant.

(3)
The “Pro Forma As Adjusted” information gives effect to the sale of all the A Units by us in this offering.

RISK FACTORS
An investment in the securities offered by this offering circular involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this offering circular, before making a decision to invest in the company’s securities. If any of the following risk factors actually occur, our business, financial condition, results of operations and prospects could suffer, the trading price of our securities could decline and you could lose all or part of your investment.
Risks Relating to Our Business and Strategy
We face competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.
The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We have competitors in the United States, Europe and other jurisdictions, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research, sales and marketing capabilities and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the drug candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing drugs for diseases that we are targeting before we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, many universities and private and public research institutes may become active in our target disease areas. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and drug products that are more effective or less costly than our drug candidates that we are currently developing or that we may develop, which could render our products obsolete and noncompetitive.
We believe that our ability to successfully compete will depend on, among other things:
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the results of our pre-clinical and clinical trials;

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our ability to recruit and enroll patients for clinical trials;

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the efficacy, safety and reliability of our drug candidates;

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the speed at which we develop drug candidates;

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our ability to design and successfully execute appropriate clinical trials;

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our ability to maintain a good relationship with regulatory authorities;

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the timing and scope of regulatory approvals, if any;

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our ability to commercialize and market any of our drug candidates that receive regulatory approval;

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the price of our products;

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adequate levels of reimbursement under private and governmental health insurance plans, including Medicare;

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our ability to protect our intellectual property rights related to our products;

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our ability to manufacture and sell commercial quantities of any approved products to the market; and

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acceptance of our drug candidates by physicians and other health care providers.

If our competitors market products that are more effective, safer or less expensive than our future products, if any, or that reach the market sooner than our future products, if any, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our drug candidates obsolete, less competitive or not economical.
We intend to utilize third-party contractors for a substantial portion of our operations and may not be able to control their work as effectively as if we performed these functions ourselves.
We intend to outsource substantial portions of our operations to third-party service providers, including the conduct of future pre-clinical and clinical studies, collection and analysis of data and manufacturing. Our agreements with third-party service providers and CROs will be on a study-by-study and project-by-project basis. Typically, we may terminate the agreements with notice and are responsible for the supplier’s previously incurred costs. In addition, any CRO that we retain will be subject to the FDA’s and European Medicine Agency’s, or EMA’s, regulatory requirements and similar standards outside of the United States and Europe and we do not have control over compliance with these regulations by these providers. Consequently, if these providers do not adhere to applicable governing practices and standards, the development, manufacturing and commercialization of our drug candidates could be delayed or stopped, which could severely harm our business and financial condition.
Because we intend to rely on third parties, our internal capacity to perform these functions will be limited to management oversight. Outsourcing these functions involves the risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. It is possible that we could experience difficulties in the future with our third-party service providers. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. There are a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. Our operations are currently conducted pursuant to management services agreements, which limits the internal resources we have available to identify and monitor third-party service providers. To the extent we are unable to identify, retain and successfully manage the performance of third-party service providers in the future, our business may be adversely affected, and we may be subject to the imposition of civil or criminal penalties if their conduct of clinical trials violates applicable law.
A variety of risks associated with potential international business relationships could materially adversely affect our business.
We may enter into agreements with third parties for the development and commercialization of our drug candidates in international markets. International business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:
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differing regulatory requirements for drug approvals internationally;

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potentially reduced protection for our licensed intellectual property rights;

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potential third-party patent rights in countries outside of the United States;

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the potential for so-called “parallel importing,” which is what occurs when a local seller, faced with relatively high local prices, opts to import goods from another jurisdiction with relatively low prices, rather than buying them locally;

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unexpected changes in tariffs, trade barriers and regulatory requirements;

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economic weakness, including inflation, or political instability, particularly in non-U.S. economies and markets, including several countries in Europe;

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compliance with tax, employment, immigration and labor laws for employees traveling abroad;

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taxes in other countries;

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foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

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workforce uncertainty in countries where labor unrest is more common than in the United States;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.
As we increase the number of our ongoing drug development programs and our drug candidates continue pre-clinical studies and, in the future, clinical trials, we will need to increase our drug development, scientific and administrative headcount to manage these programs. In addition, we will need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:
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successfully attract and recruit new employees or consultants with the expertise and experience we will require;

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manage clinical programs effectively, which we anticipate being conducted at numerous clinical sites; and

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continue to improve our operational, financial and management controls, reporting systems and procedures.

If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.
We may not be able to manage our business effectively if we are unable to attract and retain key personnel and consultants.
We may not be able to attract or retain qualified management, finance, scientific and clinical personnel and consultants due to the intense competition for qualified personnel and consultants among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.
Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the expertise of our CEO and consultants, and our ability to implement our business strategy successfully could be seriously harmed if we lose the services of our CEO and current consultants. Replacing executive officers, key employees and consultants may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire and retain employees and consultants from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel and consultants. Our failure to retain key personnel or consultants could materially harm our business.
In addition, we have scientific and clinical advisors and consultants who assist us in formulating our research, development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us and typically they will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.
Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.
We utilize information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As the use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data, all of which are vital to our operations and business strategy. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects.
Despite the implementation of security measures, our computer systems and those of our future CROs and other third-party service providers are vulnerable to damage or disruption from hacking, computer viruses, software bugs, unauthorized access or disclosure, natural disasters, terrorism, war, and telecommunication, equipment and electrical failures. In addition, there can be no assurance that we will promptly detect any such disruption or security breach, if at all. Unauthorized access, loss or dissemination could disrupt our operations, including our ability to conduct research and development activities, process and prepare company financial information, and manage various general and administrative aspects of our business. To the extent that any such disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure or theft of confidential, proprietary or personal information, we could incur liability, suffer reputational damage or poor financial performance or become the subject of regulatory actions by state, federal or non-US authorities, any of which could adversely affect our business.
Our future employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards, which could significantly harm our business.
We will be exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA and other U.S. and non-U.S. regulators, provide accurate information to the FDA and other U.S. and non-U.S. regulators, comply with health care fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Our board of directors plans to adopt a code of ethics and business conduct, but, even with such adoption, it is not always possible to identify and deter employee misconduct. The precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.
We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a drug candidate and may have to limit its commercialization.
The use of our drug candidates in clinical trials and the sale of any products for which we may obtain marketing approval expose us to the risk of product liability claims. Product liability claims may be brought against us or our potential future collaborators by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling our products. If we cannot successfully defend ourselves against any such claims, we would incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:
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withdrawal of clinical trial participants;

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termination of clinical trial sites or entire trial programs;

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costs of related litigation;

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substantial monetary awards to patients or other claimants;

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decreased demand for our drug candidates and loss of revenues;

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impairment of our business reputation;

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diversion of management and scientific resources from our business operations; and

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the inability to commercialize our drug candidates.

Our insurance policies may be expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.
We do not know if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which may adversely affect our financial position and results of operations.
Risks Relating to Our Financial Position
We have never been profitable. Currently, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales. As a result, our ability to reduce our losses and reach profitability is unproven, and we may never achieve or sustain profitability.
We have never generated revenue and have never been profitable and do not expect to be profitable in the foreseeable future. We have not yet begun any clinical trials or submitted any drug candidates for approval by regulatory authorities in the United States or elsewhere for any of our drug candidates for any indication. We have incurred net losses in each year since our inception, including net losses of  $263,534 for the period April 17, 2017 (inception) through December 31, 2017, $685,964 for the year ended December 31, 2018 and $928,842 for the six months ended June 30, 2019. We had an accumulated deficit of $1,878,340 as of June 30, 2019.
To date, we have devoted most of our financial resources to licensing our intellectual property, sponsoring research with academic and medical research institutions and our corporate overhead. We have not generated any revenues from product sales. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase when we commence clinical trials and seek regulatory approvals for, our drug candidates, prepare for and begin the commercialization of any approved products, and add infrastructure and personnel to support our drug development efforts and operations as a public company. We anticipate that any such losses could be significant for the next several years as we begin IND-enabling studies and clinical trials for our drug candidates and related activities required for regulatory approval and continue pursuing additional indications for our drug candidates in our future clinical trials. If any of our drug candidates fail in future clinical trials or do not gain regulatory approval, or if our drug candidates do not achieve market acceptance, we may never become profitable. As a result of the foregoing, we expect to continue to experience net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity (deficit) and working capital.
Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. In addition, our expenses could increase if we are required by the FDA, EMA or other regulatory authority to perform studies or trials in addition to those currently expected, or if there are any delays in commencing or completing our clinical trials or the development of any of our drug candidates. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues.
We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our operations.
We are currently funding the development of our drug candidates and prospective drug candidates. Developing pharmaceutical products, including conducting research, pre-clinical studies and clinical trials, is expensive. We will require additional future capital in order to begin and complete the research, development and clinical and regulatory activities necessary to bring our drug candidates to market in the future.
We intend to utilize our resources to continue our pre-clinical research studies, to fund the continued pre-clinical and subsequent clinical development of our drug candidates and to fund the research of prospective new drug candidates. Our financial resources will also be used for general corporate purposes, general and administrative expenses, capital expenditures, working capital and prosecution and maintenance of our licensed patents to the extent required under our license agreements. Accordingly, we will continue to require substantial additional capital to continue our research and development activities. Because successful development of our drug candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our drug candidates under development.
The amount and timing of our future funding requirements will depend on many factors, including but not limited to:
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the progress, costs, results of and timing of our drug candidate trials for the treatment of SSc and pain management, and the future pre-clinical and clinical development of our drug candidates for other potential indications;

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the number and characteristics of drug candidates that we pursue;

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the ability of our drug candidates to progress through future pre-clinical and future clinical development successfully;

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our need to expand research and development activities;

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the costs associated with securing and establishing commercialization and manufacturing capabilities;

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market acceptance of our drug candidates;

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the costs of acquiring, licensing or investing in businesses, products, drug candidates and technologies;

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our ability to maintain, expand and defend the scope of our intellectual property portfolio rights, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

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our need and ability to hire additional management and scientific and medical personnel;

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the effect of competing technological and market developments;

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our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

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the economic and other terms, timing of and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Some of these factors are outside of our control. Based on our current financial resources, our expected level of operating expenditures and the expected net proceeds of this offering, together with expected net proceeds from government, other third-party funding or combinations thereof, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, we believe that we will be able to fund our projected operating requirements for at least the next 12 months. This period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. The expected net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to fund any of our drug candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our drug candidates. We expect to finance our cash needs primarily through equity offerings, including through the exercise of our W Warrants and Z Warrants, and potentially through debt financings, collaborations, out-licenses and development agreements.
Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. In addition, the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares, if and when established, to decline.
If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our drug development programs. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to some of our technologies or drug candidates or otherwise agree to terms unfavorable to us.
We have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.
We are a biotechnology company with a limited operating history. Our operations to date have been limited to the research and development of our drug candidates. We have not yet started clinical trials or obtained regulatory approvals for any of our drug candidates. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or approved products on the market. Our financial condition and operating results may significantly fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include:
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any delays in regulatory review and approval of our drug candidates in future pre-clinical development, including our ability to receive approval from the FDA and the EMA for our drug candidates, and our planned clinical and pre-clinical studies and other work, as the basis for review and approval of our drug candidates;

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delays in the commencement, enrollment and timing of clinical trials;

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difficulties in identifying and treating patients suffering from our target indications;

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the success of our future clinical trials through all phases of pre-clinical and clinical development;

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potential side effects of our drug candidates that could delay or prevent approval or cause an approved drug to be taken off the market;

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our ability to obtain additional funding to develop our drug candidates;

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our ability to identify and develop additional drug candidates;

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market acceptance of our drug candidates;

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our ability to establish an effective sales and marketing infrastructure directly or through collaborations with third parties;

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competition from existing products or new products that may emerge;

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the ability of patients or healthcare providers to obtain coverage or sufficient reimbursement for our products;

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our ability to adhere to clinical study requirements directly or with third parties such as contract research organizations, or CROs;

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our dependency on third-party manufacturers to manufacture our products and key ingredients;

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our ability to establish or maintain collaborations, licensing or other arrangements;

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the costs to us, and our ability and our third-party collaborators’ ability to obtain, maintain and protect our licensed intellectual property rights;

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our ability to adequately support future growth;

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our ability to attract and retain key personnel to manage our business effectively; and

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potential product liability claims.

Accordingly, the results of any quarterly or annual periods should not be relied upon as indications of future operating performance.
Our recurring losses from operations may raise doubt regarding our ability to continue as a going concern.
Because our continuing existence has been dependent upon raising capital to sustain our business, it raises doubt about our ability to continue as a going concern. Our independent registered public accounting firm has included an explanatory paragraph in its report on our consolidated financial statements stating there is doubt about our ability to continue as a going concern. Such an opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations. See Note 1 of our Condensed Consolidated Financial Statements.
Risks Relating to Controlled Substances
Our drug candidates may contain controlled substances, the use of which may generate public controversy.
Since some of our drug candidates contain, or may be derived from, controlled substances, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for our drug candidates. These pressures could also limit or restrict the introduction and marketing of one or more of our drug candidates. Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable by our drug candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed.
Some or all of our drug candidates that we are developing may be subject to U.S. controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during pre-clinical and clinical development and post-approval, and our financial condition.
Some or all of the drug candidates we plan to develop may contain controlled substances as defined in the Controlled Substances Act of 1970, or the CSA. Controlled substances that are pharmaceutical products are subject to a high degree of regulation under the CSA, which establishes, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export and other requirements administered by the Drug Enforcement Administration, or DEA. The DEA classifies controlled substances into five schedules: Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, no currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription.
While cannabis, cannabis extracts, and some cannabinoids are Schedule I controlled substances, products approved for medical use in the United States that contain cannabis, cannabis extracts, some cannabinoids or synthetic cannabinoids have been, and we expect should be, placed on Schedules II through V, since approval by the FDA satisfies the “accepted medical use” requirement.
If and when our drug candidates receive FDA approval, we expect the finished dosage forms of our cannabinoid-based drug candidates may be listed by the DEA as a Schedule II, III, IV, or V controlled substance for it to be prescribed for patients in the United States. Consequently, their manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will be subject to a significant degree of regulation by the DEA. In addition, the scheduling process may take one or more years beyond FDA approval, thereby delaying the launch of our drug products in the United States. However, the DEA must issue a temporary order scheduling the drug within 90 days after the FDA approves the drug and the DEA receives a scientific and medical evaluation and scheduling recommendation from the Department of Health and Human Services. Furthermore, if the FDA, DEA, or any foreign regulatory authority determines that any of our drug candidates may have potential for abuse, it may require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of our drug products.
Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities, which must renew every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Obtaining the necessary registrations may result in delay of the manufacturing, development, or distribution of our drug candidates. Furthermore, failure to maintain compliance with the CSA, particularly non-compliance resulting in loss or diversion, can result in regulatory action that could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings. Individual states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, because the states are distinct jurisdictions, they may separately schedule our drug candidates. While some states automatically schedule a drug based on federal action, other states schedule drugs through rulemaking or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval and adverse scheduling could have a material adverse effect on the commercial attractiveness of such product. We or our partners or clinical sites must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.
To conduct clinical trials with our drug candidates in the United States prior to approval, each of our research sites may be required to obtain and maintain a DEA researcher registration that will allow those sites to handle and dispense the drug candidate and to obtain the product. If the DEA delays or denies the grant of a research registration to one or more research sites, the clinical trial could be significantly delayed, and we could lose clinical trial sites.
Manufacturing of our drug candidates is, and, if approved, our commercial products may be, subject to the DEA’s annual manufacturing and procurement quota requirements, if classified as Schedule II. The annual quota allocated to us or our contract manufacturers for the controlled substances in our drug candidates may not be sufficient to meet commercial demand or complete clinical trials. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers’, procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position and operations.

If, upon approval of any of our drug candidates, the product is scheduled as Schedule II or III, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute the product to pharmacies and other health care providers. The failure to obtain, or delay in obtaining, or the loss any of those registrations could result in increased costs to us. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the requirement that physicians consult a state prescription drug monitoring program may make physicians less willing to prescribe, and pharmacies to dispense, our products, if approved.
Our ability to research, develop and commercialize our drug candidates is dependent on our ability to obtain and maintain the necessary controlled substance registrations from DEA.
In the United States, the DEA regulates activities relating to the supply of cannabis for medical research and/or commercial development, including the requirement to obtain annual registrations to manufacture or distribute pharmaceutical products derived from cannabis extracts. The National Institute on Drug Abuse, or NIDA, also plays a role in oversight of the cultivation of cannabis for medicinal research. We do not currently handle any controlled substances, but we plan to partner with third-parties to engage in the research and development of our drug candidates, which may include synthetically-derived cannabinoids, or derivatives thereof, that are found in cannabis for medical purposes. This may require that our third-party service providers obtain and maintain the necessary DEA registrations, and be subject to other regulatory requirements.
Laws and regulations affecting therapeutic uses of cannabinoids are constantly evolving and the legalization and use of medical and recreational cannabis in the U.S. and elsewhere may impact our business.
There is a substantial amount of change occurring in the U.S. regarding the use of medical and adult-use cannabis products. While cannabis products not approved by the FDA are Schedule I substances as defined under federal law, and their possession and use is not permitted according to federal law, 34 states in the United States, plus the District of Columbia, Puerto Rico and Guam, have legalized the use of medical cannabis. Eleven states, plus the District of Columbia, have legalized the use of adult-use cannabis. Sixteen states have legalized high-CBD, low-THC oils for a limited class of patients and 13 states, plus the U.S. Virgin Islands, have decriminalized cannabis, which generally means that there is no arrest, prison time, or criminal record for the first-time possession of a small amount of cannabis for personal consumption. The 2018 U.S. Farm Bill de-scheduled cannabinoid extracts and other material derived from certain hemp plants with extremely low THC content, although the marketing of such products for medical or other purposes would still be subject to regulatory premarketing approval requirements and other applicable laws and regulations, including by the FDA. Although our business is quite distinct from that of medical cannabis companies, future legislation authorizing the sale, distribution, use, and insurance reimbursement of non-FDA approved cannabis products could affect our business, results of operations, financial condition or prospects.
The potential ongoing evolution of laws and regulations affecting the research and development of cannabinoid-based medical drugs and treatments could detrimentally affect our business. Laws and regulations related to the therapeutic uses of cannabinoid-based drugs may be subject to changing interpretations. These changes may require us to incur substantial costs associated with legal and compliance fees and may ultimately require us to alter our business plan. Furthermore, violations or alleged violation of these laws could disrupt our business and result in a material adverse effect on our business, results of operations and financial condition. In addition, we cannot predict the nature of any future laws, regulations, interpretations or applications of laws and regulations and it is possible that new laws and regulations may be enacted in the future that will be directly applicable to our business.
To date, we have conducted all research and development activities concerning our drug candidates, including those which are or contain cannabinoids, in the U.S. through the NIH (with respect to MRI-1867), which we believe has complied with all applicable laws, or in Israel (with respect to our candidates currently being developed at Hebrew University). We intend to continue our drug development activities in the U.S. in compliance with all applicable laws and in other jurisdictions, including Israel, with more favorable laws and regulations regarding research using cannabinoids. We do not believe that any of our current operations are subject to federal or state laws regarding the possession or use of cannabis.

Risks Relating to Regulatory Review and Approval of our Drug Candidates
In respect of our drug candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our drug candidates in those indications during that period of exclusivity.
The first New Drug Application, or NDA, applicant with an Orphan Drug Designation for a particular active moiety to treat a specific disease or condition that receives FDA approval is usually entitled to a seven-year exclusive marketing period in the U.S. for that drug, for that indication. We intend to rely, in part, on this orphan drug exclusivity and other regulatory exclusivities to protect our NCEs and, potentially, our other products and drug candidates from competitors, and we expect to continue relying in part on these regulatory exclusivities in the future. The duration of that exclusivity period could be impacted by a number of factors, including the FDA’s later determination that the request for designation was materially defective, that the manufacturer is unable to supply sufficient quantities of the drug, or that the extension of the exclusivity period established by the Improving Regulatory Transparency for New Medical Therapies Act does not apply. There is no assurance that we will successfully obtain Orphan Drug Designation for other drug candidates or other rare diseases or that a drug candidate for which we receive Orphan Drug Designation will be approved, or that we will be awarded orphan drug exclusivity upon approval as, for example, the FDA may reconsider whether the eligibility criteria for such exclusivity have been met and/or maintained. Moreover, a drug product with an active moiety that is a different cannabinoid from that in any of our drug candidate or, under limited circumstances, the same drug product, may be approved by the FDA for the same indication during the period of marketing exclusivity. The limited circumstances include a showing that the second drug is clinically superior to the drug with marketing exclusivity through a demonstration of superior safety or efficacy or that it makes a major contribution to patient care. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a drug candidate we are pursuing for the same indication before us, approval of our drug candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our drug candidate is clinically superior to the approved product. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a drug candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our drug candidate. There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, including whether two drugs are the same drug product, and future challenges could lead to changes that affect the protections potentially afforded our products in ways that are difficult to predict. In a recent successful legal challenge, a court invalidated the FDA’s denial of orphan exclusivity to a drug on the grounds that the drug was not proven to be clinically superior to a previously approved product containing the same ingredient for the same orphan use. In response to the decision, the FDA released a policy statement stating that the court’s decision is limited just to the facts of that particular case and that the FDA will continue to require the sponsor of a designated drug that is the “same” as a previously approved drug to demonstrate that its drug is clinically superior to that drug upon approval in order to be eligible for orphan drug exclusivity, or in some cases, to even be eligible for marketing approval. In the future, there is the potential for additional legal challenges to the FDA’s orphan drug regulations and policies, and it is uncertain how such challenges might affect our business.
In the European Union, if a marketing authorization is granted for a medicinal product that is designated an orphan drug, that product is entitled to ten years of marketing exclusivity. During the period of marketing exclusivity, subject to limited exceptions, no similar medicinal product may be granted a marketing authorization for the orphan indication. There is no assurance that we will successfully obtain orphan drug designation for future rare indications or orphan exclusivity upon approval of any of our drug candidates that have already obtained designation. Even if we obtain orphan exclusivity for any drug candidate, the exclusivity period can be reduced to six years if at the end of the fifth year it is established that the orphan designation criteria are no longer met or if it is demonstrated that the orphan drug is sufficiently profitable that market exclusivity is no longer justified. Further, a similar medicinal product may be granted a marketing authorization for the same indication notwithstanding our marketing exclusivity if we are unable to supply sufficient quantities of our product, or if the second product is safer, more effective or otherwise clinically superior to our orphan drug. In addition, if a competitor obtains marketing authorization and orphan exclusivity for a product that is similar to a drug candidate we are pursuing for the same indication, approval of our drug candidate would be blocked during the period of orphan marketing exclusivity unless we could demonstrate that our drug candidate is safer, more effective or otherwise clinically superior to the approved product.
We cannot be certain that any of our drug candidates will receive regulatory approval, and without regulatory approval we will not be able to market our drug candidates.
Our business currently depends entirely on the successful development and commercialization of our drug candidates. Our ability to generate revenue related to product sales, if ever, will depend on the successful development and regulatory approval of our drug candidates and our licensing of our drug candidates, in one or more of their targeted indications.
Through our research agreements, we are currently researching our drug candidates and thus have no products approved for sale and cannot guarantee that there will ever have marketable products. The development of a drug candidate and issues relating to its approval and marketing are subject to extensive regulation by the FDA in the United States, the EMA in Europe and regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market our drug candidates in the United States or Europe until we receive approval of a NDA from the FDA or a Marketing Authorization Application, or MAA, from the EMA, respectively. We have not submitted any marketing applications for any of our drug candidates.
NDAs and MAAs must include extensive pre-clinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. NDAs and MAAs must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of a NDA or a MAA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA and the EMA review processes can take years to complete and approval is never guaranteed. If we submit a NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA. Regulators of other jurisdictions, such as the EMA, have their own procedures for approval of drug candidates. Even if a product is approved, the FDA or the EMA, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and Europe also have requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining regulatory approval for marketing of a drug candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in the United States, Europe or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, pre-clinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our drug candidates or other products. Also, regulatory approval for any of our drug candidates may be withdrawn.
Before we submit a NDA to the FDA or a MAA to the EMA for any of our drug candidates, we must successfully complete pre-clinical studies and subsequent clinical trials. We cannot predict whether our future trials and studies will be successful or whether regulators will agree with our conclusions regarding the pre-clinical studies we have conducted to date.
If we are unable to obtain approval from the FDA, the EMA or other regulatory agencies for our drug candidates, or if, subsequent to approval, we are unable to successfully commercialize our drug candidates, we will not be able to generate sufficient revenue to become profitable or to continue our operations.
If we receive regulatory approvals, we intend to market our drug candidates in multiple jurisdictions where we have limited or no operating experience and may be subject to increased business and economic risks that could affect our financial results.
If we receive regulatory approvals, we plan to market our drug candidates in jurisdictions where we have limited or no experience in marketing, developing and distributing our products and cannot guarantee that we will ever have marketable products. Certain markets have substantial legal and regulatory complexities that we may not have experience navigating. We are subject to a variety of risks inherent in doing business internationally, including risks related to the legal and regulatory environment in non-U.S. jurisdictions, including with respect to privacy and data security, trade control laws and unexpected changes in laws, regulatory requirements and enforcement, as well as risks related to fluctuations in currency exchange rates and political, social and economic instability in foreign countries. If we are unable to manage our international operations successfully, our financial results could be adversely affected.
In addition, controlled substance legislation may differ in other jurisdictions and could restrict our ability to market our products internationally. Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including Cannabis extracts. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to us obtaining marketing approval for our drug candidates in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit our candidates to be marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time. We would be unable to market our candidates in countries with such obstacles in the near future or perhaps at all without modification to laws and regulations.
Delays in the commencement, enrollment and completion of pre-clinical studies and clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for our drug candidates.
Delays in the commencement, enrollment and completion of our future pre-clinical studies and clinical trials could increase our product development costs or limit the regulatory approval of our drug candidates. Based on our current financial resources, our expected level of operating expenditures and expected net proceeds to us from this offering, government, other third-party funding or combinations thereof, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, we believe that we will be able to fund our projected operating requirements for at least the next 12 months. We, however, will require additional funding for our business activities. In addition, we do not know whether any future trials or studies of our other drug candidates, including any confirmatory clinical trial of our drug candidates, will begin on time or will be completed on schedule, if at all. The commencement, enrollment and completion of clinical trials can be delayed or suspended for a variety of reasons, including:
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inability to obtain sufficient funds required for the commencement of pre-clinical and clinical trials;

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inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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clinical holds, other regulatory objections to commencing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

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discussions with the FDA or non-U.S. regulators regarding the scope or design of our clinical trials;

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inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indications targeted by our drug candidates;

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inability to obtain approval from institutional review boards, or IRBs, to conduct a clinical trial at their respective sites;

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severe or unexpected drug-related adverse effects experienced by patients;

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inability to timely manufacture sufficient quantities of the drug candidate required for a clinical trial;

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difficulty recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our study and competition from other clinical trial programs for the same indications as our drug candidates; and

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inability to retain enrolled patients after a clinical trial is underway.

Changes in regulatory requirements and guidance may also occur and we may need to amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us to resubmit clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial. In addition, any future clinical trial may be suspended or terminated at any time by us, our future collaborators, the FDA or other regulatory authorities due to a number of factors, including:
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our failure to conduct a clinical trial in accordance with regulatory requirements of our clinical protocols;

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unforeseen safety issues or any determination that any future clinical trial presents unacceptable health risks;

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lack of adequate funding to begin any future clinical trial due to unforeseen costs or other business decisions; and

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a breach of the terms of any agreement with, or for any other reason by, future collaborators that have responsibility for the clinical development of any of our drug candidates.

In addition, if we, or any of our potential future collaborators, are required to conduct additional clinical trials or other pre-clinical studies of our drug candidates beyond those contemplated, our ability to obtain regulatory approval of these drug candidates and generate revenue from their sales would be similarly harmed.
Our drug candidates may have undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.
Unforeseen side effects from any of our drug candidates could arise either during clinical development or, if approved, after the approved product has been marketed. The range and potential severity of possible side effects from systemic therapies is significant. The results of future clinical trials may show that our drug candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings.
If any of our drug candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:
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regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

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we may be required to change instructions regarding the way the product is administered, conduct additional clinical trials or change the labeling of the product;

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we may be subject to limitations on how we may promote the product;

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sales of the product may decrease significantly;

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regulatory authorities may require us to take our approved product off the market;

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we may be subject to litigation or product liability claims; and

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our reputation may suffer.

Any of these events could prevent us or our potential future collaborators from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our drug candidates, if approved, it is less likely that they will be widely used.
Market acceptance and sales of our drug candidates, if approved, will depend on reimbursement policies and may be affected by, among other things, future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for our drug candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our drug candidates. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize our drug candidates.
In March 2010, the Patient Protection and Affordable Care Act, or PPACA, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the United States. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of our current or future drug candidates. In addition, some members of the U.S. Congress have been seeking to overturn at least portions of the legislation and we expect they will continue to review and assess this legislation and alternative health care reform proposals. We cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.
In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Strong, partisan disagreement in Congress has prevented implementation of various PPACA provisions, and the Trump Administration has made repeal of the PPACA a priority. One of the first executive orders of the Trump administration granted federal agencies broad powers to unwind regulations under the PPACA. On January 11, 2017, the Senate voted to approve a “budget blueprint” allowing Republicans to repeal parts of the law while avoiding Democrat filibuster. The “Obamacare Repeal Resolution” passed 51 – 48 in the Senate. Certain legislators are continuing their efforts to repeal the PPACA, although there is little clarity on how such a repeal would be implemented and what a PPACA replacement might look like. For the immediate future, there is significant uncertainty regarding the health care, health care coverage and health care insurance markets.
The U.S. government has in the past considered, is currently considering and may in the future consider healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect both private and public reimbursement for healthcare services. State and local governments, as well as a number of foreign governments, are also considering or have adopted similar types of policies. Future significant changes in the healthcare systems in the United States or elsewhere, and current uncertainty about whether and how changes may be implemented, could have a negative impact on the demand for our products. We are unable to predict whether other healthcare policies, including policies stemming from legislation or regulations affecting our business, may be proposed or enacted in the future; what effect such policies would have on our business; or the effect ongoing uncertainty about these matters will have on the purchasing decisions of our customers.
We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures.

If we do not obtain protection under the Hatch-Waxman Act and similar legislation outside of the United States by extending the patent terms and obtaining data exclusivity for our drug candidates, our business may be materially harmed.
Depending upon the timing, duration and specifics of FDA marketing approval of our drug candidates, if any, one or more of our U.S. licensed patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our drug candidate will be shortened and our competitors may obtain approval of competing products following our licensed patent expiration, and our revenue could be reduced, possibly materially.
If we market products in a manner that violates healthcare fraud and abuse laws, or if we violate government price reporting laws, we may be subject to civil or criminal penalties.
In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare laws, commonly referred to as “fraud and abuse” laws, have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. Other jurisdictions such as Europe have similar laws. These laws include false claims and anti-kickback statutes. If we market our products and our products are paid for by governmental programs, it is possible that some of our business activities could be subject to challenge under one or more of these laws.
Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service covered by Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers or formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws.
Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.
If the FDA and EMA and other regulatory agencies do not approve the manufacturing facilities of our future contract manufacturers for commercial production, we may not be able to commercialize any of our drug candidates.
We do not currently intend to manufacture the pharmaceutical products that we plan to sell. We currently have no agreements with contract manufacturers for the production of the active pharmaceutical ingredients and the formulation of sufficient quantities of drug product for our drug candidates’ pre-clinical studies and clinical trials and that we believe we will need to conduct prior to seeking regulatory approval.

We do not have agreements for commercial supplies of any of our drug candidates and we may not be able to reach agreements with these or other contract manufacturers for sufficient supplies to commercialize a drug candidate if it is approved. Additionally, the facilities used by any contract manufacturer to manufacture a drug candidate must be the subject of a satisfactory inspection before the FDA or the regulators in other jurisdictions approve the drug candidate manufactured at that facility. We will be completely dependent on these third-party manufacturers for compliance with the requirements of U.S. and non-U.S. regulators for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conform to our specifications and current good manufacturing practice requirements of any governmental agency whose jurisdiction to which we are subject, our drug candidates will not be approved or, if already approved, may be subject to recalls. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the drug candidates, including:
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the possibility that we are unable to enter into a manufacturing agreement with a third party to manufacture our drug candidates;

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the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and

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the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer.

Any of these factors could cause the delay of approval or commercialization of our drug candidates, cause us to incur higher costs or prevent us from commercializing our drug candidates successfully. Furthermore, if any of our drug candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our drug candidates and to have any such new source approved by the government agencies that regulate our products.
Even if our drug candidates receive regulatory approval, we may still face future development and regulatory difficulties.
Our drug candidates, if approved, will also be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and EMA requirements and requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices, or cGMPs. As such, we and our contract manufacturers will be subject to continual review and periodic inspections to assess compliance with cGMPs. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and EMA and other similar agencies and to comply with certain requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. Accordingly, we may not promote our approved products, if any, for indications or uses for which they are not approved.
If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our drug candidates fail to comply with applicable regulatory requirements, a regulatory agency may:
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issue warning letters;

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mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

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require us or our potential future collaborators to enter into a consent decree or permanent injunction, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

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impose other administrative or judicial civil or criminal penalties;

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withdraw regulatory approval;

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refuse to approve pending applications or supplements to approved applications filed by us or our potential future collaborators;

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impose restrictions on operations, including costly new manufacturing requirements; or

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seize or detain products.

Risks Relating to the Commercialization of Our Products
Even if approved, our drug candidates may not achieve broad market acceptance among physicians, patients and healthcare payors, and as a result our revenues generated from their sales may be limited.
The commercial success of our drug candidates, if approved, will depend upon their acceptance among the medical community, including physicians, health care payors and patients. The degree of market acceptance of our drug candidates will depend on a number of factors, including:
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limitations or warnings contained in our drug candidates’ FDA-approved labeling;

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changes in the standard of care or availability of alternative therapies at similar or lower costs for the targeted indications for any of our drug candidates;

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limitations in the approved clinical indications for our drug candidates;

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demonstrated clinical safety and efficacy compared to other products;

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lack of significant adverse side effects;

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sales, marketing and distribution support;

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availability of reimbursement from managed care plans and other third-party payors;

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timing of market introduction and perceived effectiveness of competitive products;

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the degree of cost-effectiveness;

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availability of alternative therapies at similar or lower cost, including generics and over-the-counter products;

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the extent to which our drug candidates are approved for inclusion on formularies of hospitals and managed care organizations;

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whether our drug candidates are designated under physician treatment guidelines for the treatment of the indications for which we have received regulatory approval;

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adverse publicity about our drug candidates or favorable publicity about competitive products;

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convenience and ease of administration of our drug candidates; and

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potential product liability claims.

If our drug candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients, the medical community and healthcare payors, sufficient revenue may not be generated from these products and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our drug candidates may require significant resources and may never be successful.

We have no sales, marketing or distribution capabilities and we will have to invest significant resources to develop those capabilities or enter into acceptable third-party sales and marketing arrangements.
We have no sales, marketing or distribution capabilities. To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that our initial drug candidate or any of our other drug candidates will be approved. For drug candidates where we decide to perform sales, marketing and distribution functions ourselves or through third parties, we could face a number of additional risks, including:
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we or our third-party sales collaborators may not be able to attract and build an effective marketing or sales force;

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the cost of securing or establishing a marketing or sales force may exceed the revenues generated by any products; and

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our direct sales and marketing efforts may not be successful.

We may have limited or no control over the sales, marketing and distribution activities of these third parties. Our future revenues may depend heavily on the success of the efforts of these third parties.
We may not be successful in establishing and maintaining development and commercialization collaborations, which could adversely affect our ability to develop certain of our drug candidates and our financial condition and operating results.
Because developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive, we may seek collaborations with companies that have more experience. Additionally, if any of our drug candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to our unlicensed territories. If we are unable to enter into arrangements on acceptable terms, if at all, we may be unable to effectively market and sell our products in our target markets. We expect to face competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements for the development of our drug candidates.
When we collaborate with a third party for development and commercialization of a drug candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party. For example, we may relinquish the rights to a drug candidate in jurisdictions outside of the United States. Our collaboration partner may not devote sufficient resources to the commercialization of our drug candidates or may otherwise fail in their commercialization. The terms of any collaboration or other arrangement that we establish may not be favorable to us. In addition, any collaboration that we enter into may be unsuccessful in the development and commercialization of our drug candidates. In some cases, once we have begun pre-clinical and initial clinical development of a drug candidate, we may be responsible for continuing research, or research programs under a collaboration arrangement, and the payment we receive from our collaboration partner may be insufficient to cover the cost of this development. If we are unable to reach agreements with suitable collaborators for our drug candidates, we would face increased costs, we may be forced to limit the number of our drug candidates we can commercially develop or the territories in which we commercialize them and we might fail to commercialize products or programs for which a suitable collaborator cannot be found. If we fail to achieve successful collaborations, our operating results and financial condition may be materially and adversely affected.
If serious adverse events or other undesirable side effects are identified during the development of a drug candidate for one indication, we may need to abandon our development of the drug candidate for other indications.
Drug candidates in clinical stages of development have a high risk of failure. We cannot predict when, or if, a drug candidate will prove effective or safe in humans or will receive regulatory approval. New side effects could, however, be identified as our we begin clinical trials for our drug candidate in additional indications. If new side effects are found during the development of a drug candidate for any indication, if known side effects are shown to be more severe than previously observed or if a drug candidate is found to have other unexpected characteristics, we may need to abandon our development of a drug candidate for all potential indications. We cannot assure you that additional or more severe adverse side effects with respect to a drug candidate will not develop in when we begin clinical trials, which could delay or preclude regulatory approval of a drug candidate or limit its commercial use.
Risks Relating to Our Intellectual Property
It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. If our licensed patent position does not adequately protect our drug candidates, others could compete against us more directly, which would harm our business, possibly materially.
Our commercial success will depend in part on our licensors and us obtaining and maintaining patent protection and trade secret protection of our current and future drug candidates and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our drug candidates is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities and the right under our licensed patent to contest alleged infringement.
The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the United States or in many jurisdictions outside of the United States. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our licensed intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that may be issued from the applications we currently or may in the future own or license from third parties. Further, if any patents we obtain or license are deemed invalid and unenforceable, our ability to commercialize or license our technology could be adversely affected.
Others have filed, and in the future, are likely to file, patent applications covering products and technologies that are similar, identical or competitive to ours or important to our business. We cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensors will not be involved in interference, opposition or invalidity proceedings before U.S. or non-U.S. patent offices.
The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:
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others may be able to develop a platform similar to, or better than, ours in a way that is not covered by the claims of our licensed or owned patents;

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others may be able to make compounds that are similar to our drug candidates but that are not covered by the claims of patents we have or are licensed to us;

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we might not have been the first to make the inventions covered by any pending patent applications which have been or may be filed;

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we might not have been the first to file patent applications for these inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies;

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any patents that we obtain, or are licensed to us, may not provide us with any competitive advantages;

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we, or our licensors, may not develop additional proprietary technologies that are patentable; or

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the patents of others may have an adverse effect on our business.

Without patent protection on the composition of matter of our drug candidates, our ability to assert our patents to stop others from using or selling our drug candidates in a non-pharmaceutically acceptable formulation may be limited.
Due to the patent laws of a country, or the decisions of a patent examiner in a country, or our own filing strategies, we may not obtain patent coverage for all of our drug candidates or methods involving these candidates in the parent patent application. We plan to pursue and request our licensors to pursue divisional patent applications or continuation patent applications in the United States and other countries to obtain claim coverage for inventions which were disclosed but not claimed in the parent patent application.
We may also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or feasible. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets may be expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.
Our commercial success will depend, in part, on our ability, and the ability of our licensors, to obtain and maintain patent protection. Our licensors’ failure to obtain and maintain patent protection for our products may have a material adverse effect on our business.
Pursuant to our license agreement with NIH and license agreements and MOUs with the Hebrew University’s technology transfer office, we have obtained and may obtain rights to certain patents. For additional information regarding these license agreements, see “Business — Intellectual Property.” In the future, we may seek rights from third parties to other patents or patent applications. Our success will depend, in part, on our ability and the ability of our licensors to maintain and/or obtain and enforce patent protection for our proposed products and to preserve our trade secrets, and to operate without infringing upon the proprietary rights of third parties. Patent positions in the field of biotechnology and pharmaceuticals are generally highly uncertain and involve complex legal and scientific questions. We cannot be certain that we or our licensors were the first inventors of inventions covered by our licensed patents or that we or they were the first to file. Accordingly, the patents licensed to us may not be valid or afford us protection against competitors with similar technology. The failure to maintain and/or obtain patent protection on the technologies underlying our proposed products may have material adverse effects on our competitive position and business prospects.
We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.
If we choose to go to court to stop another party from using the inventions claimed in any patents we may obtain, that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced against that third party. These lawsuits may be expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the infringement of such patents. In addition, there is a risk that the court will decide that such patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights to such patents. In addition, the U.S. Supreme Court has recently modified some tests used by the U.S. Patent and Trademark Office, or USPTO, in granting patents over the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of challenge of any patents we obtain or license.
We may infringe the intellectual property rights of others, which may prevent or delay our drug development efforts and stop us from commercializing or increase the costs of commercializing our drug candidates.
Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. We cannot guarantee that our drug candidates, or manufacture or use of our drug candidates, will not infringe third-party patents. Furthermore, a third party may claim that we or our manufacturing or commercialization collaborators are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our drug candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. There is a risk that a court would decide that we or our commercialization collaborators are infringing the third party’s patents and would order us or our collaborators to stop the activities covered by the patents. In that event, we or our commercialization collaborators may not have a viable way around the patent and may need to halt commercialization of the relevant product. In addition, there is a risk that a court will order us or our collaborators to pay the other party damages for having violated the other party’s patents. In the future, we may agree to indemnify our commercial collaborators against certain intellectual property infringement claims brought by third parties. The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our drug candidates to market and be precluded from manufacturing or selling our drug candidates.
We cannot be certain that others have not filed patent applications for technology covered by pending applications subject to our license agreements, or that we were the first to invent the technology, because:
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some patent applications in the United States may be maintained in secrecy until the patents are issued;

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patent applications in the United States are typically not published until 18 months after the priority date; and

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publications in the scientific literature often lag behind actual discoveries.

Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions. Other countries have similar laws that permit secrecy of patent applications, and may be entitled to priority over our applications in such jurisdictions.
Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. Currently, we rely upon our licensors to fund the payments under our license agreements. We are required to reimburse our licensors for these fees. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.
Risks Associated with Our Securities
The initial offering price of  $5,00 per A Unit is arbitrary.
The initial offering price of  $5.00 per A Unit has been arbitrarily determined by our management and does not bear any correlative relationship to the assets, net worth or projected earnings of the company, or any other generally accepted criteria of value.
There is no underwriter or placement agent for this offering, so no outside independent party has verified any of the statements contained in this offering circular.
Although we reserve the right to engage one or more sales agents, placement agents or underwriters in the future, currently there are no sales agents, placement agents or underwriters in connection with this offering. As a result, no sales agents, placement agents or underwriters have performed a due diligence review or valuation of the company specifically in connection with this offering.
Our executive officers, directors and principal stockholders have the ability to control all matters submitted to stockholders for approval.
Upon completion of this offering, our executive officers, directors and stockholders who own 5% or more of our currently outstanding shares of common stock, will beneficially own shares, in the aggregate, representing approximately 53.5% of our currently outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they would continue to be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act collectively, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of the company on terms that other stockholders may desire.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful stockholder claims against us and may reduce the amount of money available to us.
As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our certificate of incorporation limits the liability of our directors to the fullest extent permitted by law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our certificate of incorporation and by-laws provide that we shall indemnify, to the fullest extent authorized by the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the company or is or was serving as an officer or director of another entity at our request, against all expense, loss or liability reasonably incurred or suffered in connection therewith. Our certificate of incorporation provides that indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to us of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification.
Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.
The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duty as directors by shifting the burden of such losses and expenses to us. Certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded. As a result, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to stockholders who may choose to bring a claim against the company.
Management will have discretion as to the use of proceeds from this offering.
The net proceeds from this offering will be used for the purposes described under “Use of Proceeds.” The Company reserves the right to use the funds obtained from this offering for other purposes not presently contemplated that it deems to be in the best interests of the company and its stockholders in order to address changed circumstances or opportunities. Because of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of the company’s management with respect to application and allocation of the net proceeds of this offering. Investors for the securities offered hereby will be entrusting their funds to the company’s management, upon whose judgment and discretion the investors must depend.
No public market for our securities currently exists, and an active trading market may not develop or be sustained.
Our securities are not currently quoted or traded on any trading market and there can be no assurance that an active public market for our securities will ever develop in the future. In the absence of an active trading market:
•
investors may have difficulty buying and selling or obtaining market quotations;

•
market visibility for our securities may be limited; and

•
a lack of visibility for our securities may have a depressive effect on any market price for our securities that might develop.

We intend to seek a trading market for the A Units on the OTCQB on, prior to or promptly after a final closing of this offering, including in connection with any earlier closing of this offering, or at such other time as we may determine in our sole discretion. We also intend to seek a trading market for our common stock and the W Warrants on the OTCQB at such time as we may determine. Because we have discretion with respect to if, when or where our securities will be publicly traded, there can be no assurance that our securities will ever be quoted on the OTCQB or listed or traded on any other trading market or, if listed, quoted or traded, that an active public market will develop or be sustained. Moreover, there can be no assurance that security analysts of brokerage firms will provide coverage of our company, if at all. In the event there is no active trading market for our securities or coverage of our company by security analysts of brokerage firms, you may be unable to dispose of your securities at desirable prices or at all. Moreover, there is a risk that our securities could be delisted from any trading market on which it may be quoted or traded.
The lack of an active trading market may also impair our ability to raise capital to continue to fund operations by selling securities and may impair our ability to acquire additional intellectual property assets by using our securities as consideration.

Our securities may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.
The Securities and Exchange Commission, or SEC, has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTCQB does not meet such requirements and if the price of any class of our traded securities is less than $5.00, such securities will be deemed to be penny stock. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (a) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (b) a written agreement to transactions involving penny stocks; and (c) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our securities, and therefore holders may have difficulty selling their securities once they are publicly traded.
Financial Industry Regulatory Authority sales practice requirements may also limit your ability to buy and sell our securities, which could depress the price of our securities.
Financial Industry Regulatory Authority, or FINRA, rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our securities, which may limit your ability to buy and sell our securities once publicly traded, have an adverse effect on the market for our securities, and thereby depress their market prices.
Even if our securities become publicly traded and an active trading market develops, the market price of our securities may be volatile, and purchasers of our securities could incur substantial losses.
Even if our securities become publicly traded and even if an active trading market develops for our securities, of which no assurances can be given, the market price of our securities may be volatile and subject to wide fluctuations in response to various factors. The stock market in general, and the market for new drug companies, in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our securities may also be influenced by many additional factors, including the following:
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our ability to successfully commercialize, and realize revenues from sales of, any products we may develop;

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the performance, safety and side effects of any drug candidates we may develop;

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the success of competitive products or technologies;

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results of clinical studies of any drug candidates we may develop or those of our competitors;

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regulatory or legal developments in the U.S. and other countries, especially changes in laws or regulations applicable to any products we may develop;

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introductions and announcements of new products by us, our commercialization partners, or our competitors, and the timing of these introductions or announcements;

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actions taken by regulatory agencies with respect to our drug candidates, clinical studies, manufacturing process or sales and marketing terms;

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variations in our financial results or those of companies that are perceived to be similar to us;

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the success of our efforts to acquire or in-license additional products or other products we may develop;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

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our ability or inability to raise additional capital and the terms on which we raise it;

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the recruitment or departure of key personnel;

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changes in the structure of healthcare payment systems;

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market conditions in the pharmaceutical and biotechnology sectors;

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actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our securities, other comparable companies or our industry generally;

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general economic, industry and market conditions; and

•
the other risks described in this “Risk Factors” section.

These broad market and industry factors may seriously harm the market price of our securities, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and prospects.
Our outstanding securities may have an adverse effect on the market price of our securities.
As of the date of this offering circular, we have 12,509,024 shares of common stock outstanding and 1,691,483 warrants outstanding. The sale, or even the possibility of sale, of our securities could have an adverse effect on the future market price for our securities or on our ability to obtain future public financing. Further, if and to the extent our warrants, or any additional warrants we issue, are exercised, you may experience dilution to your holdings. See “Securities Being Offered and Description of Securities — Private Placement Warrants” beginning on page 79.
We do not intend to pay dividends on our common stock.
We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends on our common stock in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends on our common stock in the foreseeable future. As a result, any gain you will realize on our securities (including warrants) will result solely from the appreciation of such securities.
You will experience immediate and substantial dilution.
The difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering constitutes the dilution to the investors in this offering. Our prior stockholders acquired their securities prior to this offering at substantially less than investors are paying in this offering, significantly contributing to this dilution. Upon consummation of this offering, after giving effect to the sale of the A Units in this offering and assuming no value is attributed to the W Warrants included in the A Units, investors in the A Units will incur an immediate and substantial dilution of approximately $4.83 per share (the difference between the pro forma as adjusted net tangible book value per share of  $0.17, and the initial offering price of  $5.00 per A Unit). This is because investors in this offering will be contributing approximately 23% of the total amount paid to us for our outstanding shares of common stock after this offering, but will only own approximately 1.6% of our outstanding shares of common stock. Accordingly, the per-share purchase price investors will be paying substantially exceeds our per share net tangible book value.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our securities less attractive to investors.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of  (1) the last day of the fiscal year following the fifth anniversary of the completion of an initial public offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, (3) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and their market prices may suffer or be more volatile.
Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.
We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the other rules and regulations of the SEC, and the rules and regulations of any trading market on which our securities may be quoted or traded. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning as early as our annual report on Form 10-K for the fiscal year ended December 31, 2020. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and as our business expands we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.
If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NYSE American, the SEC or other regulatory authorities, which would require additional financial and management resources.
Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our common stock, and could adversely affect our ability to access the capital markets.
Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in our corporate charter and our by-laws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for our securities, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include the following.
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our board of directors is divided into three classes with staggered three-year terms which may delay or prevent a change of our management or a change in control;

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our board of directors has the right to elect directors to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on our board of directors;

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our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

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our board of directors is able to issue, without stockholder approval, shares of undesignated preferred stock, which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

These provisions may also frustrate or prevent any attempts by our stockholders to replace or remove our current management or members of our board of directors. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.
Our certificate of incorporation and by-laws include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.
Our certificate of incorporation and by-laws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for:
(a)
any derivative action or proceeding brought on our behalf;

(b)
any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, or agents to us or to our stockholders;

(c)
any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation, or the by-laws; or

(d)
any action asserting a claim governed by the internal affairs doctrine except that our by-laws provide that as to each of  (a) through (d) above, any claim (i) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than such court or (iii) for which such court does not have subject matter jurisdiction. In no event, however, shall the Court of Chancery, under our by-laws, constitute an exclusive forum for actions, including derivative actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, thereby allowing any such actions to be filed in any court having jurisdiction. Our by-laws further provide that if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for the matters specified above.
These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees, or agents, which may discourage lawsuits against us or our directors, officers, employees, or agent. If a court were to find either exclusive-forum provision in our certificate of incorporation or By-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.
If we do not maintain a current and qualified offering circular or prospectus relating to the securities issuable upon exercise of our W Warrants, holders will be able to exercise such warrants only on a “cashless basis.”
If we do not maintain a current and effective offering circular or prospectus relating to the securities issuable upon exercise of the W Warrants at the time that holders wish to exercise such warrants, they will be able to exercise them only on a “cashless basis” pursuant to the terms of the warrants and an exemption provided by Section 3(a)(9) of the Securities Act of 1933. As a result, the number of securities that holders would receive upon exercise of the W Warrants would be fewer than it would have been had such holder exercised the W Warrant for cash. Under the terms of the warrant agreement, we have agreed to use our best efforts to maintain a current and effective offering circular or prospectus relating to the securities issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. If we are unable to do so, the potential “upside” of your investment in us may be reduced.
Our ability to require holders of our W Warrants to exercise such warrants on a cashless basis upon a redemption of the W Warrants would cause holders to receive fewer shares of common stock upon their exercise of the warrants than they would have received had they been able to exercise their warrants for cash.
If we call our W Warrants for redemption after the redemption criteria described elsewhere in this offering circular have been satisfied, we will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” If we choose to require holders to exercise their warrants on a cashless basis, the number of shares of common stock received by a holder upon exercise will be fewer than it would have been had such holder exercised the warrant for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in our company.
We may amend the terms of the warrants in a way that may be adverse to holders with the approval by the holders of a majority of the then outstanding warrants.
Our warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer and Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. The warrant agreement requires the approval by the holders of a majority of the then outstanding warrants) in order to make any change that adversely affects the interests of the registered holders.
We may redeem the W Warrants and Z Warrants at a time that is not beneficial to investors.
We may call the W Warrants and Z Warrants for redemption at any time after the redemption criteria described elsewhere in this offering circular have been satisfied. If we call such warrants for redemption, holders may be forced to accept a nominal redemption price or sell or exercise the warrants when they may not wish to do so.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
The statements contained in this offering circular that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this offering circular may include, for example, statements about our:
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limited operating history;

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reliance on third parties for research;

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results of operations;

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ability to manage growth;

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regulatory or operational risks;

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success in retaining or recruiting, or changes required in, our officers, key employees or directors;

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capital structure;

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ability to obtain additional financing when and if needed; and

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liquidity.

The forward-looking statements contained in this offering circular are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS
We estimate that the net proceeds of this offering will be approximately $700,000 from the sale of our A Units offered in this offering based upon the initial public offering price of  $5.00 per A Unit, and after deducting estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our securities and to facilitate our future access to the public capital markets. We will likely use the net proceeds of this offering for:
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Conducting pre-clinical and clinical development for our current and future drug candidates;

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Funding our existing and sponsoring new research programs;

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Prosecuting patent applications and protecting our intellectual property rights; and

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Working capital and general corporate purposes.

More specifically, we currently anticipate that an aggregate of approximately $500,000 of the net proceeds of this offering will be used for the pre-clinical development and IND-enabling work for our proprietary CBD plus chloroprocaine combination drug candidate and MRI-1867, as well as pre-clinical testing for our other drug candidates.
We may also use a portion of the net proceeds of this offering to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so. In addition, we may seek to repurchase our outstanding securities from time to time in market or private transactions. However, we have no current commitments or obligations to do so.
Based on our current financial resources, our expected level of operating expenditures and the net proceeds of this offering, together with expected net proceeds from government, other third-party funding or combinations thereof, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, we believe that we will be able to fund our projected operating requirements for at least the next 12 months. The expected net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to fund any of our drug candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our drug candidates. We expect to finance our cash needs primarily through equity offerings, including through the exercise of our W Warrants and Z Warrants, and potentially through debt financings, collaborations, out-licenses and development agreements.
The expected use of net proceeds of this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, we will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including our ability to obtain additional financing, the progress, cost and results of our pre-clinical and clinical trials and other development efforts for our proprietary CBD plus chloroprocaine combination drug candidate, MRI-1867 and our other drug candidates and other factors described in “Risk Factors”, as well as the amount of cash we use in our operations.
Pending the use of the net proceeds described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DILUTION
The difference between the offering price per A Unit in this offering and the pro forma as adjusted net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the total number of outstanding shares of common stock.
As of June 30, 2019, on an actual basis, a pro forma basis and a pro forma as adjusted basis, our net tangible book value is as follows:
	Actual	Pro Forma(1)(2)	Pro Forma As Adjusted(3)
Net book value	$1,099,102	$1,429,550	$2,129,550
Less: intangible assets	0	0	0
Net tangible book value	1,099,102	1,429,550	2,129,550
Total common shares outstanding	12,358,855	12,509,024	12,709,024
Net tangible book value per common share	$0.09	$0.11	$0.17

(1)
The “Pro Forma” information gives effect to the sale of 150,169 units in July 2019, each comprised of one share of our common stock and two Private Placement Warrants for net proceeds of  $330,448.

(2)
The “Pro Forma” information does not give effect to the Warrant Offering.

(3)
The “Pro Forma As Adjusted” information gives effect to a sale of all the A Units by us in this offering.

After giving effect to the sale of the A Units in this offering, on a pro forma as adjusted basis, our net tangible book value would be $2,129,550, or $0.17 per common share, after deducting the expenses of this offering totaling approximately $300,000, assuming no value is attributed to the W Warrants included in the A Units. This would represent an immediate increase in pro forma as adjusted net tangible book value of $4.83 per share to our existing stockholders and an immediate dilution of  $0.06 per share to investors purchasing A Units in this offering.
The following table illustrates the dilution to new investors on a per-share basis, assuming no value is attributed to the A Warrants included in the A Units:
Offering price per Series A Unit		$5.00
Pro forma net tangible book value per common share before this offering	$0.11
Increase in pro forma as adjusted net tangible book value per common share attributable to investors purchasing Series A Units in this offering	0.06
Pro forma as adjusted net tangible book value per share after this offering		$0.17
Dilution to new investors		4.83
The following table sets forth information with respect to our existing stockholders and the new investors as follows:
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	12,509,024	98.4%	$3,319,362	76.8%	$0.27
New investors	200,000	1.6%	$1,000,000	23.2%	$5.00
Total	12,709,024	100%	$4,319,362	100%

CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2019 on an actual basis, on a pro forma basis to give effect to the events described in footnote (1) below, and on a pro forma as adjusted basis to give effect to the events described in footnote (2), below.
	Actual	Pro Forma(1)(2)		Pro Forma As Adjusted(3)
Stockholders’ equity
Preferred stock, $0.001 par value, 20,000,000 shares authorized; none issued and outstanding	—	$		$
Common stock, $0.001 par value, 50,000,000 shares authorized (actual); 12,358,855 shares issued and outstanding (actual); 12,509,024 shares issued and outstanding (pro forma); 13,209,024 shares issued and outstanding (as adjusted)	12,359		12,509		12,769
Additional paid-in capital	2,975,324		3,305,622		4,005,422
Accumulated deficit	(1,878,340)		(1,878,340)		(1,878,340)
Accumulated other comprehensive loss	(10,241)		(10,241)		(10,241)
Total stockholders’ equity	1,099,102		1,429,550		2,129,550
Total capitalization	1,099,102		1,429,550		2,129,550

(1)
The “Pro Forma” information gives effect to the sale of 150,169 units in July 2019, each comprised of one share of our common stock and two Private Placement Warrants, for net proceeds of  $330,448.

(2)
The “Pro Forma” information does not give effect to the Warrant Offering.

(3)
The “Pro Forma As Adjusted” information gives effect to a sale of all the A Units by us in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this offering circular. Some of the information contained in this discussion and analysis or set forth elsewhere in this offering circular, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements involving risks and uncertainties and should be read together with the “Risk Factors” section of this offering circular for a discussion of important factors which could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Management’s Discussion and Analysis of Financial Condition and Results of Operations.
We are a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system. This system is critical for maintaining overall human health by modulating key functions within the body, including those relating to the immune, metabolic and nervous systems.
The endocannabinoid system is comprised of chemical compounds, or cannabinoids, that interact with cannabinoid receptors which are located throughout the body. Endogenously-produced cannabinoids are known as endocannabinoids. Cannabinoids can also be derived from the cannabis plant or can be synthetically produced. The most well-known and researched plant-derived and synthetically-produced cannabinoids are CBD and THC.
We intend to pursue FDA approval, as well as other U.S. and non-U.S. regulatory approvals, for our proprietary drug candidates. We believe that the rigorous safety and efficacy testing required to obtain FDA approval will distinguish our drugs from the proliferation of commoditized cannabinoid products in the marketplace. FDA approval will also allow us to legally market our drugs with claims of therapeutic benefit for specific diseases and indications which cannot be done with non-FDA approved products. Finally, obtaining approval will allow us to overcome the legal obstacles that exist under state and federal laws to the marketing, selling and transportation of cannabinoids and cannabinoid associated products. By pursuing this strategy, we hope to gain a competitive advantage over non-approved products and encourage healthcare providers to prescribe our products for the diseases and indications for which our products are intended at higher prices when compared to non-approved products.
Our products will utilize synthetically produced cannabinoids as opposed to plant based compounds. We believe this will enable us to have better quality control and consistency for our products and eliminate the inherent risks associated with plant production. We hope to also gain a competitive advantage in this regard.
We have devoted substantially all of our resources to our development efforts relating to our drug candidates, including sponsoring research with world-renowned academic and medical research institutions, designing future pre-clinical studies, providing general and administrative support for these operations and securing and protecting our licensed intellectual property. We do not have any products approved for sale and have not generated any revenue from product sales. From inception (April 18, 2017) until June 30, 2019, we have funded our operations primarily through the private placement of common stock and warrants.
We have incurred net losses in each year since our inception. As of June 30, 2019, we had an accumulated deficit of  $1,878,340. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.
We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that all our expenses will increase substantially as we:
•
continue our research and development efforts;

•
contract with third-party research organizations to management our pre-clinical and clinical trials for our drug candidates;

•
outsource the manufacturing of our drug candidates for pre-clinical testing and clinical trials;

•
seek to obtain regulatory approvals for our drug candidates;

•
maintain, expand and protect our intellectual property portfolio;

•
add operational, financial and management information systems and personnel to support our research and development and regulatory efforts; and

•
operate as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our drug candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization any of our current or future drug candidates. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of the proceeds of this offering, additional equity offerings or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our drug candidates.
Critical Accounting Policies and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.
Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this offering circular. We believe that the accounting policies are critical for fully understanding and evaluating our financial condition and results of operations.
Net Loss Per Share
Basic net loss per common share attributable to common shareholders is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Since the company was in a loss position for all periods presented, basic net loss per share is the same as dilutive net loss per share as the inclusion of all potential dilutive common shares which consist of stock options and warrants, would be anti-dilutive.
JOBS Act
On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of  (i) the last day of the fiscal year in which we have total annual gross revenues of  $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of an initial public offering; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
Financial Overview
Six Months Ended June 30, 2019 versus Six Months Ended June 30, 2018
The following table summarizes our results of operations for the six months ended June 30, 2019 and June 30, 2018:
	Six Months Ended June 30,
	2019	2018
Operating Expenses:
General and Administrative	$731,422	$209,717
Research and Development	197,420	65,000
Loss from Operations	(928,842)	(274,717)
Net Loss	(928,842)	(274,717)
Our net losses were $928,842 and $274,717 for the six months ended June 30, 2019 and June 30, 2018, respectively.
Revenue
We did not generate any revenue in either six-month period. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for and then successfully commercialize one or more drug candidates in the United States.
Operating Expenses
General and Administrative Expenses
General and administrative expenses consist primarily of costs related to our Management Services Agreements, or MSAs. Other significant general and administrative expenses include, accounting and legal services, expenses associated with obtaining and maintaining patents and the expenses related to the issuance of stock options to certain of our advisory board members. We incurred general and administrative expenses in the six months ended June 30, 2019 and June 30, 2018 of  $731,422 and $209,717, respectively. We attribute this growth in our general and administrative expenses to a greater level of our business activities (managing our research programs at Hebrew University and NIH, negotiating and executing our license agreements, pursuing patent protection for our intellectual property, investigating additional business opportunities, retaining new employees and preparing for an initial public offering, including increased costs to comply with corporate governance, internal controls and similar requirements applicable to public companies), all of which have increased the amounts payable (i) under our MSAs; (ii) in compensation and benefits; and (iii) to our accounting and legal advisors.
Research and Development Expenses
We recognize research and development expenses as they are incurred. Our research and development expenses consist of fees incurred under our agreements with Hebrew University and the NIH, including the expenses associated with warrants issued in connection with the agreements with Hebrew University. For the six months ended June 30, 2019 and June 30, 2018, we incurred research and development expenses of $197,420 and $65,000, respectively. These expenses increased as the amount of our research activities increased. We plan to increase our research and development expenses for the foreseeable future as we continue the development of our drug candidates and other indications and to further advance the development of other potential drug candidates, subject to the availability of additional funding.
Fiscal Year Ended December 31, 2018 Versus the Period April 18, 2017 (Inception) Through December 31, 2017
The following table summarizes our results of operation for the fiscal year ended December 31, 2018 and for the period from April 18, 2017 (inception) through December 31, 2017:
	Year Ended December 31, 2018	Period from April 18, 2017 (Inception) to December 31, 2017
Operating Expenses:
General and Administrative	$408,425	$131,695
Research and Development	277,539	131,839
Loss from Operations	(685,964)	(263,534)
Net Loss	(685,964)	(263,534)
Our net losses were $685,964 and $263,534 for the fiscal year ended December 31, 2018 and the period from April 18, 2017 (inception) through December 31, 2017, respectively. We anticipate our fiscal year net losses will increase as we continue to advance our research and drug development activities and incur additional general and administrative expenses to meet the needs of our business.
Revenue
We did not have any revenue during the period from April 18, 2017 (inception) through December 31, 2018. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for and then successfully commercialize a drug candidate in the United States. In the event we choose to pursue a partnering arrangement to commercialize a drug candidate or other products outside the United States, we would expect to initiate additional research and development in the future.
Operating Expenses
General and Administrative Expenses
General and administrative expenses consist primarily of costs related to our Management Services Agreements, or MSAs. Other significant general and administrative expenses include, accounting and legal services, expenses associated with obtaining and maintaining patents and the expenses related to the issuance of stock options to certain of our advisory board members. For the fiscal year ended December 31, 2018 and for the period April 18, 2017 (inception) through December 31, 2017, we incurred $408,425 and $131,695 of general and administrative expenses, respectively. We attribute this growth in our general and administrative expenses primarily to a greater level of business activities being conducted for a full year in 2018 compared to only a partial year in 2017.
We expect that our general and administrative expenses will increase due to the further development of our drug candidates. We believe that these increases will likely include increased costs for director and officer liability insurance, costs related to the hiring of additional personnel and increased fees for outside consultants, lawyers and accountants. We also expect to incur increased costs to comply with corporate governance, internal controls and similar requirements applicable to public companies.
Research and Development and Expenses
Since our inception, we have focused our resources on our research and development activities. We recognize research and development expenses as they are incurred. Our research and development expenses consist of fees paid under our agreements with Hebrew University and the NIH, including the expenses associated with warrants issued in connection with the agreements with Hebrew University. For the fiscal year ended December 31, 2018 and for the period from April 18, 2017 (inception) through December 31, 2017, we incurred $277,539 and $131,839 in research and development expenses, respectively. We plan to increase our research and development expenses for the foreseeable future as we continue the development of our drug candidates and other indications and to further advance the development of other potential drug candidates, subject to the availability of additional funding.
Liquidity and Capital Resources
We have incurred losses since our inception and, as of June 30, 2019, we had an accumulated deficit of $1,878,340. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may seek to obtain through a combination of equity offerings or debt financings, including this offering, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.
Since April 18, 2017 (inception) through June 30, 2019, we have funded our operations principally with $2,868,855 from the sale of common stock and units comprised of common stock and warrants and the exercise of a portion of such warrants. As of June 30, 2019, we had cash of  $869,420 and have recorded deferred offering costs of  $393,845 in connection with our private placement of  $3.00 Units and this offering. In December 2019, we commenced the Warrant Offering in compliance with all applicable securities laws. From June 30, 2019 through the date of this offering circular, we raised an additional $450,507 in gross proceeds from the sale of our common stock and warrants.
Future Funding Requirements
We have not generated any revenue. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize any of our drug candidates. At the same time, we expect our expenses to increase in connection with our ongoing development activities, particularly as we continue to research, develop, and seek regulatory approval for, our drug candidates. We expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate that we will need substantial additional funding in connection with our continuing operations.
Based upon our current operating plan, we anticipate raising capital through private placements and/or public offerings in compliance with applicable securities laws to fund our operating expenses, including this offering. Based on our current financial resources, our expected level of operating expenditures and the net proceeds of this offering, together with expected net proceeds from government, other third-party funding or combinations thereof, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, we believe that we will be able to fund our projected operating requirements for at least the next 12 months. Thereafter, we will need to obtain additional financing to fund future clinical trials for our drug candidates. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development of our initial drug candidates.
Our future capital requirements will depend on many factors, including:
•
the progress, costs, results and timing of our drug candidates’ future pre-clinical studies and future clinical trials, and the clinical development of our drug candidates for other potential indications beyond their initial target indications;

•
the willingness of the FDA and the EMA to accept our future drug candidate clinical trials, as well as our other completed and planned clinical and pre-clinical studies and other work, as the basis for review and approval of our drug candidates;

•
the outcome, costs and timing of seeking and obtaining FDA, EMA and any other regulatory approvals;

•
the number and characteristics of drug candidates that we pursue, including our drug candidates in future pre-clinical development;

•
the ability of our drug candidates to progress through clinical development successfully;

•
our need to expand our research and development activities;

•
the costs associated with securing and establishing commercialization and manufacturing capabilities;

•
the costs of acquiring, licensing or investing in businesses, products, drug candidates and technologies;

•
our ability to maintain, expand and defend the scope of our licensed intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•
need and ability to hire additional management our and scientific and medical personnel;

•
the effect of competing technological and market developments;

•
our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

•
the economic and other terms, timing and success of any collaboration, licensing or other arrangements into which we may enter in the future.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our cash needs through a combination of the proceeds of this offering, equity offerings or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt and equity securities, the ownership interests of our common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance of ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and for all other entities, including EGCs, the amendments arc effective for fiscal years beginning after December 15, 2019, and interim periods within that reporting period. Earlier adoption is permitted for all entities as of the beginning of an interim period for which financial statements have not been issued or have not been made available for issuance. The company is currently evaluating the impact the adoption of the new standard will have on its consolidated financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This update provides guidance on how to record eight specific cash flow issues. This guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, including EGCs, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted and a retrospective transition method to each period should be presented. The company does not expect the adoption to have a material impact on the consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), requiring that the statement of cash flows explain the change in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, including EGCs, the amendments arc effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The provisions of this guidance are to be applied using a retrospective approach which requires application of the guidance for all periods presented. The company’s adoption of ASU 2016-18 on January 1, 2019 did not have a material impact on the consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASC 2017-01”), which amends the guidance of FASB ASC Topic 805, Business Combinations (ASC 805) adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The objective of ASU 2017-01 is to narrow the definition of what qualifies as a business under Topic 805 and to provide guidance for streamlining the analysis required to assess whether a transaction involves the acquisition (disposal) of a business. ASU 2017-01 provides a screen to assess when a set of assets and processes do not qualify as a business under Topic 805, reducing the number of transactions that need to be considered as possible business acquisitions. ASU 2017-01 also narrows the definition of output under Topic 805 to make it consistent with the description of outputs under Topic 606. Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim periods within those periods. All other entities, including EGCs, should apply the amendments to annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The company’s adoption of ASU 2017-01 on January 1, 2019 did not have a material impact on the consolidated financial statements.
In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. The amendments in Part I of this ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, including EGCs, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The company’s early adoption of ASU 2017-11 on January 1, 2019 did not have a material impact on the consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”). The amendments in this ASU provide financial statement preparers with an option to reclassify stranded tax effects within Accumulated Other Comprehensive Income (“AOCI”) to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. This amendment is effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Organizations should apply the proposed amendments either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The company’s adoption of ASU 2018-02 on January 1, 2019 did not have a material impact on the consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements in Topic 820. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. For all entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The company does not expect the adoption to have a material impact on the consolidated financial statements.
The company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the consolidated financial statements as a result of future adoption.
Controls and Procedures
We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2020. As of the date of this offering circular, we have not completed an assessment, nor have our auditors tested our systems of internal controls.
Effect of Inflation and Changes in Prices
We do not believe that inflation and changes in prices will have a material effect on our operations.

OUR BUSINESS
We are a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system. This system is critical for maintaining overall human health by modulating key functions within the body, including those relating to the immune, metabolic and nervous systems.
The endocannabinoid system is comprised of chemical compounds, or cannabinoids, that interact with cannabinoid receptors which are located throughout the body. Endogenously-produced cannabinoids are known as endocannabinoids. Cannabinoids can also be derived from the cannabis plant or can be synthetically produced. The most well-known and researched plant-derived and synthetically-produced cannabinoids are CBD and THC.
We intend to pursue FDA approval, as well as other U.S. and non-U.S. regulatory approvals, for our proprietary drug candidates We believe that the rigorous safety and efficacy testing required to obtain FDA approval will distinguish our drugs from the proliferation of commoditized cannabinoid products in the marketplace. FDA approval will also allow us to legally market our drugs with claims of therapeutic benefit for specific diseases and indications which cannot be done with non-FDA approved products. Finally, obtaining approval will allow us to overcome the legal obstacles that exist under state and federal laws to the marketing, selling and transportation of cannabinoids and cannabinoid associated products. By pursuing this strategy, we hope to gain a competitive advantage over non-approved products and encourage healthcare providers to prescribe our drugs for the diseases and indications for which they are intended at higher prices when compared to non-approved products. To date, the FDA has approved one cannabis-derived product, specifically Epidiolex, and three cannabis-related drug products, specifically Marinol, Syndros and Cesamet. We have not submitted any IND applications to the FDA or initiated any clinical trials. Our primary activities have been sponsoring pre-clinical research and development activities with world-renowned academic and medical research institutions for our drug candidates, none of which have been approved by the FDA at this time.
Our products will utilize synthetically-produced cannabinoids as opposed to plant-derived compounds. We believe this will enable us to have better quality control and consistency for our products and eliminate the inherent risks associated with plant production. We hope to also gain a competitive advantage in this regard.
Our Strategic Relationships
We are advancing four cannabinoid programs in collaboration with top researchers at world-renowned academic and medical research institutions that are leaders in cannabinoid and cannabis research.
Hebrew University Programs
We are working with leading researchers at Hebrew University on three projects, which seek to identify novel cannabinoid-based therapeutics for development. These projects are being conducted pursuant to the MOUs between us and Yissum Research Development Company of the Hebrew University, which we refer to as Yissum. Under these MOUs, we are responsible for funding the costs of prescribed research projects. This research is conducted under the auspices of a named researcher. We have the exclusive right to negotiate for licenses of the intellectual property resulting from this research, including any patents that are filed. To date, we have executed two licenses in connection with these MOUs.
Proprietary CBD-mediated, Opioid-sparing Anesthetics
In collaboration with Dr. Alexander Binshtok of Hebrew University, we are evaluating the CBD-mediated activation of nociceptive, transient receptor potential cation channels, or TRPV1 and TRPA1 channels, for painless pain-selective anesthesia. Dr. Binshtok is studying the effects of approved anesthetics in combination with CBD on sodium currents and action potential. The research will be carried out, under our company’s sponsorship and supervision, by Dr. Binshtok and his team at Hebrew University.
In a previous study, Dr. Binshtok discovered that the injection of capsaicin, a TRPV1 and TRPA1 channel activator, in combination with QX-314, a lidocaine derivative, in-vivo effectively silenced pain and itch. Building upon these prior results, our sponsored research program with Dr. Binshtok has demonstrated in-vivo “proof of concept” feasibility in mice that CBD, a TRPV1 and TRPA1 channel activator, can be used as an alternative to capsaicin in combination with chloroprocaine, an approved anesthetic, resulting in painless selective long-term pain relief without paralytic, autonomic or neurotoxic side effects.
We are currently working with Dr. Binshtok to optimize potential treatment regimens, as well as to conduct safety and efficacy studies. We believe that our proprietary combinations of CBD with approved anesthetics may be eligible for the FDA’s 505(b)(2) development pathway. This pathway was introduced to avoid duplication of studies already performed on drug compounds, in this case both CBD and the anesthetics, and would significantly reduce the future time and costs associated with clinical development. We plan to file an IND in 2021 to commence human clinical trials.
We believe our proprietary combinations of CBD with approved anesthetics would be applicable in multiple clinical settings including:
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opioid-sparing post-operative pain management

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nerve block anesthesia

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epidural anesthesia during childbirth (i.e., pain relief while retaining the ability to “push”)

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spinal anesthesia, particularly in patients susceptible to low blood pressure (e.g., the elderly)

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dental anesthesia inflammatory, cancer and neuropathic pain and itch

Each of these potential applications represents a significant market opportunity in the United States, as well as globally.
Additionally, we believe that opioid-sparing, pain-selective anesthetics may also reduce the need for the use of highly-addictive opioids in tandem with anesthetics or for general stand-alone pain management helping to address a growing opioid epidemic in the United States. According to the Center for Disease Control and Prevention, or CDC, there were nearly 30,000 overdose deaths related to opioids in 2017. The U.S. Federal Government budgeted approximately $4.6 billion for 2018 to combat the growing opioid epidemic. Given the growing health and economic impact of opioids, we believe an opioid-sparing anesthetic, such as those in our novel class of pain-selective anesthetics, would be well-received by the market and may be considered for an expedited review by the FDA.
Synthesis of Novel Cannabinoids
In collaboration with Dr. Dmitry Tsvelikhovsky of Hebrew University, we are pursuing two programs seeking to synthesize novel cannabinoids: cannabinoid-based dual-action compounds and novel chemical derivatives based upon the molecular structure of existing cannabinoids. Both of these programs are intended to provide us with a series of proprietary NCEs for evaluation as potential drug candidates.
Cannabinoid-based Dual-action Compounds
Our first program seeks to create new dual-action, cannabinoid-based hybrid NCEs which improve upon the efficacy, side effects or a combination of both compared to FDA-approved drugs and other promising drug candidates currently under development. Our initial strategy is to focus on indications that have been proven to be responsive to cannabinoids and cannabinoid therapeutics such as certain metabolic, autoimmune and inflammatory diseases. Once we have completed the synthesis portion of our program, we will contract with third-party CROs to perform in vitro receptor binding assays, which we anticipate commencing in 2020, to determine which indications these compounds may address. Based on the results of these receptor binding assays, we will decide which compounds to advance in vivo testing and which compounds would benefit from further chemical refinement. We are initially targeting the creation of approximately four new proprietary compounds as part of this program.
Novel Chemical Derivatives of Existing Cannabinoids
Our second program seeks to create novel derivatives of two cannabinoids, CBG (which is a precursor to CBD and THC) and THCV, which we intend to evaluate for their potential therapeutic benefits. We are initially targeting the creation of approximately four and ten new proprietary CBG and THCV compounds, respectively, as part of this program.

CBG is a non-psychoactive cannabinoid found in cannabis that is believed to boost anandamide, a naturally occurring endocannabinoid that increases dopamine levels and is responsible for regulating various bodily functions related to mood, sleep and appetite. In addition, CBG is also believed to be a possible inhibitor of the psychoactive effects of THC. CBG is believed to have potential benefits in the areas of pain relief, inflammatory bowel disease/colitis, anti-cancer and anti-bacterial activities, neurodegenerative diseases (e.g., Huntington’s disease), cachexia, depression, overactive bladder and various forms of epilepsy.
THCV is a psychoactive cannabinoid found in cannabis that shares a similar molecular structure to THC. Despite the structural similarities to THC, the psychoactive properties of THCV are more difficult to define. In low doses, THCV is believed to be an antagonist of the CB1 receptor. In high doses, however, THCV is believed to be an agonist of the CB1 receptor similar to THC. Unlike THC, which increases appetite, THCV has the opposite effect of suppressing appetite making it a popular research target for weight loss and diabetes drugs. Further, THCV is also believed to have anti-inflammatory, anti-anxiety and anti-seizure properties, as well as being effective at reducing tremors associated with central nervous system conditions such as amyotrophic lateral sclerosis, or ALS, Parkinson’s disease and Alzheimers.
That fact that CBG and THCV already demonstrate biological activity gives us reason to believe that their derivatives will also be biologically active. These derivatives may also demonstrate different biological activity than their respective parent compounds.
Once we complete the chemical design and synthesis of these derivative cannabinoid compounds, we intend to test them in in vitro receptor binding assays, which we plan on commencing in 2020, to determine the best potential indications for further development.
National Institutes of Health Program
We own an exclusive, worldwide license from the NIH to three patents covering a series of cannabinoid receptor mediating compounds developed by Dr. George Kunos, Scientific Director of the National Institute on Alcohol Abuse and Alcoholism of the NIH and leading researcher on endocannabinoids and the endocannabinoid system.
These novel dual-action cannabinoid receptor mediating compounds are proprietary NCEs that are CB1 receptor antagonists and inhibitors of inducible nitric oxide synthase, or iNOS. Over activation of CB1 and iNOS has been implicated in the pathophysiology of SSc, which includes fibrosis of the skin, lung, kidney, heart, and the gastrointestinal tract.
Our license enables us to use these cannabinoid receptor mediating compounds for the commercial development as a new therapeutic for the treatment of SSc and other skin fibrotic diseases.
Systemic Sclerosis
SSc is a chronic, systemic autoimmune disease characterized by activation of innate and adaptive immune systems, an obliterative, proliferative vasculopathy of small blood vessels, and fibrosis of the skin and multiple internal organs. Approximately 90,000 people in the United States and Europe have SSc. The disease affects mainly adults (80% of SSc patients are women) with mean age of onset about 46 years of age in the United States. Based on these patient population characteristics, SSc is classified as an orphan indication.
SSc can affect multiple internal organs in the body, including the lungs, heart, kidneys, joints, muscles, esophagus, stomach and intestines. Clinically apparent organ involvement that occurs in more than a third of these patients includes thickened skin, Raynaud’s phenomenon, esophageal symptoms, pulmonary fibrosis, restrictive lung disease, edematous skin, joint contractures, digital ulcers, and muscle weakness.
Less frequently occurring, yet life-threatening manifestations include pulmonary artery hypertension (about 1 in 5 patients), cardiac conduction blocks (about 1 in 10 patients), and renal crisis (about 1 in 50 patients). In the United States, SSc is the most-deadly of the systemic autoimmune diseases. The median disease duration for an individual who dies of SSc is 7.1 years from the onset of symptoms. About 85% of deaths caused by SSc are the result of pulmonary fibrosis, pulmonary artery hypertension, or cardiovascular disease, such as sudden death.

Currently, there are no FDA-approved therapies specifically for SSc, although therapies have been approved for the pulmonary artery hypertension associated with this disease. Immunosuppressants with significant toxicities are commonly used to treat SSc, however, as far as we know, there is a general absence of clinical data to support their use.
We believe there is general agreement in the SSc community that an effective anti-inflammatory and anti-fibrotic drug would address a significant unmet medical need in SSc, especially a drug that is orally administered, can be used chronically with other commonly prescribed medications for SSc, and is not immunosuppressive. We believe such a therapy would be positively received by the market.
MRI-1867
We are developing the cannabinoid receptor mediating compound, MRI-1867, for the treatment of SSc. MRI-1867 is a rationally designed, orally available, dual-action, hybrid, small molecule that is an inverse agonist of the endocannabinoid system/CB1 receptor, or CB1, as well as an inhibitor of the iNOS system. To date, MRI-1867 has demonstrated numerous positive characteristics in pre-clinical animal model testing.
Specifically, NIH researchers demonstrated that MRI-1867 has druggable pharmacodynamic and pharmacokinetic properties, an acceptable safety and stability profile using non-GLP in vitro and in vivo animal testing. Further, in vivo testing conducted by the NIH (published in peer review journals) has, in relevant animal models, demonstrated successfully that, compared to a placebo, MRI-1867 has both slowed the progression of fibrosis and attenuated pre-existing fibrosis in two organs (liver and lungs) with highly potent and selective antagonism of both CB1 and iNOS. Importantly, in vivo animal studies have also demonstrated that MRI-1867 did not cross the blood brain barrier, eliminating the potential for adverse CNS side effects which can be present with other cannabinoids that bind to receptors in the brain. MRI-1867 has also exhibited sufficient bioavailability with oral delivery and supported once daily dosing.
Cooperative Research and Development Agreement
We have entered into a CRADA with NIH. A CRADA, which is authorized under 15 U.S.C. §3710a, allows a federal laboratory to undertake joint research and development activities with a non-federal party. Under the CRADA, we are advancing the research undertaken to date in connection with the potential therapeutic benefits of using MRI-1867 as a treatment for SSc. The research being conducted under the CRADA is being carried out by Dr. Kunos and his team at NIH. Preliminary in vivo studies demonstrated a reduction in pre-existing fibrosis as compared to placebo in the treatment of bleomycin-induced skin fibrosis. Our company is funding Dr. Kunos’ research over a two-year period under a proprietary research plan. The cost to our company is approximately $240,000 for the two-year study.
Development Plan
Based on the published data for MRI-1867 in liver and lung fibrosis and the preliminary positive data in skin fibrosis generated under the CRADA, we intend to commence additional studies to support an IND submission to the FDA for MRI-1867. Prior to this submission, our company plans to file a pre-IND meeting request with FDA to confirm that the planned chemistry, manufacturing, and controls, or CMC, and non-clinical tasks will support the initiation of a Phase 1 clinical trial. By doing so, we may receive feedback from the FDA that will enable us to modify the development plan for MRI-1867 early on, expediting the overall development process and avoiding a waste of resources. Additionally, given the significant unmet clinical need and lack of an FDA-approved treatment for SSc, we also plan to submit an orphan drug designation request for MRI-1867 for the treatment of SSc. We plan to file an IND for MRI-1867 in 2021.
Commercialization
Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We may build our own commercial infrastructure or utilize contract reimbursement specialists, sales people, medical education specialists, distribution or other collaboration arrangements and take other steps to establish the necessary commercial infrastructure at such time as we believe that one of our drug candidates is approaching marketing approval.

Competition
Our industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, such as pharmaceutical companies, including generic drug companies, biotechnology companies, drug delivery companies and academic and research institutions. Many of our potential competitors have substantially greater financial, scientific, technical, intellectual property, regulatory and human resources than we do, and greater experience than we do commercializing products and developing drug candidates, including obtaining FDA and other regulatory approvals for drug candidates. Consequently, our competitors may develop products for indications we pursue that are more effective, better tolerated, more widely-prescribed or accepted, more useful and less costly, and they may also be more successful in manufacturing and marketing their products. We also face competition from third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and enrolling patients for clinical trials and in identifying and acquiring or in-licensing new products and drug candidates.
Intellectual Property
The proprietary nature of, and protection for, our drug candidates and our discovery programs, processes and know-how are important to our business. We need to rely upon our licensors to obtain patent protection in the United States and internationally for our drug candidates and our discovery programs, and any other inventions to which we have rights under our license agreements, where available and when appropriate. To the extent we will be able to do so, our policy will be to work with our licensors to pursue, maintain our licensed patents and defend patent rights and to protect the technology, inventions and improvements that are commercially important to the development of our business. We will also rely on trade secrets that may be important to the development of our business.
Our commercial success will depend in part on obtaining and maintaining patent protection by collaborating with our licensors and trade secret protection of our current and future drug candidates and the methods used to develop and manufacture them, as well as successfully defending any patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any of pending patent applications our licensors file or with respect to any patent applications our licensors file in the future, nor can we be sure that any existing patents or any patents that may be granted in the future upon which we rely will be commercially useful in protecting our drug candidates, discovery programs and processes. For this and more comprehensive risks related to our licensed intellectual property, please see “Risk Factors — Risks Relating to our Licensed Intellectual Property.”
Intellectual Property Licenses
Through our wholly-owned subsidiary, Vital Spark, Inc. or VSI, we own a license from the NIH, pursuant to which we have an exclusive, worldwide rights with respect to three patents related to cannabinoid receptor mediating compounds for use in connection with SSc. We are required under the license agreement to use reasonable commercial efforts to bring the licensed products and licensed processes to practical application, which includes adhering to an agreed upon commercial development plan and meeting certain performance benchmarks. Upon execution of the license agreement, we paid a license fee and reimbursed certain patent fees and expenses in an aggregate amount of approximately $120,000. In addition, we are required to pay to NIH minimum annual royalties, such minimum amount being $25,000 per year, which are credited against any earned royalties on product sales, such royalty rate being less than 5% of product sales. We are also obligated to pay royalties in connection with the achievement of certain prescribed milestones tied to clinical development and market approvals in prescribed countries. Such milestone payments total approximately $2,100,000 in the aggregate. We are responsible for funding the patent prosecution costs NIH incurs for the patents licensed to us. We have the right to surrender the license in any country for which we determine not to fund patent prosecution costs.
We have two license agreements with Yissum. The first is to the patent and associated research results relating to the CBD combinations with approved anesthetics resulting from our MOU with Dr. Binshtok. The second is to the research results relating to the synthesis of novel cannabinoid dual-action compounds and novel chemical derivatives of CBG and THCV resulting from our MOU with Dr. Tsevlikhovsky. Under the first license agreement and under the second license agreement, solely with respect to regulated products, we have agreed to pay milestone payments upon achievement of certain clinical development and product approval milestones. The first of these payments is due upon dosing of the first patient in the first in-human clinical trial. The second becomes due upon the dosing of the first patient in a pivotal PhaseIIb/ Phase III trial. The last three payments are tied to marketing approvals in the United States and in other countries. These milestone payments total approximately $1,225,000 in the aggregate for each license agreement. We will also pay percentage royalties tied to sales of any drug product that may arise in the future based upon the licensed patent. Such percentage royalty rate is less than 5% of product sales. This license is worldwide subject, however, to our funding patent prosecutions on a country by country basis. We have agreed, at a minimum, to fund patent prosecutions in the United States, Canada, Japan, China, India, the United Kingdom, Germany and France. In addition, under our second license agreement, as for non-regulated products, we have agreed to pay two milestone payments totaling $100,000, the first payment being due upon establishing the commercial optimization of any product we develop and the second upon developing a small-scale pilot manufacturing plant. The royalty rate for non-regulated products is 60% of the percentage royalty rate for regulated products.
Manufacturing
We do not own or operate, and currently have no plans to establish, any manufacturing facilities for final manufacture. We intend to rely, on third parties for the manufacture of our drug candidates for future pre-clinical and clinical testing, as well as for commercial manufacture of any products that we may commercialize.
For our future drug candidates, we aim to identify and qualify manufacturers and researchers to provide the application program interface, or API, and fill-and-finish services prior to submission of an NDA to the FDA. We expect to continue to fund the development of drug candidates that can be produced cost-effectively at contract manufacturing facilities.
Marketing
Given our stage of development, we have not yet established marketing capabilities. We may perform marketing functions ourselves or through third parties, or may take other steps to establish the necessary marketing infrastructure if any of our drug candidates are approved.
Government Regulation and Product Approval
Governmental authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our drug candidates must be approved by the FDA through the NDA, process before they may be legally marketed in the United States and by the European Medical Associate, or EMA, through the Marketing Authorization Application, or MAA, process before they may be legally marketed in Europe. Our drug candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.
Regulation of Cannabis and Cannabinoids
DEA Regulation
Cannabis, cannabis extracts and some cannabinoids are regulated as “controlled substances” as defined in the CSA, which establishes registration, security, recordkeeping, reporting, storage, distribution and other requirements administered by the DEA. The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Cannabis, cannabis extracts and some cannabinoids are listed by the DEA as Schedule I controlled substances under the CSA. Consequently, their manufacture, shipment, storage, sale and use are subject to a high degree of regulation. Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.
The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. The registered entity must maintain records for the handling of all controlled substances, and must make periodic reports to the DEA. These include, for example, distribution reports for Schedule I and II controlled substances, Schedule III substances that are narcotics, and other designated substances. The registered entity must also report thefts or losses of any controlled substance, and obtain authorization to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.
In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule I or II. Distributions of any Schedule I or II controlled substance must also be accompanied by special order forms, with copies provided to the DEA. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. In the event of non-compliance, the DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.
State Regulation
The states also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State authorities, including Boards of Pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition.
The Single Convention on Narcotics Drugs 1961
Many countries, including the United States, are parties to the 1961 Single Convention on Narcotic Drugs, or the Single Convention, which is an international treaty that governs international trade and domestic control of narcotic substances, including cannabis and cannabis extracts. The Single Convention requires all parties to take measures to limit the production, manufacture, export, import, distribution of, trade in, and use and possession of cannabis exclusively to medical and scientific purposes. In particular, the Single Convention requires member countries to establish a government agency to oversee the cultivation of marijuana and establish a monopoly on the wholesale trade of marijuana, and it provides that this role must be filled by a single government agency if the member country’s constitution so permits.
National Institute on Drug Abuse
Pursuant to the Single Convention, National Institute on Drug Abuse, or NIDA, oversees the cultivation of research-grade cannabis for medicinal research on behalf of the United States Government. NIDA has historically fulfilled this obligation through a contract that it administers with University of

Mississippi, or UM. UM has been the sole NIDA contractor to grow cannabis for research purposes since 1968. The contract is open for competitive bidding at periodic intervals. Since 1999, the term of the contract has been five years. UM engaged in a competitive bidding process for the next contract interval and was awarded the contract in 2015. Under the NIDA contract, UM grows, harvests, stores, ships and analyzes cannabis of different varieties, as NIDA requires. In August 2016 the DEA announced that it would consider granting registrations for the cultivation of cannabis for research and development purposes outside of the NIDA contract process. We are not aware of any entity that has received such a registration under this process.
UM has represented that it also grows cannabis for purposes of researching cannabis extracts, and has in the past grown cannabis, purified cannabis extracts, and distributed extracts for purposes of developing drug candidates, separate and apart from its contract with NIDA. UM has indicated that it conducted these activities pursuant to separate registrations from the DEA and that it plans to seek the necessary additional DEA registrations to conduct the contemplated activities in connection with our partnership, in compliance with applicable law and the United States’ obligations under the Single Convention. However, there is a risk that regulatory authorities may disagree and decline to authorize UM to engage in these activities.
United States Food and Drug Administration Regulation
NDA Approval Processes
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:
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refusal to approve pending applications;

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withdrawal of an approval;

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imposition of a clinical hold;

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warning letters;

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product seizures;

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total or partial suspension of production or distribution; or

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injunctions, fines, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:
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completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices, or GLPs, or other applicable regulations;

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submission to the FDA of an Investigational New Drug application, or IND, which must become effective before human clinical trials may begin;

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performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

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submission to the FDA of an NDA;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current Good Manufacturing Practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

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FDA review and approval of the NDA.

Once a pharmaceutical candidate is identified for development, it will enter the pre-clinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, and may affect one or more specific studies or all studies conducted under the IND.
All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must timely report to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. An institutional review board, or IRB, at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
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Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new drug. If a Phase 2 clinical trial is the subject of discussion at the end of Phase 2 meeting with the FDA, a sponsor may be able to request a Special Protocol Assessment, or SPA, the purpose of which is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis that will form the primary basis of an efficacy claim.
According to published guidance on the SPA process, a sponsor which meets the prerequisites may make a specific request for a SPA and provide information regarding the design and size of the proposed clinical trial. The FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate, and that evaluation may result in discussions and a request for additional information. A SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the drug was identified after the testing began.
Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf-life.
The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.
Once the submission is accepted for filing, the FDA begins an in-depth review. NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested.
Expedited Review and Approval
The FDA has various programs, including Fast Track, priority review, and accelerated approval, which are intended to expedite or simplify the process for reviewing drugs, and/or provide for the approval of a drug on the basis of a surrogate endpoint. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug and expedite review of the application for a drug designated for priority review. Accelerated approval, which is described in Subpart H of 21 CFR Part 314, provides for an earlier approval for a new drug that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. As a condition of approval, the FDA may require that a sponsor of a drug candidate receiving accelerated approval perform post-marketing clinical trials.
In the recently enacted Food and Drug Administration Safety and Innovation Act, or FDASIA, Congress encouraged the FDA to utilize innovative and flexible approaches to the assessment of products under accelerated approval. The law requires the FDA to issue related draft guidance within a year after the law’s enactment and also promulgate confirming regulatory changes.
The Hatch-Waxman Act
In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be bioequivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are considered to be therapeutically equivalent to the listed drug, are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug in accordance with state law.
The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement, certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding the patented method-of-use, rather than certify to a listed method-of-use patent.
If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.
A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.
The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.
Upon NDA approval of a new chemical entity or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which time the FDA cannot receive any ANDA or 505(b)(2) application seeking approval of a drug that references a version of the NCE drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA or 505(b)(2) application that includes the change.
An ANDA or 505(b)(2) application may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification and thus no ANDA or 505(b)(2) application may be filed before the expiration of the exclusivity period.
For a botanical drug, the FDA may determine that the active moiety is one or more of the principal components or the complex mixture as a whole. This determination would affect the utility of any five-year exclusivity as well as the ability of any potential generic competitor to demonstrate that it is the same drug as the original botanical drug.
Five-year and three-year exclusivities do not preclude FDA approval of a 505(b)(1) application for a duplicate version of the drug during the period of exclusivity, provided that the 505(b)(1) applicant conducts or obtains a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase — the time between IND submission and NDA submission — and all of the review phase — the time between NDA submission and approval up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.
For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the PTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan product designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of regulatory review and approval process. In addition to the potential period of exclusivity, orphan designation makes a company eligible for grant funding of up to $500,000 per year for four years to defray costs of clinical trial expenses, tax credits for clinical research expenses and potential exemption from the FDA application user fee.
If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as (i) the drug’s orphan designation is revoked; (ii) its marketing approval is withdrawn; (iii) the orphan exclusivity holder consents to the approval of another applicant’s product; (iv) the orphan exclusivity holder is unable to assure the availability of a sufficient quantity of drug; or (v) a showing of clinical superiority to the product with orphan exclusivity by a competitor product. If a drug designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan drug exclusivity. We intend to apply for orphan drug designation for MRI-1867 for SSc and any other of our drug candidates that we develop for diseases or conditions that satisfy the requirements for orphan drug designation. There can be no assurance that we will receive orphan drug designation for MRI-1867 for SSc, or any other drug candidates that we may develop for the treatment of SSc or other orphan diseases.

Pediatric Exclusivity and Pediatric Use
Under the Best Pharmaceuticals for Children Act, or BPCA, certain drugs may obtain an additional six months of exclusivity, if the sponsor submits information requested in writing by the FDA, or a Written Request, relating to the use of the active moiety of the drug in children. The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may not produce health benefits in that population.
To receive the six-month pediatric market exclusivity, we would have to receive a Written Request from the FDA, conduct the requested studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles, and submit reports of the studies. A Written Request may include studies for indications that are not currently in the labeling if the FDA determines that such information will benefit the public health. The FDA will accept the reports upon its determination that the studies were conducted in accordance with and are responsive to the original Written Request or commonly accepted scientific principles, as appropriate, and that the reports comply with the FDA’s filing requirements.
In addition, the Pediatric Research Equity Act, or PREA, requires all applications (or supplements to an application) submitted under section 505 of the FDCA (21 U.S.C. Section 355) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain a pediatric assessment unless the applicant has obtained a waiver or deferral. It also authorizes the FDA to require holders of approved NDAs for marketed drugs to conduct pediatric studies under certain circumstances. In general, PREA applies only to those drugs developed for diseases and/or conditions that occur in both the adult and pediatric populations. Products intended for pediatric-specific indications will be subject to the requirements of PREA only if they are initially developed for a subset of the relevant pediatric population.
As part of the FDASIA, Congress reauthorized both BPCA and PREA, which were slated to expire on September 30, 2012, and made both laws permanent.
Post-approval Requirements
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.
Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:
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record-keeping requirements;

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reporting of adverse experiences with the drug;

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providing the FDA with updated safety and efficacy information;

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drug sampling and distribution requirements;

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notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and

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complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.
Regulation Outside of the United States
In addition to regulations in the United States, we will be subject to regulations of other countries governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.
In the European Union, our future products may also be subject to extensive regulatory requirements. Similar to the United States, the marketing of medicinal products is subject to the granting of marketing authorizations by regulatory agencies. Also, as in the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls.
Medicinal products require a marketing authorization before they may be placed on the market in the European Economic Area, or EEA, comprising the member states of the European Union as well as Iceland, Liechtenstein and Norway. There are various application procedures available, depending on the type of product involved. The centralized procedure gives rise to marketing authorizations that are valid throughout the EEA. Applicants file marketing authorization applications with the European Medicines Agency, or EMA, where they are reviewed by a relevant scientific committee, in most cases the Committee for Medicinal Products for Human Use, or CHMP. The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization. The centralized procedure is compulsory for medicinal products that (1) are derived from specified biotechnology processes, (2) contain a new active substance (not yet approved on November 20, 2005) indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, viral diseases or autoimmune diseases and other immune dysfunctions, (3) are orphan medicinal products or (4) are advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products). For medicines that do not fall within these categories, an applicant may voluntarily submit an application for a centralized marketing authorization to the EMA, as long as the CHMP agrees that (i) the medicine concerned contains a new active substance (not yet approved on November 20, 2005), (ii) the medicine is a significant therapeutic, scientific, or technical innovation, or (iii) if its authorization under the centralized procedure would be in the interest of public health.
For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (1) a national procedure, which results in a marketing authorization in a single EEA member state; (2) the decentralized procedure, in which applications are submitted simultaneously in two or more EEA member states; and (3) the mutual recognition procedure, which must be used if the product has already been authorized in at least one other EEA member state, and in which the EEA member states are required to grant an authorization recognizing the existing authorization in the other EEA member state, unless they identify a serious risk to public health.
Marketing authorization applications must usually include the results of clinical trials. Clinical trials of medicinal products in the EEA must be conducted in accordance with EEA and national regulations and the International Conference on Harmonization guidelines on GCP. Prior to commencing a clinical trial in a particular EEA member state, the sponsor must obtain a clinical trial authorization from the competent authority and a positive opinion from an independent ethics committee.
In the EEA, companies developing a new medicinal product must agree a Pediatric Investigation Plan (PIP) with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, e.g., because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date.
Reimbursement
Sales of any product we successfully develop will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.
The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for our products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.
The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our drug candidates. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, collectively referred to as the ACA, enacted in March 2010, is expected to have a significant impact on the health care industry. ACA is expected to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the impact of ACA on pharmaceutical companies, as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In addition, some members of the U.S. Congress have been seeking to overturn at least portions of the legislation and we expect they will continue to review and assess this legislation and alternative health care reform proposals. Any legal challenges to ACA, as well as Congressional efforts to repeal ACA, add to the uncertainty of the legislative changes enacted as part of ACA.
In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.
Employees
We currently have two direct employees, including our President and Chief Financial Officer, and obtain the services of our additional executive officers, including our Co-Chairman and Chief Executive Officer, Co-Chairman and Vice Chairman, pursuant to management services agreements.
We have a management services agreement with Clil Medical, Ltd., a med-tech management consulting company affiliated with our Co-Chairman and Chief Executive Officer, or Clil, pursuant to which Clil provides the services of Dr. Morris Laster as our Co-Chairman and Chief Executive Officer. Under this agreement, we pay a monthly management services fee to Clil and we reimburse reasonable and properly documented out-of-pocket expenses. This agreement went into effect on September 1, 2017 with a monthly management services fee of  $10,000 per month. Effective as of January 1, 2019, this agreement was amended to increase the monthly management services fee to $25,000 per month.
We also have a management services agreement with HCFP/Portfolio Services LLC, or Portfolio Services, which is an affiliate of three of our directors, pursuant to which we obtain management, advisory, administrative and other services, including the services of our Co-Chairman and Vice Chairman. Under this agreement, we pay a monthly management services fee and a monthly fee for the provision of office space and facilities to the company to Portfolio Services and we reimburse reasonable and properly documented out-of-pocket expenses. This agreement went into effect on September 1, 2017 with a monthly management services fee of  $10,000 per month. Effective as of July 1, 2018, this agreement was amended to add a $1,500 per month fee for the provision of office space and facilities to the company, which was subsequently increased to $3,000 effective May 1, 2019. Effective as of January 1, 2019, this agreement was subsequently amended to increase the monthly management services fee to $25,000 per month (exclusive of the $3,000 fee related to office space and facilities) and, effective July 1, 2019, this fee was increased to $40,000 per month.
Our executive officers are supported by additional personnel associated with the entities that provide services to the company pursuant to our management services agreements.
We refer to these two management services agreements as the “Clil MSA” and the “Portfolio Services MSA”, respectively. See “Management — Executive Compensation.”
We also utilize consultants in the ordinary course of business, currently including four consultants with expertise in various aspects of the drug development process. These consultants, who have long-standing working relationships with our Co-Chairman and Chief Executive Officer over the past 20 years, are an integral part of our drug development team, working with our Co-Chairman and Chief Executive Officer and our internal Project Manager, as well as with the key researchers at Hebrew University and the NIH.

Facilities
Our United States corporate headquarters is located at 420 Lexington Avenue, in New York, New York, where office space is made available to us pursuant to the Portfolio Services MSA. We maintain our principal offices in Israel at BioHouse Hadassah, located on the joint Ein Kerem campus of the Hebrew University of Jerusalem and Hadassah Medical Center, in close proximity to the Hebrew University Hadassah Medical School and other healthcare-related schools and research facilities, which house the offices and laboratories of certain of our key advisors and researchers. Additional office space is made available to us by Portfolio Services in Tel Aviv, Israel. We believe that our facilities are suitable and adequate for our current needs.
Legal Proceedings
We are not a party to any legal proceedings.

MANAGEMENT
Executive Officers, Directors, Senior Advisors and Key Employee
Our executive officers, directors, senior advisors and key employee are set forth below.
Name	Age	Position
Morris C. Laster, M.D.	55	Co-Chairman, Chief Executive Officer and Director
Joshua R. Lamstein	50	Co-Chairman and Director
Robert J. Gibson, CFA	40	Vice Chairman, Secretary, Treasurer and Director
Ashish P. Sanghrajka	46	President and Chief Financial Officer
Aharon Schwartz, Ph.D.	76	Senior Advisor and Chairman of Scientific Advisory Board
Ira Scott Greenspan	61	Director and Senior Advisor
David S. Battleman, M.D.	52	Senior Advisor
David A. Buckel, CMA	57	Senior Advisor
David Weild IV	62	Senior Advisor
Neil M. Kaufman, Esq.	59	Senior Advisor
David Silberg	70	Senior Advisor
Adi Drori, Ph.D.	38	Project Manager and Drug Development Coordinator
Morris C. Laster, M.D. has been Co-Chairman, Chief Executive Officer and a director since our inception. Dr. Laster is also Co-Managing Partner of the OurCrowd Medtech Fund, a medical venture fund affiliated with OurCrowd, an equity investment and crowdfunding platform. Since 2013, Dr. Laster has been the Medical Venture Partner of OurCrowd, where he has led investments of approximately $80 million in 23 early-stage healthcare companies. Dr. Laster has been a founder, founding senior officer, director and/or scientific advisor of numerous private and public biotechnology and other medical technology companies, including BioLineRx Ltd. (Nasdaq:BLRX); Keryx Biopharmaceuticals, Inc., a public company on Nasdaq, which in December 2018 completed a merger with Akebia Therapeutics, Inc. (Nasdaq:AKBA); Kitov Pharma Ltd. (Nasdaq:KTOV); and BiondVax Pharmaceuticals Ltd (Nasdaq:BVXY). Dr. Laster currently serves on the boards of directors of BrainQ Technologies, DreaMed Diabetes, Ltd., and HIL Applied Medical, all OurCrowd portfolio companies.
Dr. Laster received his B.S., magna cum laude, in Biology from the University at Albany, New York and his M.D. from Downstate Medical Center in Brooklyn, New York.
We believe that Dr. Laster is well-qualified to be on our board of directors due to his experience as a biotechnology executive, entrepreneur and investor, particularly his expertise in identifying and evaluating new technologies and managing and advising early-stage companies.
Joshua R. Lamstein has been Co-Chairman and a director since our inception. Since 2014, Mr. Lamstein has also been Vice Chairman of HCFP and Co-Chairman and Co-Managing Partner of HCFP/Capital Partners. He also serves as a Venture Partner of a seed-stage venture fund with approximately $100 million of assets under management. Mr. Lamstein has worked in venture capital and private equity for over 20 years, including as a Managing Director of GF Capital Private Equity Fund, a $240 million middle market private equity fund, and as a Partner of LMS Capital, a FTSE 250 London Stock Exchange-listed investment trust. Mr. Lamstein initiated the trust’s presence in San Francisco and Silicon Valley. He began his career in private equity at Apollo Management and prior thereto was an investment banker at Lehman Brothers. Mr. Lamstein has been a member of the board of directors of numerous private and public companies, including Canvs.ai, Feed.fm, Rocksbox, TrueAnthem and World Education, Inc. Mr. Lamstein is also a Senior Advisor to John Snow, Inc., a leading healthcare consulting firm.
Mr. Lamstein received his B.A., with honors, from Colgate University and his M.B.A. from the MIT Sloan School of Management.
We believe Mr. Lamstein is well-qualified to be on our board of directors due to his broad experience in private equity, venture capital, and investing in and managing early-stage ventures, his widespread relationships in the private equity and venture capital communities and his knowledge of public healthcare.

Robert J. Gibson, CFA has been Vice Chairman, Secretary and Treasurer and a director since our inception. Since May 2016, Mr. Gibson also has been an Executive Vice President of HCFP and Co-Chairman of HCFP/Capital Markets LLC, a middle-market investment bank. Until joining HCFP, Mr. Gibson was Senior Vice President, specializing in biotechnology and specialty pharmaceutical companies, at CRT Capital Group LLC, a middle market investment bank. Mr. Gibson rejoined CRT in 2014 after having been previously employed at such firm from 2003 to 2008, most recently as a Vice President in the Investment Banking Division. Mr. Gibson began his career in the Healthcare Investment Banking Group at Bear, Stearns & Co. Inc. From 2009 to 2014, Mr. Gibson was Senior Vice President, concentrating in healthcare, at Balance Point Capital Partners, L.P., a middle market private equity fund, which, together with a related fund, then had approximately $150 million of assets under management.
Mr. Gibson received his B.A., magna cum laude, from Amherst College and is a Chartered Financial Analyst.
We believe Mr. Gibson is well-qualified to be on our board of directors due to his extensive experience in both investment banking and private equity, including advising, raising capital and investing in biotechnology, specialty pharmaceutical and other healthcare companies.
Ashish P. Sanghrajka has been our President and Chief Financial Officer since August 2019. For more than 25 years prior to joining the company, Mr. Sanghrajka was an investment banker across multiple sectors, with a particular concentration in healthcare, biotechnology and pharmaceuticals. Most recently, Mr. Sanghrajka was Managing Director — Equity Capital Markets, at Mizuho Securities USA LLC, the U.S. capital markets affiliate of one of the world’s largest financial institutions. Prior to joining Mizuho in 2011, Mr. Sanghrajka was a Managing Director in the United States for Collins Stewart, a leading U.K.-based growth company investment bank, which was acquired by Canaccord Financial Inc. From 2002 to 2010, Mr. Sanghrajka was the Managing Partner of BIO-IB, a boutique healthcare investment bank specializing in licensing/partnering and mergers and acquisitions for publicly-traded small cap healthcare companies, as well as for emerging private healthcare companies. From 1994 to 2002, Mr. Sanghrajka was an investment banker specializing in healthcare and other growth sectors at ABN Amro Rothschild (including predecessors ING Barings and Furman Selz).
Mr. Sanghrajka previously served as a board member of various for-profit and non-profit organizations, including DG2L Technologies, a leading digital technology platform sold to a private equity-backed strategic buyer; UFO International, a digital distribution network in India and subsidiary of a publicly-traded company on the Bombay Stock Exchange (BSE:UFO); Aestus Therapeutics, Inc., a private biotechnology company; and the Lung Cancer Research Foundation.
Mr. Sanghrajka received his B.S. in Engineering and Applied Sciences from the University of Rochester and his Certificate in Finance from the University of Rochester Simon Business School.
Aharon Schwartz, Ph.D. has been the Chairman of our scientific advisory board and has also been a Senior Advisor to us since October 2018. Since 2004, Dr. Schwartz has been the Chairman of the Board of BioLineRx Ltd. (Nasdaq:BLRX), and a director of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX) and Protalix BioTherapeutics, Inc. (NYSE American:PLX), all publicly-traded biopharmaceutical/specialty pharmaceutical companies.
From 1975 to 2011, Dr. Schwartz served in various management positions at Teva Pharmaceutical Industries Limited (NYSE:TEVA), most recently as Vice President — Head of Teva Innovative Ventures. Dr. Schwartz’s prior positions at Teva included Vice President — Strategic Business Planning and New Ventures; Vice President — Global Products Division; Vice President — Copaxone Division; Vice President — Business Development; and Head of the Pharmaceuticals Division.
Dr. Schwartz received his B.Sc. in Chemistry and Physics from Hebrew University, his M.Sc. in Organic Chemistry from the Technion and his Ph.D. from the Weizmann Institute of Science. Dr. Schwartz also holds an additional Ph.D. in history and philosophy of science from Hebrew University.
Ira Scott Greenspan has been a Senior Advisor and director since our inception. Mr. Greenspan is Chairman and Chief Executive Officer of HCFP and Co-Chairman and Co-Managing Partner of HCFP/Capital Partners and other affiliates of HCFP. For more than 25 years, Mr. Greenspan has been a senior executive, partner and/or director of HCFP and its predecessors and related entities, including having served as Chairman and Co-Managing Partner of HCFP/Brenner Equity Partners, the indirect majority shareholder of HCFP/Brenner Securities LLC, a middle market investment bank originally founded by former senior executives and directors of Drexel Burnham Lambert. For more than five years prior to entering the financial services industry, Mr. Greenspan was a corporate and securities lawyer at leading New York law firms, including as a Partner of the New York predecessor of Blank Rome. He began his law career at the New York predecessor of Sidley Austin.
Mr. Greenspan has been Chairman and/or a member of the boards of directors of numerous private and public companies. During law school, Mr. Greenspan worked in the Division of Corporation Finance (New York Regional Office, Branch of Small Issues) of the Securities and Exchange Commission.
Mr. Greenspan received his B.A., with distinction, from Harpur College/Binghamton University, where he was elected to Phi Beta Kappa and Pi Sigma Alpha and was the recipient of the University Foundation Award recognizing him as one the top students in his graduating class. Mr. Greenspan received his J.D. from New York University School of Law, where he was on the Editorial Board of the Annual Survey of American Law, an honorary law journal.
We believe Mr. Greenspan is well-qualified to be on our board of directors due to his significant experience advising entrepreneurial growth companies as both a financial services executive and corporate and securities lawyer, his pioneering role in numerous innovative corporate finance products and strategies, his investment experience with early-stage companies, his experience as a director of numerous private and publicly-traded companies, and his extensive relationships in the financial community.
David S. Battleman, M.D. has been a Senior Advisor to us since November 2019. Since 2012, Dr. Battleman has served as the Founding Principal of TrueNorth Lifesciences, which provides strategic consulting and financial advisory services relating principally to drug development, acceleration, optimization and commercialization for early-stage life sciences companies. Dr. Battleman was previously a Senior Principal in the research and development and commercial strategy practice at IMS Health Holdings, Inc., a Fortune 500 company providing data and consulting services to the pharmaceutical industry. Prior to joining IMS Health, Dr. Battleman was a Consultant in the healthcare practice of Bain & Company, a leading management consulting firm, and a Director at Pfizer Inc. (NYSE:PFE), one of the world’s largest pharmaceutical companies with responsibility for value-based product strategies for various early-stage and established pharmaceutical products. Dr. Battleman was also an Assistant Professor at Weill Medical College of Cornell University. Dr. Battleman serves as a director of PAVmed Inc. (Nasdaq:PAVM), a medical technology company.
Dr. Battleman received his B.A. in Biology from The Johns Hopkins University, his M.D. from the Weill Medical College of Cornell University, his MSc. from the Harvard T.H. Chan School of Public Health and his M.B.A. from The Wharton School at the University of Pennsylvania.
David A. Buckel, CMA has been a Senior Advisor to us since November 2019. Since 2007, Mr. Buckel has served as President and Managing Director of BVI Venture Services, an outsourced provider of financial, accounting, management and other professional services to private and small public companies. Mr. Buckel serves as a director of SharpSpring, Inc. (Nasdaq:SHSP), a publicly-traded cloud-based marketing technology company, head of the audit committee and a member of the nominating and corporate governance committees. From 2003 to 2007, Mr. Buckel served as Chief Financial Officer of Internap Network Services Corporation (Nasdaq:INAP), a publicly-traded IT infrastructure services company. Mr. Buckel previously served as an officer, Chief Financial Officer and/or director of numerous additional private and Nasdaq-listed public companies.
Mr. Buckel received his B.S. in Accounting from Canisius College and his M.B.A. from the Syracuse University Martin J. Whitman School of Management. Mr. Buckel is a Certified Management Accountant.
David Weild IV has been a Senior Advisor to us since November 2019. For more than 15 years, Mr. Weild has been Chairman and Chief Executive Officer of Weild & Co. (including its predecessors), a boutique investment bank focused on emerging growth companies. From 2008 to 2013, Mr. Weild also served concurrently as Senior Advisor — Capital Markets for Grant Thornton, a global public accounting firm. From 2000 to 2003, Mr. Weild was Vice Chairman of Nasdaq and served as a member of Nasdaq’s

Executive Committee. For more than 13 years prior to joining Nasdaq, Mr. Weild was an executive of Prudential Securities Inc., including Head of Corporate Finance, Head of the Global Equities Transaction Group and President of Prudentialsecurities.com. Mr. Weild serves as a director of PAVmed Inc. (Nasdaq:PAVM) and BioSig Technologies Inc. (Nasdaq:BSGM), both medical technology companies.
Mr. Weild is a recognized expert on capital formation and capital markets structure and co-authored a number of definitive white papers that were key catalysts for new legislation and regulatory reforms, including the JOBS Act.
Mr. Weild received his B.A. from Wesleyan University and M.B.A. from New York University Stern School of Business. Mr. Weild also studied at the Sorbonne, Ecoles des Hautes Etudes Commerciales (HEC Paris) and the Stockholm School of Economics.
Neil M. Kaufman, Esq. has been a Senior Advisor to us since July 2019. For more than 35 years, Mr. Kaufman has been a corporate and securities lawyer concentrating on emerging growth and middle market companies. Mr. Kaufman is the Managing Partner of Kaufman & Associates, LLC, a boutique New York law firm.
Mr. Kaufman counsels public and private companies, private equity and venture capital firms, institutional investors and investment banks in connection with mergers and acquisitions and public and private financings and has significant transactional experience with cannabinoid-related companies. Mr. Kaufman has advised clients in connection with over $800 million of domestic and cross-border transactions in this industry. Mr. Kaufman is a frequently invited speaker and panelist at leading industry conferences.
Mr. Kaufman is on the Board of Trustees and Chairman of the Audit Committee of Two Roads Shared Trust, a Series Trust comprised of 20 alternative mutual funds with approximately $2.9 billion under management. Mr. Kaufman is also on the Board of Trustees and Chairman of the Audit Committee of Altegris KKR Commitments Master Fund, a closed-end private equity mutual fund with approximately $400 million under management. Mr. Kaufman is the Chairman of the Long Island Chapter of Financial Executives International, a nationwide U.S. organization of chief financial officers and corporate controllers. Mr. Kaufman is also Chairman Emeritus and was previously the Chairman of the Long Island Capital Alliance, a not-for-profit organization devoted to assisting emerging growth companies in attracting capital.
Previously, Mr. Kaufman was a Partner and Head of the Corporate and Securities Department of two law firms in New York and Long Island. Mr. Kaufman began his career at Lord Day & Lord, then a leading New York law firm.
Mr. Kaufman received his B.A., with distinction, from Harpur College/Binghamton University and his J.D. from New York University School of Law, where he served on the staff of the Journal of International Law and Politics, an honorary law journal.
David Silberg has been a Senior Advisor to us since October 2018. Mr. Silberg is a Managing Director of HCFP, overseeing the firm’s activities in Israel. Since 2000, Mr. Silberg has served as Managing Director of Mercator Research Ltd., a business, financial and strategic advisory firm. Until 2009, Mercator Research served as the representative in Israel for Mercator Capital, a cross-border private equity and investment banking firm. Mr. Silberg was responsible for developing Mercator’s principal and investment banking activities in Israel, including business development with Israel’s leading technology companies and venture capital firms. For more than 25 years prior to founding Mercator, Mr. Silberg held various positions in the Israeli Prime Minister’s office, reaching the rank of Head of Directorate, a position equivalent to Brigadier General. While at the Prime Minister’s office, he was, among other things, responsible for high level legal, diplomatic, financial and defense assignments and played an active role in the peace negotiations between various Israeli Prime Ministers and Arab heads of state, which culminated in the 1994 Middle East peace agreements. In 1994, Mr. Silberg was awarded a Distinction of Honor from the Israeli Prime Minister’s Office for outstanding and breakthrough achievements in the execution of his national assignments.
Mr. Silberg received an LL.B. degree from Tel-Aviv University Law School and an M.A., with honors, from the Haifa University. Mr. Silberg is also a graduate of the IDF National Defense College and of the Advanced Management Program of the INSEAD Business School in Fontainebleau, France.

Adi Drori, Ph.D. joined the company in May 2019 as a Project Manager, working with our Co-Chairman and Chief Executive Officer overseeing our drug development efforts, including coordination with our consultants and research scientists at Hebrew University and the NIH. From 2015 until joining the company, Dr. Drori was a post-doctoral Fellow at the Institute for Drug Research at Hebrew University, researching the role of the endocannabinoid system in the development and progression of metabolic syndrome in the laboratory and under the supervision of Dr. Yossi Tam, a member of our scientific advisory board.
Dr. Drori has co-authored multiple publications relating to the endocannabinoid system, including in the Journal of the American Society of Nephrology (2017); Molecular Metabolism (2017); the European Journal of Internal Medicine (2018); and Diabetes, Obesity and Metabolism (2019).
Dr. Drori has also been a presenter at numerous scientific symposia, including The 25th European Congress on Obesity (ECO2018) in 2018 and The 28th and 29th International Cannabinoid Research Society meeting (ICRS 2018/2019).
Dr. Drori received her B.Sc., with high honors, in Biology, her M.Sc., with high honors, in Pharmacology, her Ph.D. in Virology and is a candidate for an M.B.A. (in the BioMed MBA program) from Hebrew University. Dr. Drori received numerous academic recognitions, awards and scholarships as a top M.Sc. and Ph.D. candidate.
Our Scientific Advisory Board
Set forth below is summary biographical information for the members of our scientific advisory board.
Joseph (Yossi) Tam, D.M.D., Ph.D. has served on our scientific advisory board since October 2018. Dr. Tam is director of Hebrew University’s Multidisciplinary Center on Cannabinoid Research, one of the world’s leading institutes for conducting and coordinating research about cannabinoids, endocannabinoids and medical cannabis. Dr. Tam is also head of the Obesity and Metabolism Laboratory at the Hebrew University’s Institute for Drug Research in the Faculty of Medicine, and serves as a senior lecturer in the Department of Pharmacology at the Hebrew University. Dr. Tam’s research projects over the past seventeen years has crossed subjects, disciplines and methodologies, yet the main research interests are focused on the different pathophysiological aspects of the endocannabinoid system. Dr. Tam received his Ph.D., D.M.D., M.Sc. and B.Med.Sc. from The Hebrew University of Jerusalem in Israel.
Robert Spiera, M.D. has served on our scientific advisory board since October 2017. Dr. Spiera is the Director of the Vasculitis and Scleroderma Program at the Hospital for Special Surgery and is a Professor of Clinical Medicine at Weill Cornell Medical College. He is the principal investigator in several clinical trials and observational studies focusing on Scleroderma, Vasculitis, and Polymyalgia Rheumatica. Dr. Spiera specializes in the treatment of various rheumatologic conditions including Scleroderma, Vasculitis, Systemic Lupus Erythematosus, Granulomatosis with Polyangiitis, Rheumatoid Arthritis, and many other conditions. He has authored over 100 publications relating to Scleroderma, Vasculitis, and other rheumatic diseases. Dr. Spiera received his MD from Yale University School of Medicine, completed his residency in internal medicine at NY Hospital and his fellowship in rheumatology at the Hospital for Special Surgery in New York.
Yair Levy, M.D. has served on our scientific advisory board since October 2017. Dr. Levy is the Head of the Department of Internal Medicine at Tel Aviv University — Sackler Faculty of Medicine. He has also served as the Head of the Department of Medicine at Meir Medical Center in Israel and in various positions at The Chaim Sheba Medical Center in Israel, most recently serving as the Deputy Head of the Department of Medicine. In addition, Dr. Levy has been a principal investigator for approximately 40 clinical trials in the area of rheumatologic diseases. Dr. Levy received his M.D. and B.Sc. from Technion Medical School in Haifa, Israel.
Tim Ahfeldt, Ph.D. has served on our Scientific Advisory Board since August 2019. Since September 2017, Dr. Ahfeldt has been an Assistant Professor in the Departments of Neuroscience and Neurology at the Icahn School of Medicine at Mount Sinai, where he is also a member of the Ronald M. Loeb Center for Alzheimer’s disease, Friedman Brain Institute, and Black Family Stem Cell Institute. For more than 10 years prior thereto, Dr. Ahfeldt was affiliated with Harvard University and Massachusetts

General Hospital as a Visiting Scholar, Research Associate, and Teaching Fellow. Dr. Ahfeldt has served as a Consultant to Amgen Inc. (Nasdaq:AMGN) since 2018 and Q-State Biosciences, Inc., a Cambridge, Massachusetts private biotechnology company, since 2016.
Dr. Ahfeldt received his Bachelor’s degree from The Berlin School of Economics and his M.S. and Ph.D. in biochemistry and molecular biology from the University of Hamburg, Germany.
Composition of our Board of Directors
Our board of directors currently consists of four members.
In accordance with our certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve until the annual meeting that is three years following the election. Our directors are divided among the three classes as follows:
Class A: Robert J. Gibson and Ira Scott Greenspan, with terms expiring in one year;
Class B: Joshua R. Lamstein, with a term expiring in two years;
Class C: Dr. Morris C. Laster, with a term expiring in three years.
Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. There are no family relationships among any of our directors or executive officers.
Our certificate of incorporation provides that the authorized number of directors comprising our board of directors shall be fixed by a majority of the total number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the classes as nearly equally as possible.
Committees of the Board of Directors
Our board of directors does not currently have an audit committee, a compensation committee or a nominating and governance committee. Our board of directors intends to establish an audit committee, a compensation committee, a nominating and corporate governance committee and an executive committee if and when required by the OTCQB or such other applicable trading market or at such earlier time as our board of directors may decide in its discretion. Each committee established will operate under a charter to be approved by our board of directors.
Code of Ethics and Business Conduct
We have not yet adopted a code of ethics and business conduct, which would apply to our employees, directors and officers, including our principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our board of directors plans to adopt a code of ethics if and when required by the OTCQB or such other applicable trading market or at such earlier time as our board of directors may decide in its discretion.

Executive Compensation
Summary Compensation Table
The following table sets forth the compensation paid or accrued during the fiscal years ended December 31, 2019 and December 31, 2018 to our named executive officers.
Name and Principal Position	Year	Salary	Bonus	Awards	Compensation(1)	Total
Morris C. Laster, M.D. Co-Chairman and Chief Executive Officer	2019	—	—	—	$300,000	$300,000
	2018	—	—	—	$120,000	$120,000
Ashish P. Sanghrajka President and Chief Financial Officer	2019	$125,000	$130,000	$397,204	—	$652,204
	2018	—	—	—	—	—
Joshua R. Lamstein Co-Chairman	2019	—	—	—	$195,000	$195,000
	2018	—	—	—	$60,000	$60,000
Robert J. Gibson Vice Chairman	2019	—	—	—	$195,000	$195,000
	2018	—	—	—	$60,000	$60,000

(1)
See Narrative to Summary Compensation Table below.

Narrative to Summary Compensation Table
Compensation Arrangements with Our Named Executive Officers
We have entered into an employment agreement with Ashish P. Sanghrajka, our President and Chief Financial Officer. Mr. Sanghrajka’s employment agreement provides for a base salary of  $300,000 per year, a $60,000 signing bonus, eligibility for additional bonuses of up to 100% of his base salary, or more as determined by our board of directors, and the issuance of 10-year options to purchase 300,000 shares of our common stock at an exercise price of  $3.00 per share vesting quarterly over a three-year period commencing with the first calendar quarter succeeding the grant of such options, subject to proration for any period less than a full calendar quarter; provided, that such options will vest fully upon a change in control. The employment agreement is for a term of one year and renews annually unless otherwise terminated. If Mr. Sanghrajka’s employment is terminated without cause or if he resigns for good reason, he will receive one year of severance and a prorated bonus for the period of his employment during the year in which termination occurs; provided, however, if Mr. Sanghrajka’s employment is terminated upon a change of control or if he terminates his employment for good reason within ninety days of a change of control, he will receive eighteen months of severance and the amount of the target bonus he could have received for the year of termination. In all cases when Mr. Sanghrajka’s employment terminates without cause or for good reason, he will receive payments towards his health insurance premiums under COBRA for one year unless he is otherwise eligible to obtain health insurance. The employment agreement also contains customary non-competition, non-solicitation and confidentiality covenants.
We obtain the services of our additional executive officers, including our Co-Chairman and Chief Executive Officer, Co-Chairman and Vice Chairman, pursuant to management services agreements.
The services of our Co-Chairman and Chief Executive Officer, Dr. Morris C. Laster, are provided pursuant to the Clil MSA. Under this agreement, we pay Clil a monthly management services fee for Dr. Laster’s services and we reimburse reasonable and properly documented out-of-pocket expenses. We paid management services fees to Clil in the amount of  $120,000 and $300,000 in 2018 and 2019, respectively.
The services of our Co-Chairman, Joshua R. Lamstein and Vice Chairman, Robert J. Gibson, are provided pursuant to the Portfolio Services MSA. Under this agreement, we pay Portfolio Services a monthly management services fee for management, advisory and administrative services. We paid management services fees to Portfolio Services in the amount of  $120,000 and $390,000 in 2018 and 2019, respectively.

See “Business  —  Employees” for a further discussion of the Clil MSA and Portfolio Services MSA.
Outstanding Equity Awards at Fiscal Year End
The following table sets forth the outstanding equity awards for our named executive officers as of December 31, 2019:
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ashish P. Sanghrajka	41,667	258,333	$3.00	July 31,2029
We have no outstanding stock awards to any executive officer.
Director Compensation
We do not have any outside directors and, accordingly, have not paid any compensation to our directors for serving as directors.
2018 Equity Incentive Plan
On September 24, 2018, our board of directors and stockholders adopted our 2018 Equity Incentive Plan, or the stock plan. The stock plan is designed to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential contributions to us have been, are or will be important to our success, an opportunity to acquire a proprietary interest in us. The various types of incentive awards that may be provided under the stock plan are intended to enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The stock plan, as amended, reserves 2,400,000 shares of common stock for issuance in accordance with the stock plan’s terms.
All of our officers, directors, employees and consultants, as well as those of our subsidiaries, are eligible to be granted awards under the stock plan. An incentive stock option may be granted under the stock plan only to a person who, at the time of the grant, is an employee of ours or our subsidiaries. All awards are subject to approval by the board of directors. As of the date of this offering circular, 600,000 options have been granted under the stock plan.
Administration
The stock plan is administered by our board of directors. Subject to the provisions of the stock plan, the board of directors determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.
Stock Subject to the Plan
Shares of stock subject to other awards that are forfeited or terminated will be available for future award grants under the stock plan. Shares of common stock that are surrendered by a holder or withheld by the company as full or partial payment in connection with any award under the Plan, as well as any shares of Common Stock surrendered by a Holder or withheld by the company or one of its Subsidiaries to satisfy the tax withholding obligations related to any award under the Plan, shall not be available for subsequent awards under the Plan.
Under the stock plan, on a change in the number of shares of common stock as a result of a dividend on shares of common stock payable in shares of common stock, common stock forward split or reverse split or other extraordinary or unusual event that results in a change in the shares of common stock as a whole, the terms of the outstanding award will be proportionately adjusted.

Eligibility
Awards may be granted under the stock plan to employees, officers, directors and consultants who are deemed to have rendered, or to be able to render, significant services to us and who are deemed to have contributed, or to have the potential to contribute, to our success.
Types of Awards
Options.   The stock plan provides both for “incentive” stock options as defined in Section 422 of the Code and for options not qualifying as incentive options, both of which may be granted with any other stock based award under the stock plan. The board determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant or, if greater, the par value of a share of common stock. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of stock may not be less than 110% of the fair market value on the date of grant. The aggregate fair market value of all shares of common stock with respect to which incentive stock options are exercisable by a participant for the first time during any calendar year, measured at the date of the grant, may not exceed $100,000 or such other amount as may be subsequently specified under the Code or the regulations thereunder. An incentive stock option may only be granted within a ten-year period commencing on September 24, 2018 and may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a person who, at the time of the grant, owns common stock possessing more than 10% of the total combined voting power of all classes of our stock. Subject to any limitations or conditions the board may impose, stock options may be exercised, in whole or in part, at any time during the term of the stock option by giving written notice of exercise to us specifying the number of shares of common stock to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in our securities or in combination of the two.
Generally, stock options granted under the stock plan may not be transferred other than by will or by the laws of descent and distribution and all stock options are exercisable during the holder’s lifetime, or in the event of legal incapacity or incompetency, the holder’s guardian or legal representative. If the holder is an employee, no stock options granted under the stock plan may be exercised by the holder unless he or she is employed by us or a subsidiary of ours at the time of the exercise and has been so employed continuously from the time the stock options were granted. However, in the event the holder’s employment is terminated due to disability, the holder may still exercise his or her vested stock options for a period of 12 months or such other greater or lesser period as the board may determine, from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. Similarly, should a holder die while employed by us or a subsidiary of ours, his or her legal representative or legatee under his or her will may exercise the decedent holder’s vested stock options for a period of 12 months from the date of his or her death, or such other greater or lesser period as the board may determine or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated due to normal retirement, the holder may still exercise his or her vested stock options for a period of 12 months from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated for any reason other than death, disability or normal retirement, the stock option will automatically terminate, except that if the holder’s employment is terminated without cause, then the portion of any stock option that is vested on the date of termination may be exercised for the lesser of three months after termination of employment, or such other greater or lesser period as the board may determine but not beyond the balance of the stock option’s term.
Stock Appreciation Rights.   Under the stock plan, stock appreciation rights may be granted to participants who have been, or are being, granted stock options under the stock plan as a means of allowing the participants to exercise their stock options without the need to pay the exercise price in cash or without regard to the grant of options. A stock appreciation right entitles the holder to receive an amount equal tote excess of the fair market value of a share of common stock over the grant price of the award which cannot be less than the fair market value of a share at the time of grant.
Restricted Stock.   Under the stock plan, shares of restricted stock may be awarded either alone or in addition to other awards granted under the stock plan. The board determines the persons to whom grants of restricted stock are made, the number of shares to be awarded, the price if any to be paid for the restricted stock by the person receiving the stock from us, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock awards.
Restricted stock awarded under the stock plan may not be sold, exchanged, assigned, transferred, pledged, encumbered or otherwise disposed of, other than to us, during the applicable restriction period. In order to enforce these restrictions, the stock plan provides that all shares of restricted stock awarded to the holder remain in our physical custody until the restrictions have terminated and all vesting requirements with respect to the restricted stock have been fulfilled. Except for the foregoing restrictions, the holder will, even during the restriction period, have all of the rights of a stockholder, including the right to receive and retain all regular cash dividends and other cash equivalent distributions as we may designate, pay or distribute on the restricted stock and the right to vote the shares.
Other Stock-Based Awards.   Under the stock plan, other stock-based awards may be granted, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the stock plan. These other stock-based awards may be in the form of deferred stock awards and stock issued in lieu of bonuses. These other stock-based awards may include performance shares or options, whose award is tied to specific performance criteria. These other stock-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the stock plan.
Other Limitations.   The board may not modify or amend any outstanding option or stock appreciation right to reduce the exercise price of such option or stock appreciation right, as applicable, below the exercise price as of the date of grant of such option or stock appreciation right.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements, we describe below transactions and series of similar transactions, since our inception, to which we were a party or will be a party, in which:
•
the amounts involved exceeded or will exceed the lesser of  $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

•
any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Our Co-Chairman and Chief Executive Officer provides services to us pursuant to the Clil MSA. Under this agreement, we pay a monthly management services fee to Clil and we reimburse reasonable and properly documented out-of-pocket expenses. The Clil MSA went into effect on September 1, 2017 with a monthly management services fee of  $10,000 per month. Effective as of January 1, 2019, the Clil MSA was amended to increase the monthly management services fee to $25,000 per month.
We obtain management and administrative services, including the services of our Co-Chairman and Vice Chairman, pursuant to the Portfolio Services MSA. Under this agreement, we pay a monthly management services fee and a monthly fee for the provision of office space and facilities to the company to Portfolio Services and we reimburse reasonable and properly documented out-of-pocket expenses. The Portfolio Services MSA went into effect on September 1, 2017 with a monthly management services fee of $10,000 per month. Effective as of July 1, 2018, the Portfolio Services MSA was amended to add a $1,500 per month fee for the provision of office space and facilities to the company, which was subsequently increased to $3,000 per month effective May 1, 2019. Effective as of January 1, 2019, the Portfolio Services MSA was subsequently amended to increase the monthly management services fee to $25,000 per month (exclusive of the $3,000 fee related to office space and facilities) and, effective as of July 1, 2019, was increased to $40,000 per month.
HCFP LLC, an affiliate of three of our directors, has, from time to time, paid certain expenses on our behalf, which have been subsequently reimbursed by us.
HCFP/Strategy Advisors LLC, also an affiliate of three of our directors, has provided strategic and management consulting services to us, for which we have expensed and paid an aggregate of  $200,000 to date in 2019.
In March 2019, we entered into an agreement with HCFP/Capital Markets LLC, of which one of our directors is an officer and director, to serve as the placement agent in a private offering of our securities. Under the agreement, we have agreed to pay fees in the amount of  $50,000 and placement agent fees and a non-accountable expense allowance equal to 8% and 2%, respectively, of the gross proceeds raised in such offering. Pursuant to such agreement, as of the date hereof, we have paid to HCFP/Capital Markets placement agent fees and expense allowance in the aggregate amount of  $45,024.
In December 2019, we also entered into an agreement with HCFP/Capital Markets to serve as the placement agent in the Warrant Offering. Under the agreement, we have agreed to pay placement agent fees and a non-accountable expense allowance equal to 8% and 2%, respectively, of the gross proceeds raised in such offering. Pursuant to such agreement, as of the date hereof, we have not paid to HCFP/Capital Markets placement any agent fees or expense allowance in connection with this private placement currently being undertaken.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
The following table sets forth information regarding the beneficial ownership of our shares of common stock as of the date of this offering circular (assuming none of the individuals listed purchase shares in this offering), by:
•
each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

•
each of our executive officers and directors; and

•
all of our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Additionally, except as otherwise indicated, beneficial ownership reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.
	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock
Name and Address of Beneficial Owner(1)		Prior to Offering	After Offering
5% Stockholders
HCFP/Capital Partners 18B-1 LLC	1,350,000	10.8%	10.6%
Directors and Executive Officers
Morris C. Laster, M.D	4,926,000	39.4%	38.8%
Ira Scott Greenspan(2)	1,503,334	12.0%	11.8%
Joshua R. Lamstein(3)	1,466,197	11.7%	11.5%
Robert J. Gibson(4)	212,052	1.7%	1.7%
Ashish P. Sanghrajka	41,667	*	*
All directors and executive officers as a group (5 individuals)(2)(3)(4)	6,799,250	54.4%	53.5%

*
Less than 1%.

(1)
Unless otherwise indicated, the business address of each of the individuals is 420 Lexington Avenue, Suite 300, New York, New York 10170.

(2)
Includes shares held by HCFP/Capital Partners 18B-1 LLC, of which Mr. Greenspan is a member and co-manager, and HCP/Advest LLC, of which Mr. Greenspan is a member and sole manager. Accordingly, he is deemed to have shared voting and dispositive power and sole voting and dispositive power over the shares held by HCFP/Capital Partners 18B-1 LLC and HCP/Advest LLC, respectively. Mr. Greenspan disclaims beneficial ownership of shares held by these entities, except to the extent of his proportionate pecuniary interest therein.

(3)
Includes shares held by HCFP/Capital Partners 18B-1 LLC, of which Mr. Lamstein is a member and co-manager. Accordingly, he is deemed to have shared voting and dispositive power over the shares held by this entity. Mr. Lamstein disclaims beneficial ownership of shares held by this entity, except to the extent of his proportionate pecuniary interest therein. Also includes an aggregate of 3,000 shares held by Mr. Lamstein’s minor children.

(4)
Includes shares held by Dayber Snow LLC, of which Mr. Gibson is a member and co-manager. Accordingly, he is deemed to have shared voting and dispositive power over the shares held by this entity. Mr. Gibson disclaims beneficial ownership of shares held by this entity, except to the extent of his proportionate pecuniary interest therein. Also includes an aggregate of 2,000 shares held by Mr. Gibson’s minor children.

HCFP and its affiliates and Dr. Morris C. Laster may be deemed to be our “founders” and “promoters”, as such terms are defined under the federal securities laws.

SECURITIES BEING OFFERED AND DESCRIPTION OF SECURITIES
General
Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value, and 20,000,000 shares of preferred stock, $0.001 par value. As of the date of this offering circular, there were 12,509,024 shares of common stock outstanding and no shares of preferred stock outstanding. The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the information that is important to you.
Series A Units
Each A Unit consists of one share of our common stock and two W Warrants. Each W Warrant entitles the holder to purchase one B Unit.
We anticipate that the A Units will be quoted on the OTCQB on, prior to or promptly after a final closing of this offering, including in connection with any earlier closing of this offering, or at such other time as we may determine in our sole discretion. Each of the A Units, our shares of common stock and the W Warrants contained in the A Units will be able to be traded separately on July 1, 2021, unless we elect to allow such separate trading at an earlier date. Once the A Unit, our shares of common stock and the W Warrants commence separate trading, holders will have the option to continue to hold A Units or separate their A Units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the A Units into shares of common stock and W Warrants. The exercise price of the W Warrant is $4.00.
Prior to this offering, there has been no public market for our securities.
Series B Units
Each B Unit consists of one share of common stock and one Z Warrant. Each Z Warrant entitles the holder to purchase one share of common stock.
We intend to have our B Units quoted on the OTCQB. Each of our shares of common stock and Z Warrants contained in the B Units will be able to be traded separately on April 1, 2022, unless we elect to allow such separate trading at an earlier date. Once the shares of common stock and Z Warrants commence separate trading, holders will have the option to continue to hold B Units or separate their B Units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the B Unit into shares of common stock and Z Warrants. The exercise price of the Z Warrants is $5.00.
Common Stock
As of the date of this offering circular, there were 12,509,024 shares of common stock outstanding. We intend to seek a trading market for our shares of common stock on the OTCQB.
Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of our common stock are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.
Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Our board of directors is authorized, without action by the stockholders, to designate and issue up to an aggregate of 20,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes, could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of the company, which might harm the market price of our common stock. See also “Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws”.
Our board of directors will make any determination to issue such shares based on its judgment as to the company’s best interests and the best interests of our stockholders. We have no shares of preferred stock outstanding.
W and Z Warrants
Each W Warrant entitles the holder to purchase at a price of  $4.00 per W Warrant one B Unit. The W Warrant will become exercisable on October 1, 2021 and will expire on September 30, 2026 or earlier upon redemption.
Each Z Warrant entitles the holder to purchase at a price of  $5.00 per Z Warrant one share of common stock. The Z Warrant will become exercisable on July 1, 2022 and will expire on June 30, 2027, or earlier upon redemption.
No W Warrant or Z Warrant will be exercisable for cash unless we have a current effective and current registration statement or qualified offering statement covering the securities issuable upon exercise of such warrants and a current prospectus or offering circular relating to such securities. Notwithstanding the foregoing, if a registration statement or offering statement covering the securities issuable upon exercise of a W Warrant or Z Warrant has not been declared effective or qualified by the date upon which such warrants become exercisable, holders of such warrants may, until such time as there is an effective registration statement or offering statement and during any period when we shall have failed to maintain an effective registration statement or qualified offering statement, exercise their warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act. If cashless exercise is permitted, each holder of our W Warrants or Z Warrants exercising on a cashless basis would pay the exercise price by surrendering their warrants for that number of securities equal to the quotient obtained by dividing: (x) the product of the number of securities underlying the warrants, and the difference between the “fair market value” and the warrant exercise price by (y) the fair market value. For these purposes, “fair market value” will mean the volume weighted average price of the securities as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such warrants or securities broker or intermediary. In the absence of any trading of the B Units upon the exercise of the W Warrants, the fair market value of the B Units will be determined by our board of directors.
Commencing on October 1, 2022 and July 1, 2023, we may redeem the outstanding W Warrants and Z Warrants, respectively, at our option, in whole or in part, at a price of  $0.001 per warrant:
•
at any time while the warrants are exercisable;

•
upon a minimum of 30 days’ prior written notice of redemption;

•
if, and only if, the volume weighted average price per share of our common stock equals or exceeds $8.00 for the W Warrants and $10.00 for the Z Warrants (subject to adjustment) for the 20 trading days ending two trading days prior to the sending of the notice; and

•
if, and only if, there is a current registration statement or offering statement in effect with respect to the securities underlying such warrants commencing five business days prior to the 20-day trading period and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. In such event, we have the right to require exercise on a cashless basis. However, the price of the shares of our common stock may fall below the respective trigger prices for redemption as well as the respective warrant exercise prices after the redemption notices are issued.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of a redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.
A holder of a warrant may notify us in writing if it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.9% of the shares of common stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock.
If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of common stock.
Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.
In the event we, at any time while the W Warrants are outstanding, pay a stock dividend, subdivide outstanding shares of common stock into a larger number of shares, combine (including by way of a reverse stock split) outstanding shares of common stock into a smaller number of shares, issue, in the event of a recapitalization or reclassification of shares of common stock, any shares of our capital stock or effect any such similar event, then appropriate proportionate adjustments shall be made by increasing or decreasing (i) the number of outstanding W Warrants and, if Series B Units have been issued based on any prior exercises of the W Warrants, the number of outstanding Series B Units and (ii) the exercise price of the W Warrants and the exercise price of the Z Warrants such that (x) each issued and issuable Series B Unit shall always be comprised of one share of common stock and one Z Warrant, (y) the proportionate ownership interest of a holder of the W Warrant remains the same determined as if all W Warrants and Z Warrants have been exercised immediately prior to any such event and (z) the aggregate amount initially payable upon the issuance of the W Warrant to exercise such W Warrant and Z Warrant underlying the B Unit shall be the same before and after any such event. Any such adjustment made shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.
The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer and Trust Company, as warrant agent, and us. Investors should review a copy of the warrant agreement, which is filed as an exhibit to the offering statement of which this offering circular is a part, for a complete description of the terms and conditions applicable to the warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will comply with Section 155 of the Delaware General Corporation Law (which provides that Delaware companies shall either (1) arrange for the disposition of fractional interests by those entitled thereto, (2) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or in bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share or (3) round-up such aggregate shares to the nearest whole number of such shares).
Private Placement Warrants
Through March 2019, we issued 2,000,000 warrants as part of a private placement in which we sold units consisting of a share of common stock and two warrants, each such warrant exercisable for a share of common stock. These warrants expire on July 31, 2023. We had the right to provide holders of these warrants with a ten-day notice to exercise the warrants, which we exercised on May 6, 2019 by providing such notice. As a result, a total of 858,855 warrants were exercised, generating $858,855 in exercise proceeds. The remaining 1,441,483 warrants that were not exercised remain outstanding and can only be exercised prior to the expiration date if a “fundamental transaction,” as defined in the warrants, occurs, primarily constituting a change of control transaction. All such outstanding Private Placement Warrants will be automatically exchanged on a one for one basis into such same class of warrants issued in any public offering or private placement relating to our becoming a public reporting company, which we expect to be the W Warrants.
In July 2019, we issued 300,338 warrants as part of a private placement in which we sold units consisting of a share of common stock and two warrants. Each of the two warrants, if not exercised in connection with a “fundamental transaction,” as defined in the warrants, will be automatically exchanged on a one for one basis into such same class of warrants issued in any public offering or private placement relating to our becoming a public reporting company, which we expect to be the W Warrants.
In December 2019, we commenced the Warrant Offering to prospective investors who had a prior substantial pre-existing relationship with us or the placement agent engaged in connection with the offering. Each such warrant is exercisable for one B Unit. The warrants, if not exercised in connection with a “fundamental transaction,” as defined in the warrants, will be automatically exchanged on a one for one basis into such same class of warrants issued in any public offering or private placement relating to our becoming a public reporting company, which we expect to be the W Warrants.
Yissum Warrant
In October 2018, in connection with our MOUs we issued to Yissum a warrant to purchase up to 450,000 shares of our common stock at an exercise price of  $1.50 per share. A portion of the warrant representing 50,000 underlying shares was immediately exercisable with additional portions of the warrant vesting upon the execution of certain licensing agreements. As of the date of this offering circular, the warrant is exercisable for up to 250,000 shares of our common stock.
Repurchases
We may seek to repurchase our outstanding securities from time to time in market or private transactions.
Dividends
We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our board of directors. It is the current intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent and Warrant Agent
The transfer agent for our securities and warrant agent for our warrants is Continental Stock Transfer and Trust Company, or Continental. We have agreed to indemnify Continental in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any claims and losses due to any gross negligence or intentional misconduct of the indemnified person or entity.
Continental has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any or Continental, monies in, the cash collateral account, and has irrevocably waived any right, title, interest or claim of any kind to, or to any monies in, the cash collateral account that it may have now or in the future. Accordingly, any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against us and our assets outside the cash collateral account and not against the any monies in the cash collateral account or interest earned thereon.
Quotation of our Securities
Prior to this offering, there has been no public market for our securities. We intend to seek a trading market for the A Units on the OTCQB on, prior to or promptly after a final closing of this offering, including in connection with any earlier closing of this offering, or at such other time as we may determine in our sole discretion. We also intend to seek a trading market for our common stock and the W Warrants on the OTCQB at such time as we may determine. The A Units and our shares of common stock and the W Warrants comprising the A Units will be able to begin separate trading on July 1, 2021, unless we elect to allow such separate trading at an earlier date. We intend to apply to have our B Units and Z Warrants quoted on the OTCQB. We previously applied for and received conditional approval for the listing of our securities on The Nasdaq Global Market. Subsequent to such conditional approval, we determined to further evaluate, in addition to Nasdaq, other trading markets, including without limitation, the NYSE American and the OTC Markets’ OTCQB and OTCQX, in connection with assessing which market we believe best serves the interests of the company and our stockholders; provides the most supportive environment for an orderly market for small public companies; and maximizes the opportunity to establish and enhance stockholder value.
Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-laws
Special meeting of stockholders
Our by-laws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors.
Preferred stock
Our certificate of incorporation provides authorizing the issuance of  “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.
Exclusive Forum
Our certificate of incorporation and by-laws provide that the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction, the federal district court for the District of Delaware, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law, the certificate of incorporation or the by-laws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Under our by-laws, these provisions do not apply to any claim brought to enforce any duty or liability arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, thereby allowing any such claims to be filed in any court having jurisdiction. Although we believe these provisions benefit the company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, they may have the effect of discouraging lawsuits against our officers and directors.
SHARES ELIGIBLE FOR FUTURE SALE
Immediately after this offering, we will have 12,709,024 shares of common stock outstanding. Of these shares, the 200,000 shares of common stock sold in this offering as part of the A Units will be freely tradable without restriction or further registration under the Securities Act once the securities comprising the A Units are eligible to trade separately, except for the shares included in any A Units purchased in this offering by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of our remaining shares are restricted securities under Rule 144 since they were issued in private placements not involving a public offering. Such restricted shares would be available for sale in the public markets subject to Rule 144 and the contractual lock-up agreements described below. Taking into account these lock-up agreements, our remaining 12,509,024 shares will be saleable in the public markets beginning on the first business day following the three-year anniversary date of the initial trading date of our securities on an exchange or through a quotation service that requires the shares to be registered under the Securities Act, subject to any releases from such contractual lock-up agreements.
Rule 144
A person who has beneficially owned restricted shares of common stock or warrants for at least six months would be entitled to sell their securities under Rule 144 provided that (i) such person is not deemed to have been an affiliate of the subject company at the time of, or at any time during the three months preceding, a sale and (ii) the subject company is subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of common stock for at least six months but who are an affiliate of the subject company at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:
•
1% of the number of shares of our common stock then outstanding; or

•
the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the subject company.
Lock-Up Agreements
The shares of common stock, Private Placement Warrants, and shares issuable upon exercise of the Private Placement Warrants we issued prior to this offering are each subject to transfer restrictions set forth in agreements among us and the holders of such securities. These transfer restrictions provide that such securities are not transferable or salable until the first business day following the three-year anniversary date of the initial trading date of our securities on an exchange or through a quotation service that requires the shares to be registered under the Securities Exchange Act of 1934, as amended.
In connection with the establishment of any trading market for our shares of common stock, certain of our executive officers, directors and/or employees may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under any such trading plans would not be permitted until the expiration or waiver of the lock-up restriction applicable thereto.
Registration Statements on Form S-8
Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under the stock plan. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

PLAN OF DISTRIBUTION
We are offering the A Units at an offering price of  $5.00 per A Unit.
We and our management are directly offering the A Units on a “best efforts” basis. No commissions or other compensation will be paid to the company management with respect to sales initiated by them.
The company may engage commissioned sales agents, placement agents or underwriters in the future. If the company engages any such FINRA-registered broker dealers going forward to assist in distributing this offering, the company will file an amendment to this offering circular.
None of our securities are being offered or sold by any of our current stockholders pursuant to this offering circular.
There is no minimum amount of A Unit that must be sold in connection with this offering. This offering will close upon the earlier of  (1) the sale of the maximum number of A Units, (2) one year from the date this offering begins or (3) a date prior to one year from the date this offering begins that is so determined by our board of directors. The company will have immediate access to the proceeds of the offering as soon as A Units are issued.
Investment Amount Limitations
Investors must answer certain questions set forth in a subscription agreement to determine compliance with the investment limitation set forth in Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid for the securities by an investor who is not an accredited investor cannot exceed 10% of the greater of the investor’s annual income or net worth. In the case of an investor who is not a natural person, revenues or net assets for the investor’s most recently completed fiscal year are used instead. The investment limitation does not apply to accredited investors, as that term is defined in Rule 501 under the Securities Act of 1933. An individual is an accredited investor if he/she meets one of the following criteria:
•
a natural person whose individual net worth, or joint net worth with the undersigned’s spouse, excluding the “net value” of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of  $1,000,000 for the foreseeable future, with “net value” for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth; or

•
a natural person who has individual annual income in excess of  $200,000 in each of the two most recent years or joint annual income with that person’s spouse in excess of  $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of shares of our common stock.
An entity other than a natural person is an accredited investor if it falls within any one of the following categories:
•
an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of  $5,000,000; or (iii) if it is a self-directed plan whose investment decisions are made solely by accredited investors;

•
a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

•
a trust, with total assets in excess of  $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a “sophisticated person” as described in Rule 506(b)(2)(ii) under Regulation D; or

•
certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

Right to Reject Subscriptions
After we receive your complete, executed subscription agreement and the funds required under the subscription agreement, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deductions.
Acceptance of Subscriptions
Upon our acceptance of a subscription agreement and receipt of full payment, we will countersign the subscription agreement and return a copy to you.
Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request a refund of monies paid. All accepted subscription agreements are irrevocable, even if you subsequently learn information about the company that you consider to be materially unfavorable.
Investors’ Tender of Funds
After the offering statement has been qualified by the Commission, the company will accept tenders of funds to purchase the A Units. The company may close on investments on a “rolling” or “continuous” basis (so not all investors will receive their securities on the same date). Each time the company accepts funds is defined as a “Closing.” Funds tendered in cash by potential investors will be held by Continental Stock Transfer & Trust Company (the “Escrow Agent”) and will be transferred to the company upon Closing. Pursuant to the escrow agreement between the company and the Escrow Agent, all cash funds will be held in escrow pending satisfactory due diligence. The company will accept a subscription (i.e., hold a Closing) within 30 calendar days after due diligence is successfully completed. Given the timing of completion of diligence, it is possible that the company could conduct a Closing every weekday, which would be administratively burdensome. In order to reduce the number of Closings, the company may wait until it has completed due diligence on several investments before submitting a disbursement request to the Escrow Agent.
Transfer Agent, Book-Entry Only
All securities sold in this offering will be issued by our transfer agent, Continental Stock Transfer & Trust Company, to investors in book-entry only format and will be represented by a stock transfer ledger, maintained by our transfer agent.
Investors in the A Units will not be entitled to have certificates registered in their names and will not receive or be entitled to receive physical delivery of the units in definitive form. Transfers of A Units and the underlying shares of common stock and W Warrants (as part of the A Units and upon the securities comprising such units becoming separately tradeable) will be facilitated through the transfer agent. As a result, you will not be entitled to receive a certificate representing your interest in the A Units you purchase or any shares of common stock or W Warrants upon separation of the A Units. Your ability to pledge A Units or the underlying shares of common stock or W Warrants that you purchase, and to take other actions, may be limited because you will not possess a physical certificate that represents your interests. Investors will receive written confirmation from the transfer agent upon closing of their purchases. Transfers of the securities will be recorded on the stock transfer ledger maintained by the transfer agent. We have no responsibility for any aspect of the actions of the transfer agent. In addition, we have no responsibility or liability for any aspect of the records kept by the transfer agent relating to, or payments made on account of investors in, the shares, or for maintaining, supervising or reviewing any records relating to ownership of shares. We also do not supervise the systems of the transfer agent.
LEGAL MATTERS
The validity of the securities offered in this offering circular are being passed upon for us by Greenberg Traurig, LLP, Tysons Corner, Virginia.
EXPERTS
The consolidated financial statements of Scopus BioPharma Inc. and Subsidiaries included in this offering circular and elsewhere in the offering statement of which this offering circular forms a part have been so included in reliance upon the report (which contains an explanatory paragraph relating to the company’s ability to continue as a going concern as discussed in Note 1 to the consolidated financial statements) of Citrin Cooperman & Company, LLP independent registered public accountants, upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a Regulation A Offering Statement on Form 1-A, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of securities. Although this offering circular, which forms a part of the Form 1-A, contains all material information included in the Form 1-A, parts of the Form 1-A have been omitted as permitted by rules and regulations of the SEC. We refer you to the Form 1-A and its exhibits for further information about us, our securities and this offering. The Form 1-A and its exhibits, as well as each of our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov, which contains the Form 1-A and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.
After qualification of this Regulation A Offering Statement, we intend to file a registration statement on Form 8-A to become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, would be required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page
Condensed Consolidated Financial Statements (Unaudited):
Condensed Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018	F-2
Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended June 30, 2019 and 2018	F-3
Condensed Consolidated Statements of Stockholders’ Equity (Deficit) for the six months ended June 30, 2019 and for the year ended December 31, 2018	F-4
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2019 and 2018	F-5
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6 – F-20
Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-21
Consolidated Balance Sheets as of December 31, 2018, and 2017	F-22
Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017	F-23
Consolidated Statements of Stockholders’ Equity (Deficit) for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017	F-24
Consolidated Statements of Cash Flows for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017	F-25
Notes to Consolidated Financial Statements	F-26 – F-39

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
	June 30, 2019	December 31, 2018
	(Unaudited)
ASSETS
Current assets:
Cash	$869,420	$1,660
Value added tax receivable	20,266	27,859
Other receivable	2,260	—
Due from affiliate	3,086	—
Deferred offering costs	393,845	—
Prepaid expenses	186,958	103,119
Total current assets	1,475,835	132,638
Property and equipment, net	2,250	—
Total assets	$1,478,085	$132,638
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$378,983	$113,956
Advance deposit on equity units	—	24,008
Total current liabilities	378,983	137,964
COMMITMENTS AND CONTINGENCIES (NOTES 5 and 8)
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 20,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 12,358,855 and 10,766,667 shares issued and outstanding, respectively	12,359	10,767
Additional paid-in capital	2,975,324	942,969
Accumulated deficit	(1,878,340)	(949,498)
Accumulated other comprehensive loss	(10,241)	(9,564)
Total stockholders’ equity (deficit)	1,099,102	(5,326)
Total liabilities and stockholders’ equity (deficit)	$1,478,085	$132,638
See accompanying notes to the unaudited condensed consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
	Six-Months Ended June 30, 2019	Six-Months Ended June 30, 2018
Revenues	$—	$—
Operating expenses:
General and administrative	731,422	209,717
Research and development	197,420	65,000
Total operating expenses	928,842	274,717
Net loss	(928,842)	(274,717)
Comprehensive loss:
Foreign currency translation adjustment	(677)	—
Total comprehensive loss	$(929,519)	$(274,717)
Net loss per common share:
Basic and diluted	$(0.08)	$(0.03)
Weighted-average common shares outstanding:
Basic and diluted	11,546,748	10,482,465
See accompanying notes to the unaudited condensed consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance, December 31, 2018	10,766,667	$10,767	$942,969	$(949,498)	$(9,564)	$(5,326)
Issuance of Units – net of issuance costs of $4,762	733,333	733	1,094,505	—	—	1,095,238
Stock-based compensation expense	—	—	79,854	—	—	79,854
Warrant exercise	858,855	859	857,996	—	—	858,855
Foreign currency translation adjustment	—	—	—	—	(677)	(677)
Net loss	—	—	—	(928,842)	—	(928,842)
Balance, June 30, 2019	12,358,855	$12,359	$2,975,324	$(1,878,340)	$(10,241)	$1,099,102
See accompanying notes to the unaudited condensed consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Six-Months ended June 30, 2019	Six-Months ended June 30, 2018
Cash flows from operating activities:
Net loss	$(928,842)	$(274,717)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	38	—
Stock-based compensation	79,854	—
Changes in operating assets and liabilities:
Value added tax receivable	8,995	—
Other receivable	(2,227)	—
Due from affiliate	(3,086)	—
Prepaid expenses	(77,751)	(65,074)
Accounts payable and accrued expenses	10,015	17,129
Net cash used in operating activities	(913,004)	(322,662)
Cash flows from investing activities:
Purchase of property and equipment	(2,255)	—
Cash flows from financing activities:
Gross proceeds from issuance of common stock	—	138,482
Issuance costs related to the issuance of common stock	—	(10,442)
Gross proceeds from issuance of Units	1,075,992	—
Issuance costs related to the issuance of Units	(4,762)	—
Proceeds from the exercise of warrants	858,855
Proceeds from subscription receivable	—	54,652
Payment of deferred offering costs	(135,625)	—
Net cash provided by financing activities	1,794,460	182,692
Effect of changes in foreign currency exchange rates on cash and cash equivalents	(11,441)	—
Net change in cash	867,760	(139,970)
Cash – beginning of period	1,660	158,218
Cash – end of period	$869,420	$18,248
Supplemental disclosures of cash flow information:
Non-cash financing activity:
Deferred offering costs	$258,220	$—
See accompanying notes to the unaudited condensed consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
1.   Organization and Description of the Business
Nature of Operations
Scopus BioPharma Inc. (“Scopus”) was incorporated in the State of Delaware on April 18, 2017 under the name Project18 Inc. (“Project18”). On December 11, 2017, Project18 changed its name to Scopus BioPharma Inc. On June 1, 2017, Scopus acquired all the outstanding common stock of Vital Spark, Inc. (“VSI”) for a total purchase price of  $15. VSI had not engaged in any business transactions prior to the acquisition date. On July 8, 2018, Scopus formed a wholly-owned subsidiary, Scopus BioPharma Israel Ltd. (“SBI”), and has funded operations to date through intercompany loans.
Scopus and its subsidiary, VSI, are headquartered in New York, and SBI is headquartered in Jerusalem, Israel. Scopus, VSI and SBI are collectively referred to as the “Company”. The Company is a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system.
Going Concern
The provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements  —  Going Concern (ASC 205-40) requires management to assess an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. In each reporting period (including interim periods), an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.
The Company is an early-stage company and has not generated revenues to date. As such, the Company is subject to all of the risks associated with early stage companies. Since inception, the Company has incurred losses and negative cash flows from operating activities which have been funded from the issuance of common stock and equity units (see Notes 6 and 7). The Company does not expect to generate positive cash flows from operating activities in the near future, if at all, until such time it completes the development of its drug candidates, including obtaining regulatory approvals, and anticipates incurring operating losses for the foreseeable future.
The Company incurred a net loss of  $928,842 for the six months ended June 30, 2019 and has an accumulated deficit of  $1,878,340 at June 30, 2019. The Company’s net cash used in operating activities was $913,004 for the six months ended June 30, 2019.
The Company’s ability to fund its operations is dependent upon management’s plans, which include raising capital through issuances of equity securities, securing research and development grants, generating sufficient revenues and controlling the Company’s expenses.
A failure to raise sufficient capital, generate sufficient revenues, or control expenses, among other factors, will adversely impact the Company’s ability to meet its financial obligations as they become due and payable and to achieve its intended business objectives. Accordingly, management has concluded this raises substantial doubt of the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.
The Company’s condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.   Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Accordingly, certain information and footnote disclosures required for complete financial statements are not included herein. The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2018 and 2017, for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017. All intercompany transactions and balances have been eliminated in consolidation.
The interim financial data as of June 30, 2019 is unaudited and is not necessarily indicative of the results to be expected for the year ending December 31, 2019 or for any other interim period or for any other future periods. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements, includes only normal and recurring adjustments necessary for a fair statement of the Company’s financial position as of June 30, 2019, and its results of operations and cash flows for the six months ended June 30, 2019 and 2018.
Foreign Currency
The functional currency of Scopus and VSI is the US Dollar, and the functional currency of SBI is the Israeli New Shekel. All assets and liabilities of SBI are translated at the current exchange rate as of the end of the period, and revenue and expenses are translated at average exchange rates in effect during the period with the resulting gain or loss reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive loss. Foreign currency transaction gains and losses resulting from, or expected to result from, transactions denominated in a currency other than the functional currency are recognized in the condensed consolidated statements of operations and comprehensive loss.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these condensed consolidated financial statements include those related to the fair value of common stock, warrants, stock-based compensation, research and development expenses, the provision or benefit for income taxes and the corresponding valuation allowance on deferred tax assets. In addition, management’s assessment of the Company’s ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates, judgments, and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.
Cash
The Company considers all money market accounts and other highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents. The Company maintains its cash at major financial institutions with high credit quality. At times, the balance of its cash deposits may exceed federally insured limits, and there is no insurance on cash deposits within Israel. The Company has not experienced and does not anticipate any losses on deposits with commercial banks and financial institutions which exceed federally insured limits.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.   Summary of Significant Accounting Policies (Continued)

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:
Estimated Useful Life
Computer equipment	3 years
Depreciation expense charged to operations for the six months ended June 30, 2019 and 2018 amounted to $38 and $0, respectively.
Revenues
The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), and its various amendments as of January 1, 2018. The core principle of ASC 606 is to recognize revenue when promised goods or services are transferred to customers in an amount equal to the consideration to which the entity expects to be entitled for those goods and services. ASC 606 defines a five-step process to achieve this core principle, and in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The guidance is effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, and for all other entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, although early adoption is permitted. As the Company has not generated any revenues from April 18, 2017 (inception) through June 30, 2019, the adoption did not have any impact on the Company’s financial position, results of operations and cash flows for the six-months ended June 30, 2019 or 2018.
Research & Development Expenses
Research and development expenses are expensed as incurred and consist principally of internal and external costs which includes the cost of patent licenses, contract research services, laboratory supplies, as well as development and manufacture of preclinical compounds and consumables.
Offering Costs
The Company capitalizes certain legal, accounting, and other third-party fees directly associated with in-process equity financing as deferred offering costs. The deferred offering costs are recognized as an offset against the proceeds upon consummation of the offering. As of June 30, 2019, the Company recognized $393,845 of deferred offering costs related to the Company’s Proposed Public Offering and private placement of its $3.00 Units, respectively (See Notes 3 and 6). There were no deferred offering costs as of December 31, 2018.
Fair Value Measurements
Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP. Fair value is defined as the price which would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarchy which prioritizes the inputs used in the valuation methodologies, are as follows:
Level 1
Valuations based on quoted prices for identical assets and liabilities in active markets.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.   Summary of Significant Accounting Policies (Continued)

Level 2
Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets which are not active, or other inputs observable or can be corroborated by observable market data.

Level 3
Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

At June 30, 2019 and December 31, 2018, the carrying amounts of the Company’s financial instruments, including cash, value added tax receivable, prepaid expenses, deferred offering costs, accounts payable and accrued expenses and advance deposit on equity units, approximate their respective fair value due to the short-term nature of these instruments.
Income Taxes
Income taxes are accounted for under the asset and liability method, as required by FASB ASC Topic 740, Income Taxes. The Company provides for federal, and state income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date. The Company and VSI, file a consolidated U.S. federal and combined New York State and New York City income tax return.
The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no uncertain tax positions as of June 30, 2019 and December 31, 2018, or for the six months ended June 30, 2019 and 2018.
Stock-Based Compensation
The Company adopted ASU 2018-07  —  Compensation  —  Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, as of January 1, 2018 to account for non-employee stock-based compensation in accordance with FASB ASC Topic 718, Stock Compensation (which previously included only share-based payments to employees and non-employee directors). Under the guidance, the fair value of share-based payments granted to non-employees are no longer required to be re-measured each reporting period over the vesting term. The Company measures and records compensation expense related to share-based payment awards based on the grant date fair value using the Black-Scholes option pricing model. Forfeitures are recognized when they occur.
The Company calculates the fair value of options granted using the Black-Scholes option-pricing model using the following assumptions:
Expected Volatility  —  The Company estimates volatility for stock option grants by evaluating the average volatility used by a peer group of companies with terms that are approximately equal to the expected term of the options.
Expected Term  —  The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company has limited historical data upon which it can estimate the expected lives of the share-based payment awards and accordingly has used the contractual term.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.   Summary of Significant Accounting Policies (Continued)

Risk-Free Interest Rate  —  The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the expected term of the options at the grant date.
Dividend Yield  —  The Company has not declared or paid dividends to date and does not anticipate declaring dividends in the foreseeable future. As such, the dividend yield has been estimated to be zero.
Net Loss Per Share
Basic net loss per common share attributable to common shareholders is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Since the Company was in a loss position for all periods presented, basic net loss per share is the same as dilutive net loss per share as the inclusion of all potential dilutive common shares which consist of stock options and warrants, would be anti-dilutive.
JOBS Act Accounting Election
The Company is an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) and its related amendments. The FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance of ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and for all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within that reporting period. Earlier adoption is permitted for all entities as of the beginning of an interim period for which financial statements have not been issued or have not been made available for issuance. The Company is currently evaluating the impact the adoption of the new standard will have on its consolidated financial statements and disclosures.
In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This update provides guidance on how to record eight specific cash flow issues. This guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted and a retrospective transition method to each period should be presented. The Company’s adoption of ASU 2016-15 on January 1, 2019 did not have a material impact on the consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), requiring that the statement of cash flows explain the change in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.   Summary of Significant Accounting Policies (Continued)

periods within fiscal years beginning after December 15, 2019. The provisions of this guidance are to be applied using a retrospective approach which requires application of the guidance for all periods presented. The Company’s adoption of ASU 2016-18 on January 1, 2019 did not have a material impact on the consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASC 2017-01”), which amends the guidance of FASB ASC Topic 805, Business Combinations (ASC 805) adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The objective of ASU 2017-01 is to narrow the definition of what qualifies as a business under Topic 805 and to provide guidance for streamlining the analysis required to assess whether a transaction involves the acquisition (disposal) of a business. ASU 2017-01 provides a screen to assess when a set of assets and processes do not qualify as a business under Topic 805, reducing the number of transactions that need to be considered as possible business acquisitions. ASU 2017-01 also narrows the definition of output under Topic 805 to make it consistent with the description of outputs under Topic 606. Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim periods within those periods. All other entities should apply the amendments to annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company’s adoption of ASU 2017-01 on January 1, 2019 did not have a material impact on the consolidated financial statements.
In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. The amendments in Part I of this ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company’s early adoption of ASU 2017-11 on January 1, 2019 did not have a material impact on the consolidated financial statements.
In February 2018, the FASB issued ASU 2018-02, Income Statement  —  Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”). The amendments in this ASU provide financial statement preparers with an option to reclassify stranded tax effects within Accumulated Other Comprehensive Income (“AOCI”) to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. This amendment is effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Organizations should apply the proposed amendments either in the period of

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2.   Summary of Significant Accounting Policies (Continued)

adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company’s adoption of ASU 2018-02 on January 1, 2019 did not have a material impact on the consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework  —  Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements in Topic 820. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. For all entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.
The Company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the consolidated financial statements as a result of future adoption.
3.   Proposed Public Offering
The Company is undertaking a public offering of its securities (the “Proposed Public Offering”). It is anticipated that an underwriting agreement will require, among other things, the Company to pay an underwriting discount and include other compensation and expense allowances.
There is presently no public market for the Company’s securities. The Company intends to seek a trading market for its securities on an exchange, OTC market or an alternative trading venue.
4.   Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following as of:
	June 30, 2019	December 31, 2018
	(unaudited)
Professional fees	$327,329	$30,550
Due to affiliate	—	18,923
Patent license fees	23,759	36,717
Management services fees and expenses	720	27,766
Other accounts payable and accrued expenses	27,175	—
Total accounts payable and accrued expenses	$378,983	$113,956
Amounts due to affiliate includes expenses incurred by HCFP LLC on behalf of the Company (see Note 8, Related Party Transactions).

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

5.   Commitments and Contingencies
Agreement Related to Intellectual Property Rights
In July 2017, VSI as “Licensee” entered into a Patent License Agreement (the “Patent License Agreement”) with The U.S. Department of Health and Human Services, as represented by the National Institute on Alcohol Abuse and Alcoholism (“NIAAA”) and the National Institute on Drug Abuse (“NIDA”) of the National Institutes of Health (“NIH”), (collectively “Licensor”). In the course of conducting biomedical and behavioral research, the Licensor developed inventions that may have commercial applicability. The Licensee acquired commercialization rights to certain inventions in order to develop processes, methods, or marketable products for public use and benefit.
Upon execution of the Patent License Agreement, VSI paid the Licensor an aggregate of   $121,040, which included an upfront non-refundable fee of  $50,000 and $71,040 for certain patent expenses incurred by the Licensor prior to the execution of the Patent License Agreement relating to patent applications. The Company determined that the Patent License Agreement did not meet the definition of a business pursuant to the guidance prescribed in FASB ASC Topic 805, Business Combinations, as the transaction principally resulted in the acquisition of intellectual property rights only. In this regard, the Company did not acquire any employees or tangible assets, or any processes, protocols, or operating systems. Additionally, at the time of the transaction, there were no activities being conducted related to the licensed patents. The Company recognized as expense the acquired intellectual property rights as of the transaction date on the basis the costs of an intangible asset purchased from others for use in a research and development activity and for which there are no alternative future uses are expensed as research and development at the time such costs are incurred.
Pursuant to the terms of the Patent License Agreement, VSI is required to make minimum annual royalty payments of  $25,000, with the first payment due on January 1, 2019. The Company paid the first annual payment of  $25,000 in January 2019, which is included in “Research and development” expenses in the accompanying condensed consolidated statements of operations and comprehensive loss. Subsequent minimum annual royalty payments are due and payable on January 1 of each calendar year and shall be credited against any earned royalties due for sales made in that year, throughout the term of the Patent License Agreement. The Patent License Agreement also provides for payments from VSI to the Licensor upon the achievement of certain product development and regulatory clearance milestones, as well as royalty payments on net sales upon the commercialization of products developed utilizing the licensed patents.
VSI is obligated to pay earned royalties based on a percentage of net sales, as defined in the Patent License Agreement, of licensed product throughout the term of the Patent License Agreement. Since April 18, 2017 (inception) through June 30, 2019, there have been no sales of licensed products. In addition, VSI is also obligated to pay the Licensor additional sublicensing royalties on the fair market value of any consideration received for granting each sublicense. Since April 18, 2017 (inception) through June 30, 2019, VSI has not entered into any sublicensing agreements and therefore no sublicensing consideration has been paid to Licensor.
Cooperative Research and Development Agreement
Effective January 11, 2018, VSI signed a two-year Cooperative Research and Development Agreement (the “CRADA Agreement”) with the NIH for preclinical testing relating to the Patent License Agreement described above. The term of the CRADA Agreement can be extended, beyond the initial two-year term, by agreement in writing by both parties. Pursuant to the terms of the CRADA Agreement each party will provide scientific staff and other support necessary to conduct the research and other activities described in the research plan. Funds provided by VSI pursuant to the terms of the CRADA Agreement will be used by the NIH to acquire technical, statistical, and administrative support for the research activities, as well as pay for supplies and travel expenses.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

5.   Commitments and Contingencies (Continued)

Effective October 31, 2018, VSI and NIH amended the CRADA Agreement to defer funding for year two subject to additional testing by NIH and approval of the results by VSI. Subsequently, on May 6, 2019, VSI and NIH entered into a second amended agreement to proceed with the second year of the agreement pursuant to an updated research plan. On May 7, 2019, the Company made the first of two equal payments of  $55,870 to NIH with the second payment due in six months.
The fees incurred in connection with the CRADA Agreement for the six months ended June 30, 2019 and 2018 amounted to $24,831 and $65,000, respectively, and are included in “Research and development” expenses in the accompanying condensed consolidated statements of operations and comprehensive loss.
Memorandums of Understanding
Effective July 28, 2018, SBI entered into two Memorandums of Understanding (“MOUs”) with Yissum Research Development Company (“Yissum”) of the Hebrew University of Jerusalem Ltd. (“Hebrew University”). Pursuant to the terms of the MOUs, SBI shall provide funding for research and development studies to be performed by researchers at Hebrew University in the areas of cannabinoid therapeutics and cannabinoid synthesis over a two-year period. Funds provided by SBI pursuant to the terms of MOUs will be used by the researchers at Hebrew University to acquire technical, statistical, and administrative support for the research activities, as well as pay for supplies. SBI has the exclusive right to license the study results by providing written notice to Yissum during the respective study periods or within 60 days of the studies’ completion. Upon providing such notice, SBI and Yissum shall negotiate a license agreement for the commercial development and exploitation of the study results. SBI shall be entitled to reimbursement of the amounts funded for the research and development studies and patent prosecution costs, if any, in the event Yissum enters into a license agreement with a third party, subject to certain conditions.
The fees incurred in connection with these MOU’s for the six months ended June 30, 2019 and 2018 amounted to $75,496 and $0, respectively, and are included in “Research and development” expenses in the accompanying condensed consolidated statements of operations and comprehensive loss. The Company also recorded a prepaid expense of  $136,592 and $103,044 in connection with these MOU’s which are included in “Prepaid expenses” in the accompanying condensed consolidated balance sheets as of June 30, 2019 and December 31, 2018, respectively.
Effective March 5, 2019, the Company entered in a license agreement with Yissum with respect to the results of the research relating to the combination of cannabidiol (“CBD”) with approved anesthetics as a potential treatment for the management of pain. Under the license agreement, the Company is obligated to pay earned royalties based on a percentage of net sales, as defined in the license agreement, including net sales generated from sub-licensees. In addition, the Company will be obligated to make payments upon the achievement of certain clinical development and product approval milestones. Since April 18, 2017 (inception) through June 30, 2019, there have been no sales of licensed products by the Company nor has the Company entered into any sub-licensing agreements. Further none of the milestones in the agreement has been reached and therefore as of June 30, 2019, there is no obligation to make any milestone payments.
Legal Proceedings
The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. Notwithstanding, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and in such event, could result in a material adverse impact on the Company’s business, financial position, results of operations, and cash flows.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

6.   Stockholders’ Equity
Preferred Stock
The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of   $0.001 per share with such designation, rights and preferences as may be determined from time-to-time by the Company’s board of directors. All 20,000,000 shares remained unissued as of June 30, 2019.
Authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock.
Common Stock
The Company is authorized to issue 50,000,000 shares of common stock with a par value of   $0.001 per share.
The number of authorized shares of common stock may be increased or decreased (but not below the number of shares of common stock then outstanding) by an affirmative vote of the holders of a majority of the common stock.
On June 1, 2017, the Company issued 10,000,000 shares of its common stock at a price of   $0.001 per share to HCFP II LLC (“HCFP II”), an affiliated entity, as founders’ stock, for an aggregate purchase price of  $10,000. On June 2, 2017, HCFP II transferred such shares to other affiliated entities.
On December 12, 2017, the Company authorized the issuance of up to 500,000 shares of its common stock at a price of   $1.00 per share. A total of 361,518 and 138,482 shares were issued in December 2017 and January 2018, respectively, resulting in net proceeds of  $483,162 after issuance costs.
The powers, preferences and rights of the holders of the common stock are junior to the preferred stock and are subject to all the powers, rights, privileges, preferences and priorities of the preferred stock. The holder of each share of common stock shall have the right to one vote per share. Each holder of common stock shall be entitled to receive dividends and distributions (whether payable in cash or otherwise) as declared by the board of directors of the Company. In the event of any liquidation, dissolution or winding-up of the Company (whether voluntary or involuntary), the assets available for distribution will be in equal amounts per share to the holders of common stock.
Equity Units
On July 20, 2018, the Company authorized the issuance of up to 266,667 units at a price of   $1.50 per unit (the “Units”). During the first quarter of 2019, the Company increased the number of authorized Units available for issuance to 1,000,000, on the same terms and at the same price as the initial authorization. Each Unit is comprised of one share of the Company’s common stock and two warrants (“Unit Warrants”). Each Unit Warrant is exercisable for one share of the Company’s common stock at a price of  $1.00 per share, expires on July 31, 2023, and carries a mandatory exchange feature as described in the relevant warrant subscription agreement. The exercise price is not subject to adjustment, except in the event of stock dividends and stock splits. Further, in the event of a Fundamental Transaction, as defined in the agreement, the holders can participate pari passu with common stockholders in the consideration paid by an acquirer for the Company’s shares. A total of 266,667 Units were issued in 2018 resulting in net proceeds of  $390,930 after issuance costs. The Company received $24,008 in 2018 relating to 16,005 Units which were subsequently issued in January 2019 following the increase in number of authorized Units. The Company recorded the $24,008 as an advance deposit on equity units as of December 31, 2018 which was reclassified to equity upon issuance of the Units in January 2019.
During the six months ended June 30, 2019, the Company sold an additional 717,328 Units (excluding the 16,005 Units that were issued in January 2019 related to the advance deposits for such units received in 2018) resulting in net proceeds of  $1,071,230 after issuance costs.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

6.   Stockholders’ Equity (Continued)

On May 6, 2019, the Company provided a Notice of Trigger Date to the holders of its Unit Warrants informing such holders that the deadline to exercise their Unit Warrants at an exercise price of  $1.00 per share was May 16, 2019 (the “Trigger Date”). Any Unit Warrants not exercised by the Trigger Date will automatically, by operation of law, become identical to and of the same class as the warrants to be issued in the Proposed Public Offering. A total of 858,855 Unit Warrants were exercised in connection with such notice generating $858,855 in proceeds for the Company.
The holders of the Unit Warrants have the same rights to receive dividends or other distribution of assets as the holders of common stock. As such these Unit Warrants are considered participating securities under the two-class method of calculating the net loss per share. The Company has incurred net losses to date, and as the holders of these Unit Warrants are not contractually obligated to share in the losses, there is no impact on the Company’s net loss per share calculation for the periods presented.
On June 11, 2019, the Company authorized the issuance of up to 200,000 units at a price of    $3.00 per unit in a private placement transaction (the “$3.00 Units”). Each $3.00 Unit is comprised of one share of the Company’s common stock and two Series A warrants (“Series A Warrants”). Each Series A Warrant is exercisable for one Series B Unit. Each Series B Unit is comprised of one share of the Company’s common stock and one Series B warrant. (“Series B Warrant”) which is exercisable for one share of common stock. Each Series A Warrant and Series B Warrant will be identical to the Series A Warrants and Series B Warrants to be offered in the Company’s Proposed Public Offering, the definitive terms of which will not be established until the effectiveness of the registration statement for the Proposed Public Offering. Through August 15, 2019, the Company issued 150,169 of the $3.00 Units resulting in net proceeds of   $330,448 after issuance costs.
Yissum Warrants
On October 3, 2018, the Company issued a warrant to Yissum, entitling Yissum to purchase up to 450,000 shares (“Warrant Shares”) of the Company’s common stock at an exercise price of   $1.50 per share of common stock and expires on October 3, 2025. This warrant was issued as consideration to Yissum in connection with the execution of the MOUs (see Note 5). Upon issuance of this warrant, 50,000 Warrant Shares were immediately exercisable with additional Warrant Shares vesting upon the execution of license agreements within a specified number of days upon notice by the Company of their intent to enter into such license agreements. The Company determined that as of December 31, 2018, it was probable that the Company would enter into at least one license agreement. Accordingly, for the year ended December 31, 2018, the Company recognized compensation expense for the 50,000 Warrant Shares that were exercisable upon issuance of the warrant and 50,000 Warrant Shares relating to the probable execution of a license agreement.
Effective March 5, 2019, the Company entered into a license agreement with Yissum with respect to the results and intellectual property generated from research being conducted at Hebrew University under one of the MOUs (see Note 5). As a result of the license agreement being executed within a specified period, the Company recognized compensation expense of   $29,717 in connection with the vesting of an additional 50,000 Warrant Shares previously issued to Yissum for the three months ended March 31, 2019, which is included in “Research and development” expenses in the accompanying condensed consolidated statements of operations and comprehensive loss.
The Company determined that as of June 30, 2019 it was probable that the Company would enter into a second license agreement with Yissum, and accordingly recognized an additional $29,717 for the six months ended June 30, 2019 as compensation expense which is included in “Research and development” expenses in the accompanying condensed consolidated statements of operations and comprehensive loss.
The estimated fair value of the Yissum Warrants was $0.59, calculated using Black-Scholes option pricing model using the following assumptions; fair value of underlying common stock of   $1.00,

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

6.   Stockholders’ Equity (Continued)

contractual life of 7 years; risk free interest rate of 3.06%; volatility of 68%, and dividend yield of 0%. There has been no history of dividend payments and there are no expectations of dividend payments during the next several years.
The table below summarizes the warrant activity for June 30, 2019:
	2019 (unaudited)
	Warrants	Weighted- Average Exercise Price
Outstanding at December 31, 2018	450,000	$1.50
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding at June 30, 2019	450,000	$1.50
Warrants exercisable at June 30, 2019	200,000	$1.50
As of June 30, 2019, the remaining contractual term of the Warrant Shares was 6.26 years.
7.   Stock Options
Effective September 24, 2018, the Company approved the Scopus BioPharma Inc. 2018 Equity Incentive Plan (the “Plan”), and reserved 1,000,000 shares of the Company’s common stock for issuance under the Plan, which, effective as of August 1, 2019, was increased to 2,400,000 shares. The stock options shall be granted at an exercise price per share equal to at least the fair market value of the shares of common stock on the date of grant.
On October 1, 2018, the Company granted 175,000 stock options to certain of its senior advisors and scientific advisory board members under the Plan. The grant of options was made in consideration of services performed and to be performed by the advisors to the Company. The stock options have an exercise price of  $1.50 per share, expire on September 30, 2028, and vest ratably on a quarterly basis over three years.
The estimated fair value of the Stock options issued to the advisors was calculated using the Black-Scholes option pricing model using the following assumptions; fair value of underlying common stock of   $1.00, contractual life of 10 years; risk free interest rate of 3.23%; volatility of 68%, and dividend yield of 0%. There has been no history of dividend payments and there are no expectations of dividend payments during the next several years. The fair value of each option was $0.70 resulting in stock-based compensation of  $20,420 being recognized for the six months ended June 30, 2019 and is included in “General and administrative” expenses in the accompanying condensed consolidated statements of operations and comprehensive loss.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

7.   Stock Options (Continued)

Stock option activity is summarized as follows for June 30, 2019:
	2019 (Unaudited)
	Number of Stock Options	Weighted- Average Exercise Price
Outstanding at December 31, 2018	175,000	$1.50
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding June 30, 2019	175,000	1.50
Vested and exercisable at June 30, 2019	43,758	$1.50
Unvested at June 30, 2019	131,242	$1.50
As of June 30, 2019, total unrecognized stock-based compensation expense of   $91,869 is expected to be recognized over the remaining vesting term of 2.25 years.
8.   Related Party Transactions
On September 1, 2017, the Company entered into a management services agreement, as amended, with HCFP/Strategy Advisors LLC (“HCFP/Strategy Advisors”), an affiliated entity, to provide management services to the Company including, without limitation, financial and accounting resources, general business development, corporate development, corporate governance, marketing strategy, strategic development and planning, coordination with service providers and other services as agreed upon between the parties. The Company shall pay HCFP/Strategy Advisors a monthly management services fee plus related expense reimbursements. This management services agreement was in effect for a period of one year and is automatically renewable for successive one-year terms unless terminated prior to the end of such term as set forth in the management services agreement.
Effective January 9, 2018, HCFP/Strategy Advisors assigned its management services agreement with the Company to HCFP/Portfolio Services LLC (“HCFP/Portfolio Services”), an affiliated entity.
Effective July 1, 2018, the Company amended the management services agreement with HCFP/ Portfolio Services to include an additional monthly fee of   $1,500 for the provision of office space and facilities to the Company, which was subsequently increased to $3,000 effective May 1, 2019. Effective January 1, 2019 the monthly management services fee was increased from $10,000 to $25,000 per month and, effective July 1, 2019, this fee was increased to $40,000 per month.
For the six months ended June 30, 2019 and 2018, the Company incurred expenses of  $162,000 and $60,000, respectively, related to this management services agreement which are included in “General and administrative” expenses in the accompanying condensed consolidated statements of operations and comprehensive loss. At June 30, 2019 and December 31, 2018, the amount due to HCFP/Portfolio Services was $0 and $10,000 respectively, and is included in “Accounts payable and accrued expenses” on the accompanying condensed consolidated balance sheets.
On September 1, 2017, the Company entered into a management services agreement, as amended, with Clil Medical Ltd. (“Clil”) for Morris C. Laster, M.D., the sole principal of Clil, to serve as the Company’s Chief Executive Officer. The Company shall pay Clil a monthly management services fee, plus related expense reimbursements. This agreement was in effect for a period of one year and is automatically

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

8.   Related Party Transactions (Continued)

renewable for successive one-year terms unless terminated prior to the end of such term as set forth in the management services agreement. Effective January 1, 2019 the monthly management services fee was increased from $10,000 to $25,000 per month. For the six-months ended June 30, 2019 and 2018, the Company incurred expenses of  $151,442 and $60,000, respectively, related to this management services agreement which are included in “General and administrative” expenses in the accompanying condensed consolidated statements of operations and comprehensive loss. At June 30, 2019 and December 31, 2018, the total amounts due to Clil were $720 and $17,766, respectively, and are included in “Accounts payable and accrued expenses” on the accompanying condensed consolidated balance sheets.
From time to time, HCFP LLC, an affiliated entity, pays certain expenses on behalf of the Company, which are subsequently reimbursed by the Company. As of June 30, 2019, the Company had a net receivable from this affiliate in the amount of  $3,086, which is included in “Due from affiliate” in the accompanying condensed consolidated balance sheets. As of December 31, 2018, the Company had a net payable of  $18,923, which is included in “Accounts payable and accrued expenses” in the accompanying condensed consolidated balance sheets.
During the six months ended June 30, 2019, the Company paid HCFP/Strategy Advisors an aggregate of   $100,000 for strategic consulting services related to an analysis of the cannabinoid therapeutic industry, including an analysis of the legal and regulatory landscape for cannabis and cannabis-related products including, but not limited to, cannabinoid therapeutics, which is included in “General and administrative” expenses in the accompanying condensed consolidated statements of operations and comprehensive loss.
On March 28, 2019, the Company entered into an agreement with HCFP/Capital Markets LLC (“Capital Markets”), an affiliated entity, to serve as the exclusive placement agent in a private offering of the Company’s securities (the $3.00 Units — see Note 6). The Company shall pay certain documentation and placement fees and a nonaccountable expense allowance for such services in accordance with the terms of the related agreement. As of June 30, 2019, the Company paid Capital Markets $50,000, which is included in “Deferred offering costs” in the accompanying condensed consolidated balance sheets.
9.   Income Taxes
A provision for federal and state income taxes was not required for the six-months ended June 30, 2019 and 2018 due to the Company’s operating losses and corresponding full valuation allowance. As of June 30,2019, the Company has available approximately $11,000 of U.S. net operating loss carryovers which expire by 2037, and $1,427,838 and $134,761 of U.S. and foreign net operating loss carryovers, respectively, with indefinite lives. Management does not expect that it is more likely than not that the Company will generate sufficient taxable income in future year to utilize the deferred taxes assets and, accordingly, has recorded a full valuation allowance against the deferred tax assets. Some of this amount may be subject to annual limitations under certain provisions of the Internal Revenue Code related to “changes in ownership.”
10.    Subsequent Events
The Company has evaluated subsequent events through August 15, 2019, which is the date the condensed consolidated financial statements were available to be issued, and except as described elsewhere in these notes to the condensed consolidated financial statements, has concluded there were no material subsequent events that required recognition or disclosure in the condensed consolidated financial statements.
As of August 1, 2019, we hired Ashish Sanghrajka as our President and Chief Financial Officer. The key terms of Mr. Sanghrajka’s employment have been finalized and include the following: a base salary of $300,000 per year; a $60,000 signing bonus and eligibility for additional bonuses; and the issuance of

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

10.    Subsequent Events (Continued)

10-year options to purchase 300,000 shares of our common stock at an exercise price of   $3.00 per share vesting ratably over three years on a quarterly basis. The foregoing terms will be set forth in an employment agreement currently being prepared and to be completed prior to the effective date of this prospectus, which will contain such additional terms and conditions customary for agreements of this type, including, without limitation, responsibilities, expense reimbursement, eligibility to participate in the Company’s benefit plans, termination of employment, severance, confidentiality, non-competition and terms in the event of control.
Effective August 8, 2019, the Company entered into a second license agreement with Yissum with respect to the research results relating to the synthesis of novel cannabinoid dual-action compounds and novel chemical derivatives of CBG and THCV. Under this license agreement, the Company is required to pay earned royalties based upon a percentage of net sales at one percentage for regulated products and a lesser percentage for non-regulated products. The Company is obligated to pay development milestone payments tied to regulated products totaling $1,225,000 in the aggregate and $100,000 for non-regulated products in the aggregate. No milestone payment has become due.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Scopus BioPharma Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Scopus BioPharma Inc. and Subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of their consolidated operations and their cash flows for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations, recurring cash used in operating activities, accumulated deficit and absence of revenue generation raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ CITRIN COOPERMAN & COMPANY, LLP
We have served as the Company’s auditor since 2017
New York, New York
April 3, 2019

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31,
	2018	2017
ASSETS
Current assets:
Cash	$1,660	$158,218
Subscription receivable	—	54,652
Value added tax receivable	27,859	—
Prepaid expenses	103,119	—
Total assets	$132,638	$212,870
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$113,956	$111,282
Advance deposit on equity units	24,008	—
Total liabilities	137,964	111,282
COMMITMENTS AND CONTINGENCIES (NOTE 4 and 7)
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 20,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 10,766,667 and 10,361,518 shares issued and outstanding, respectively	10,767	10,362
Additional paid-in capital	942,969	354,760
Accumulated deficit	(949,498)	(263,534)
Accumulated other comprehensive loss	(9,564)	—
Total stockholders’ equity (deficit)	(5,326)	101,588
Total liabilities and stockholders’ equity (deficit)	$132,638	$212,870
See accompanying notes to consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
	Year ended December 31, 2018	Period from April 18, 2017 (inception) to December 31, 2017
Revenues	$—	$—
Operating expenses:
General and administrative	408,425	131,695
Research and development	277,539	131,839
Total operating expenses	685,964	263,534
Net loss	(685,964)	(263,534)
Comprehensive loss:
Foreign currency translation adjustment	(9,564)	—
Total comprehensive loss	$(695,528)	$(263,534)
Net loss per common share:
Basic and diluted	$(0.06)	$(0.03)
Weighted-average common shares outstanding:
Basic and diluted	10,570,933	8,299,315
See accompanying notes to consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance, April 18, 2017 (inception)	—	$—	$—	$—	$—	$—
Issuance of common stock – founders stock	10,000,000	10,000	—	—	—	10,000
Issuance of common stock – net of issuance costs of $6,396	361,518	362	354,760	—	—	355,122
Net loss	—	—	—	(263,534)	—	(263,534)
Balance, December 31, 2017	10,361,518	10,362	354,760	(263,534)	—	101,588
Issuance of common stock – net of issuance costs of $10,442	138,482	138	127,902	—	—	128,040
Issuance of Units – net of issuance costs of $9,070	266,667	267	390,663	—	—	390,930
Stock-based compensation expense	—	—	69,644	—	—	69,644
Foreign currency translation adjustment	—	—	—	—	(9,564)	(9,564)
Net loss	—	—	—	(685,964)	—	(685,964)
Balance, December 31, 2018	10,766,667	$10,767	$942,969	$(949,498)	$(9,564)	$(5,326)
See accompanying notes to consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year ended December 31, 2018	Period from April 18, 2017 (inception) to December 31, 2017
Cash flows from operating activities:
Net loss	$(685,964)	$(263,534)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	69,644	—
Changes in operating assets and liabilities:
Value added tax receivable	(28,489)	—
Prepaid expenses	(105,450)	—
Accounts payable and accrued expenses	2,942	111,282
Net cash used in operating activities	(747,317)	(152,252)
Cash flows from financing activities:
Gross proceeds from issuance of common stock	138,482	316,866
Issuance costs related to the issuance of common stock	(10,442)	(6,396)
Gross proceeds from issuance of Units	400,000	—
Issuance costs related to the issuance of Units	(9,070)	—
Subscription receivable	54,652	—
Deposit on equity units	24,008	—
Net cash provided by financing activities	597,630	310,470
Effect of changes in foreign currency exchange rates on cash and cash equivalents	(6,871)	—
Net change in cash	(156,558)	158,218
Cash – beginning of period	158,218	—
Cash – end of period	$1,660	$158,218
Supplemental disclosures of cash flow information:
Non-cash financing activity:
Common stock – subscription receivable (Note 5)	$—	$54,652
See accompanying notes to consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   Organization and Description of the Business
Nature of Operations
Scopus BioPharma Inc. (“Scopus”) was incorporated in the State of Delaware on April 18, 2017 under the name Project18 Inc. (“Project18”). On December 11, 2017, Project18 changed its name to Scopus BioPharma Inc. On June 1, 2017, Scopus acquired all the outstanding common stock of Vital Spark, Inc. (“VSI”) for a total purchase price of  $15. VSI had not engaged in any business transactions prior to the acquisition date. On July 8, 2018, Scopus formed a wholly-owned subsidiary, Scopus BioPharma Israel Ltd. (“SBI”), and has funded operations to date through an intercompany loan.
Scopus and its subsidiary, VSI, are headquartered in New York, and SBI is headquartered in Jerusalem, Israel. Scopus, VSI and SBI are collectively referred to as the “Company”. The Company is a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system.
Going Concern
The provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements — Going Concern (ASC 205-40) requires management to assess an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. In each reporting period (including interim periods), an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.
The Company is an early-stage company and has not generated revenues to date. As such, the Company is subject to all of the risks associated with early-stage companies. Since inception, the Company has incurred losses and negative cash flows from operating activities which have been funded from the issuance of common stock and equity units (see Note 5). The Company does not expect to generate positive cash flows from operating activities in the near future, if at all, until such time it completes the development of its therapeutics, including obtaining regulatory approvals and anticipates incurring operating losses for the foreseeable future.
The Company incurred net losses of  $685,964 and $263,534 for the year ended December 31, 2018 and for the period from April 18, 2017 (inception), through December 31, 2017, respectively, and has an accumulated deficit of  $949,498 at December 31, 2018. The Company’s net cash used in operating activities was $747,317 and $152,252 for the year ended December 31, 2018 and for the period from April 18, 2017 (inception), through December 31, 2017, respectively.
The Company’s ability to fund its operations is dependent upon management’s plans, which include raising capital through issuances of equity securities, securing research and development grants, generating sufficient revenues and controlling the Company’s expenses.
A failure to raise sufficient capital, generate sufficient revenues, or control expenses, among other factors, will adversely impact the Company’s ability to meet its financial obligations as they become due and payable and to achieve its intended business objectives. Accordingly, management has concluded this raises substantial doubt of the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.
The Company’s consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions and balances have been eliminated in consolidation.
Foreign Currency
The functional currency of Scopus and VSI is the US Dollar, and the functional currency of SBI is the Israeli New Shekel. All assets and liabilities of SBI are translated at the current exchange rate as of the end of the period, and revenue and expenses are translated at average exchange rates in effect during the period with the resulting gain or loss reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive loss. Foreign currency transaction gains and losses resulting from, or expected to result from, transactions denominated in a currency other than the functional currency are recognized in the consolidated statements of operations and comprehensive loss.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include those related to the fair value of common stock, warrants, stock-based compensation, research and development expenses, the provision or benefit for income taxes and the corresponding valuation allowance on deferred tax assets. In addition, management’s assessment of the Company’s ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates, judgments, and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.
Cash
The Company considers all money market accounts and other highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents. The Company maintains its cash at major financial institutions with high credit quality. At times, the balance of its cash deposits may exceed federally insured limits, and there is no insurance on cash deposits within Israel. The Company has not experienced and does not anticipate any losses on deposits with commercial banks and financial institutions which exceed federally insured limits.
Revenues
The Company has elected to early adopt ASC 606, Revenue from Contracts with Customers (“ASC 606”), and its various amendments as of January 1, 2018. The core principle of ASC 606 is to recognize revenue when promised goods or services are transferred to customers in an amount equal to the consideration to which the entity expects to be entitled for those goods and services. ASC 606 defines a five-step process to achieve this core principle, and in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The guidance is effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, and for all other entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, although early adoption is permitted. As the Company has not generated any revenues through December 31, 2018, the adoption did not have any impact on the Company’s financial position, results of operations and cash flows for the year ended December 31, 2018.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   Summary of Significant Accounting Policies (Continued)

Research & Development Expenses
Research and development expenses are expensed as incurred and consist principally of internal and external costs which includes the cost of patent licenses, contract research services, laboratory supplies, as well as development and manufacture of preclinical compounds and consumables.
Offering Costs
The Company capitalizes certain legal, accounting, and other third-party fees directly associated with in-process equity financing as deferred offering costs. The deferred offering costs are recognized as an offset against the proceeds upon consummation of the offering.
Fair Value Measurements
Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP. Fair value is defined as the price which would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarchy which prioritizes the inputs used in the valuation methodologies, are as follows:
Level 1
Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2
Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets which are not active, or other inputs observable or can be corroborated by observable market data.

Level 3
Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

At December 31, 2018 and 2017, the carrying amounts of the Company’s financial instruments, including cash, subscription receivable, value added tax receivable, prepaid expenses, accounts payable and accrued expenses and advance deposit on equity units, approximate their respective fair value due to the short-term nature of these instruments.
Income Taxes
Income taxes are accounted for under the asset and liability method, as required by FASB ASC Topic 740, Income Taxes. The Company provides for federal, and state income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date. The Company and VSI, file a consolidated U.S. federal and combined New York State and New York City income tax return.
The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no uncertain tax positions as of December 31, 2018 and 2017, for the year ended December 31, 2018 or for the period from April 18, 2017 (inception) to December 31, 2017.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   Summary of Significant Accounting Policies (Continued)

The Company has elected to adopt the presentation of deferred assets and deferred liabilities as non-current pursuant to ASU 2015-17 — Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.
Stock-Based Compensation
The Company has elected to early adopt ASU 2018-07 — Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, as of January 1, 2018 to account for non-employee stock-based compensation in accordance with FASB ASC Topic 718, Stock Compensation (which previously included only share-based payments to employees and non-employee directors). Under the guidance, the fair value of share-based payments granted to non-employees are no longer required to be re-measured each reporting period over the vesting term. The Company measures and records compensation expense related to share-based payment awards based on the grant date fair value using the Black-Scholes option-pricing model. Forfeitures are recognized when they occur.
The Company calculates the fair value of options granted using the Black-Scholes option-pricing model using the following assumptions:
Expected Volatility — The Company estimates volatility for stock option grants by evaluating the average volatility used by a peer group of companies with terms that are approximately equal to the expected term of the options.
Expected Term — The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company has limited historical data upon which it can estimate the expected lives of the share-based payment awards and accordingly has used the contractual term.
Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the expected term of the options at the grant date.
Dividend Yield — The Company has not declared or paid dividends to date and does not anticipate declaring dividends in the foreseeable future. As such, the dividend yield has been estimated to be zero.
Net Loss Per Share
Basic net loss per common share attributable to common shareholders is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Since the Company was in a loss position for all periods presented, basic net loss per share is the same as dilutive net loss per share as the inclusion of all potential dilutive common shares which consist of stock options and warrants, would be anti-dilutive.
JOBS Act Accounting Election
The Company is an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) and its related amendments. The FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   Summary of Significant Accounting Policies (Continued)

leasing arrangements. The guidance of ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and for all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within that reporting period. Earlier adoption is permitted for all entities as of the beginning of an interim period for which financial statements have not been issued or have not been made available for issuance. The Company is currently evaluating the impact the adoption of the new standard will have on its consolidated financial statements and disclosures.
In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This update provides guidance on how to record eight specific cash flow issues. This guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted and a retrospective transition method to each period should be presented. The Company does not expect the adoption to have a material impact on the consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), requiring that the statement of cash flows explain the change in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The provisions of this guidance are to be applied using a retrospective approach which requires application of the guidance for all periods presented. The Company does not expect the adoption to have a material impact on the consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASC 2017-01”), which amends the guidance of FASB ASC Topic 805, Business Combinations (ASC 805) adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The objective of ASU 2017-01 is to narrow the definition of what qualifies as a business under Topic 805 and to provide guidance for streamlining the analysis required to assess whether a transaction involves the acquisition (disposal) of a business. ASU 2017-01 provides a screen to assess when a set of assets and processes do not qualify as a business under Topic 805, reducing the number of transactions that need to be considered as possible business acquisitions. ASU 2017-01 also narrows the definition of output under Topic 805 to make it consistent with the description of outputs under Topic 606. Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim periods within those periods. All other entities should apply the amendments to annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company’s adoption of ASU 2017-01 on January 1, 2019 did not have a material impact on the consolidated financial statements.
In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   Summary of Significant Accounting Policies (Continued)

Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. The amendments in Part I of this ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is evaluating the effect that ASU 2017-11 will have on its consolidated financial statements and related disclosures.
In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”). The amendments in this ASU provide financial statement preparers with an option to reclassify stranded tax effects within Accumulated Other Comprehensive Income (“AOCI”) to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. This amendment is effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Organizations should apply the proposed amendments either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not expect the adoption to have a material impact on the consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements in Topic 820. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. For all entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.
The Company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the consolidated financial statements as a result of future adoption.
3.   Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following as of:
	December 31, 2018	December 31, 2017
Professional fees	$30,550	$50,483
Due to affiliate	18,923	—
Patent license fees	36,717	10,799
Management services fees	27,766	50,000
Total accounts payable and accrued expenses	$113,956	$111,282

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   Accounts Payable and Accrued Expenses (Continued)

Amounts due to affiliate includes expenses incurred by HCFP LLC on behalf of the Company (see Note 7, Related Party Transactions).
4.   Commitments and Contingencies
Agreement Related to Intellectual Property Rights
In July 2017, VSI as “Licensee” entered into a Patent License Agreement (the “Patent License Agreement”) with The U.S. Department of Health and Human Services, as represented by the National Institute on Alcohol Abuse and Alcoholism (“NIAAA”) and the National Institute on Drug Abuse (“NIDA”) of the National Institutes of Health (“NIH”), (collectively “Licensor”). In the course of conducting biomedical and behavioral research, the Licensor developed inventions that may have commercial applicability. The Licensee acquired commercialization rights to certain inventions in order to develop processes, methods, or marketable products for public use and benefit.
Upon execution of the Patent License Agreement, VSI paid the Licensor an aggregate of   $121,040, which included an upfront non-refundable fee of  $50,000 and $71,040 for certain patent expenses incurred by the Licensor prior to the execution of the Patent License Agreement relating to patent applications. The Company determined that the Patent License Agreement did not meet the definition of a business pursuant to the guidance prescribed in FASB ASC Topic 805, Business Combinations, as the transaction principally resulted in the acquisition of intellectual property rights only. In this regard, the Company did not acquire any employees or tangible assets, or any processes, protocols, or operating systems. Additionally, at the time of the transaction, there were no activities being conducted related to the licensed patents. The Company recognized as expense the acquired intellectual property rights as of the transaction date on the basis the costs of an intangible asset purchased from others for use in a research and development activity and for which there are no alternative future uses are expensed as research and development at the time such costs are incurred. In addition, patent fee reimbursement under the Patent license agreement was $25,918 and $10,799 for the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017 and is recognized as research and development expense in the accompanying consolidated statements of operations comprehensive loss.
Pursuant to the terms of the Patent License Agreement, VSI is required to make minimum annual royalty payments, with the first payment of  $25,000 due on January 1, 2019. Subsequent minimum annual royalty payments are due and payable on January 1 of each calendar year and shall be credited against any earned royalties due for sales made in that year, throughout the term of the Patent License Agreement. The Patent License Agreement also provides for payments from VSI to the Licensor upon the achievement of certain product development and regulatory clearance milestones, as well as royalty payments on net sales upon the commercialization of products developed utilizing the licensed patents.
VSI is obligated to pay earned royalties based on a percentage of net sales, as defined in the Patent License Agreement, of licensed product throughout the term of the Patent License Agreement. Since April 18, 2017 (inception) through December 31, 2018, there have been no sales of licensed products. In addition, VSI is also obligated to pay the licensor additional sublicensing royalties on the fair market value of any consideration received for granting each sublicense. Since April 18, 2017 (inception) through December 31, 2018, VSI has not entered into any sublicensing agreements and therefore no sublicensing consideration has been paid to licensor.
Cooperative Research and Development Agreement
Effective January 11, 2018, VSI signed a two-year Cooperative Research and Development Agreement (the “CRADA Agreement”) with the NIH for preclinical testing relating to the Patent License Agreement described above. The term of the CRADA Agreement can be extended, beyond the initial two-year term, by agreement in writing by both parties. Pursuant to the terms of the CRADA Agreement each party will

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   Commitments and Contingencies (Continued)

provide scientific staff and other support necessary to conduct the research and other activities described in the research plan. Funds provided by VSI pursuant to the terms of the CRADA Agreement will be used by the NIH to acquire technical, statistical, and administrative support for the research activities, as well as pay for supplies and travel expenses.
The fees incurred in connection with the CRADA Agreement for the year ended December 31, 2018 amounted to $130,000, and are included in research and development expenses in the accompanying consolidated statements of operations and comprehensive loss.
Effective October 31, 2018, VSI and NIH amended the CRADA Agreement to defer funding for year two subject to additional testing by NIH. Pursuant to the amendment, VSI can elect to terminate the CRADA Agreement without any further obligations or proceed with the research for year two, subject to their review and approval of the results of the additional testing.
Memorandums of Understanding
Effective July 28, 2018, SBI entered into two Memorandums of Understanding (“MOUs”) with Yissum Research Development Company (“Yissum”) of the Hebrew University of Jerusalem Ltd. (“Hebrew University”). Pursuant to the terms of the MOUs, SBI shall provide funding for research and development studies to be performed by researchers at Hebrew University in the areas of cannabinoid therapeutics and cannabinoid synthesis over a two-year period. Funds provided by SBI pursuant to the terms of MOUs will be used by the researchers at Hebrew University to acquire technical, statistical, and administrative support for the research activities, as well as pay for supplies. SBI has the exclusive right to license the study results by providing written notice to Yissum during the respective study periods or within 60 days of the studies’ completion. Upon providing such notice, SBI and Yissum shall negotiate a license agreement for the commercial development and exploitation of the study results. We have entered into one such license agreement as disclosed under “Intellectual Property Licenses.” SBI shall be entitled to reimbursement of the amounts funded for the research and development studies and patent prosecution costs, if any, in the event Yissum enters into a license agreement with a third party, subject to certain conditions.
The fees incurred in connection with these MOU’s for the year ended December 31, 2018 amounted to $62,187 and are included in research and development expenses in the accompanying consolidated statements of operations and comprehensive loss. The Company also recorded a prepaid expense of $103,044 in connection with these MOU’s which is included in “prepaid expenses” in the accompanying consolidate balance sheet as of December 31, 2018.
Legal Proceedings
The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. Notwithstanding, legal proceedings are subject-to inherent uncertainties, and an unfavorable outcome could include monetary damages, and in such event, could result in a material adverse impact on the Company’s business, financial position, results of operations, and cash flows.
5.   Stockholders’ Equity
Preferred Stock
The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of   $0.001 per share with such designation, rights and preferences as may be determined from time-to-time by the Company’s board of directors. All 20,000,000 shares remained unissued as of December 31, 2018 and 2017.
Authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   Stockholders’ Equity (Continued)

Common Stock
The Company is authorized to issue 50,000,000 shares of common stock with a par value of   $0.001 per share.
The number of authorized shares of common stock may be increased or decreased (but not below the number of shares of common stock then outstanding) by an affirmative vote of the holders of a majority of the common stock.
On June 1, 2017, the Company issued 10,000,000 shares of its common stock at a price of   $0.001 per share to HCFP II LLC (“HCFP II”), an affiliated entity, as founders’ stock, for an aggregate purchase price of  $10,000. On June 2, 2017, HCFP II transferred such shares to other affiliated entities.
On December 12, 2017, the Company authorized the issuance of up to 500,000 shares of its common stock at a price of   $1.00 per share. A total of 361,518 shares were issued in December 2017 resulting in net proceeds of   $355,122 after issuance costs. As of December 31, 2017, the Company recorded a subscription receivable for $54,652 relating to purchase of shares of common stock for which the purchase price funding was received subsequent to December 31, 2017. In 2018, the Company sold the remaining 138,482 authorized shares of common stock, resulting in net proceeds of   $128,040 after issuance costs.
The powers, preferences and rights of the holders of the common stock are junior to the preferred stock and is subject to all the powers, rights, privileges, preferences and priorities of the preferred stock. The holder of each share of common stock shall have the right to one vote per share. Each holder of common stock shall be entitled to receive dividends and distributions (whether payable in cash or otherwise) as declared by the board of directors of the Company. In the event of any liquidation, dissolution or winding-up of the Company (whether voluntary or involuntary), the assets available for distribution will be in equal amounts per share to the holders of common stock.
Equity Units
On July 20, 2018, the Company authorized the issuance of up to 266,667 units at a price of   $1.50 per unit (the “Units”). In January and February 2019, the Company increased the number of authorized Units available for issuance to 833,333 and 1,000,000, respectively, on the same terms and at the same price as the initial authorization. Each Unit is comprised of one share of the Company’s common stock and two warrants (“Unit Warrants”). Each Unit Warrant is exercisable for one share of the Company’s common stock at a price of  $1.00 per share, expires on July 31, 2023, and carries a mandatory exchange feature as described in the relevant warrant subscription agreement. The exercise price is not subject to adjustment, except in the event of stock dividends and stock splits. Further, in the event of a Fundamental Transaction, as defined in the agreement, the holders can participate pari passu with common stockholders in the consideration paid by an acquirer for the Company’s shares. A total of 266,667 Units were issued in 2018 resulting in net proceeds of  $390,930 after issuance costs. The Company received $24,008 in 2018 relating to 16,005 Units which were subsequently issued in January 2019 following the increase in number of authorized Units (see Note 9, Subsequent Events). The Company recorded the $24,008 as an advance deposit on equity units as of December 31, 2018 which was reclassified to equity upon issuance of the Units. The holders of the Unit Warrants have the same rights to receive dividends or other distribution of assets as the holders of common stock. As such these Unit Warrants are considered participating securities under the two-class method of calculating the net loss per share. The Company has incurred net losses to date, and as the holders of these Unit Warrants are not contractually obligated to share in the losses, there is no impact on the Company’s net loss per share calculation for the periods presented.
Yissum Warrants
On October 3, 2018, the Company issued a warrant to Yissum, entitling Yissum to purchase up to 450,000 shares (“Warrant Shares”) of the Company’s common stock at an exercise price of   $1.50 per share of common stock and expires on October 3, 2025. This warrant was issued as consideration to Yissum in

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   Stockholders’ Equity (Continued)

connection with the execution of the MOUs (see Note 4). Upon issuance of this warrant, 50,000 Warrant Shares were immediately exercisable with additional Warrant Shares vesting upon the execution of license agreements within a specified number of days upon notice by the Company of their intent to enter into such license agreements. The Company has determined that as of December 31, 2018, it is probable that the Company will enter into at least one license agreement. Accordingly, for the year ended December 31, 2018, the Company is recognizing compensation expense for the 50,000 Warrant Shares that were exercisable upon issuance of the warrant and 50,000 Warrant Shares relating to the probable execution of a license agreement which was executed on March 5, 2019 (see Note 9, Subsequent Events).
The estimated fair value of the Yissum Warrants was calculated using Black-Scholes option pricing model using the following assumptions; fair value of underlying common stock of   $1.00, contractual life of 7 years; risk free interest rate of 3.06%; volatility of 68%, and dividend yield of 0%. There has been no history of dividend payments and there are no expectations of dividend payments during the next several years. The fair value of each warrant was $0.59 resulting in stock-based compensation of   $59,434 being recognized for the year ended December 31, 2018 and included in Research and Development expense in the accompanying consolidated statements of operations and comprehensive loss.
The table below summarizes the warrant activity during the year end December 31, 2018 and for the period April 18, 2017 (inception) to December 31, 2017:
	Warrants	Weighted- Average Exercise Price
Outstanding at December 31, 2017	—	$—
Granted	450,000	1.50
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2018	450,000	$1.50
Warrants exercisable at December 31, 2018	100,000	$1.50
As of December 31, 2018, the remaining contractual term of the Warrant Shares was 6.76 years.
6.   Stock Options
Effective September 24, 2018, the Company approved the Scopus BioPharma Inc. 2018 Equity Incentive Plan (the “Plan”), and reserved 1,000,000 shares of the Company’s common stock, for issuance under the Plan. The stock options shall be granted at an exercise price per share equal to at least the fair market value of the shares of common stock on the date of grant.
On October 1, 2018, the Company granted 175,000 stock options to certain of its Advisory Board Members under the Plan. The grant of options was made in consideration of services performed and to be performed by the Advisory Board Members to the Company. The stock options have an exercise price of $1.50 per share, expire on September 30, 2028, and vest ratably on a quarterly basis over three years.
The estimated fair value of the Stock options issued to the Advisory Board Members was calculated using the Black-Scholes option pricing model using the following assumptions; fair value of underlying common stock of   $1.00, contractual life of 10 years; risk free interest rate of 3.23%; volatility of 68%, and dividend yield of 0%. There has been no history of dividend payments and there are no expectations of dividend payments during the next several years. The fair value of each option was $0.70 resulting in stock-based compensation of  $10,210 being recognized for the year ended December 31, 2018 and included in General and Administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.   Stock Options (Continued)

The table below summarizes the stock option activity during the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017:
	Number of Stock Options	Weighted- Average Exercise Price
Outstanding at December 31, 2017	—	$—
Granted	175,000	1.50
Exercised	—	—
Forfeited	—	—
Outstanding December 31, 2018	175,000	1.50
Vested and exercisable at December 31, 2018	14,586	$1.50
Unvested at December 31, 2018	160,414	$1.50
As of December 31, 2018, total unrecognized stock-based compensation expense of   $112,290 is expected to be recognized over the remaining vesting term of 2.75 years.
7.   Related Party Transactions
On September 1, 2017, the Company entered into a management services agreement with HCFP/ Strategy Advisors LLC (“HCFP/Strategy Advisors”), an affiliated entity, to provide management services to the Company including, without limitation, financial and accounting resources, general business development, corporate development, corporate governance, marketing strategy, strategic development and planning, coordination with service providers and other services as agreed upon between the parties. The Company shall pay HCFP/Strategy Advisors a monthly management services fee of  $10,000, plus related expense reimbursements. This management services agreement was in effect for a period of one year and is automatically renewable for successive one-year terms unless terminated prior to the end of such term as set forth in the management services agreement.
Effective January 9, 2018, HCFP/Strategy Advisors assigned its management services agreement with the Company to HCFP/Portfolio Services LLC (“Portfolio Services”), an affiliated entity.
Effective July 1, 2018, the Company amended the management services agreement with Portfolio Services to include an additional monthly fee of   $1,500 for the provision of office space and facilities to the Company.
For the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017, the Company incurred expenses of  $129,000 and $40,000, respectively, related to this management services agreement which are included in “General and administrative expenses” in the accompanying consolidated statements of operations and comprehensive loss. At December 31, 2018 and 2017, the amount due to Portfolio Services, was $10,000 and $40,000, respectively and is included in accounts payable and accrued expenses on the accompanying consolidated balance sheets.
On September 1, 2017, the Company entered into a management services agreement with Clil Medical Ltd. (“Clil”) for Morris C. Laster, M.D., the sole principal of Clil, to serve as the Company’s Chief Executive Officer. The Company shall pay Clil a monthly management services fee of  $10,000, plus related expense reimbursements. This agreement was in effect for a period of one year and is automatically renewable for successive one-year terms unless terminated prior to the end of such term as set forth in the management services agreement. For the year ended December 31, 2018 and for the period from April 18, 2017 (inception) to December 31, 2017, the Company incurred expenses of  $127,143 and $40,000, respectively, related to this management services agreement which are included in “General and

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   Related Party Transactions (Continued)

administrative expenses” in the accompanying consolidated statements of operations and comprehensive loss. At December 31, 2018 and 2017, the total amounts due to Clil were $17,766 and $10,000, respectively, and are included in accounts payable and accrued expenses on the accompanying consolidated balance sheets.
From time to time, certain expenses of the Company have been paid for by an affiliate of Portfolio Services. As of December 31, 2018 and 2017, the balances due to such affiliate entity were $18,923 and $0, respectively.
Effective January 2019, the monthly management services agreements referenced above with Portfolio Services and Clil have each been amended to increase the monthly management services fees payable to $25,000 per month.
In January 2019, the Company paid HCFP/Strategy Advisors $50,000 for strategic consulting services related to an analysis of the cannabinoid therapeutic industry.
8.   Income Taxes
The components of income tax expense are as follows:
	December 31, 2018	Period from April 18, 2017 (inception) to December 31, 2017
Current
Federal, State, Foreign	$—	$—
Deferred:
Federal	143,858	55,342
State	93,172	35,787
Foreign	18,692	—
	255,722	91,129
Valuation Allowance	(255,722)	(91,129)
Net Deferred Tax	$—	$—
The reconciliation of the provision for income taxes at the federal statutory rate of 21% and 34% to the actual tax expense or benefit for the applicable years were as follows:
	December 31, 2018	Period from April 18, 2017 (inception) to December 31, 2017
Statutory Federal Tax	$(144,053)	$(55,342)
Meals and Entertainment	195	—
State Taxes	(93,172)	(35,787)
Foreign Taxes	(18,692)	—
Change in Valuation Allowance	255,722	91,129
Income Tax Expense (Benefit)	$—	$—

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   Income Taxes (Continued)

Deferred tax assets consist of the following:
	December 31,
	2018	2017
Start-up Costs	$36,451	$39,037
Patents	59,176	48,274
Non-qualified Stock Options	24,093	—
Net Operating Losses	208,437	3,818
OCI – Unrealized Foreign Exchange Loss	3,308	—
Foreign Research Costs	8,683	—
Foreign Net Operating Losses	10,009	—
Total Deferred Tax Assets	350,159	91,129
Valuation Allowance	(350,159)	(91,129)
Net Deferred Tax Assets	$—	$—
The Company has available approximately $11,000 of U.S. net operating loss carryovers which expire by 2037, and $591,500 and $176,100 of US and foreign net operating losses carryovers, respectively, with indefinite lives. ASC 740 requires a “more likely than not” criterion be applied when evaluating the realization of a deferred tax asset. Management does not expect that it is more likely than not that the Company will generate sufficient taxable income in future years to utilize the deferred tax assets. Accordingly, the Company has recorded a full valuation allowance against the deferred tax assets.
On December 22, 2017, the president of the United States signed into law what is commonly referred to as the Tax Cuts and Jobs Act of 2017 (Public Law No. 115-97), referred to herein as the Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act is a comprehensive revision to federal tax law which makes broad and complex changes to the U.S. tax code, including, but not limited to, reducing the U.S. federal corporate tax rate from 35% to 21%, eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized; creating a new limitation on deductible interest expense; changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; and limitations on the deductibility of certain executive compensation. At December 31, 2017 the change in rates did not have a material impact on the Company’s deferred tax assets and corresponding valuation allowance.
In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which addresses situations where the accounting is incomplete for the income tax effects of the Tax Cuts and Jobs Act. SAB 118 directs taxpayers to consider the impact of the Tax Cuts and Jobs Act as “provisional” when the Company does not have the necessary information available, prepared, or analyzed, including computations, to finalize the accounting for the changes resulting from the Tax Cuts and Jobs Act. Companies are provided a measurement period of up to one year to obtain, prepare, and analyze information necessary to finalize the accounting for provisional amounts or amounts that cannot be estimated as of December 31, 2017. The change in tax law did not have a material impact on the Company’s consolidated financial statements.
9.   Subsequent Events
The Company has evaluated subsequent events through April 3, 2019, which is the date the consolidated financial statements were available to be issued, and except as described below, has concluded there were no material subsequent events that required recognition or disclosure in the consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   Subsequent Events (Continued)

Effective March 5, 2019, the Company entered into a license agreement with Yissum with respect to the results and intellectual property generated from research being conducted at Hebrew University under one of the MOUs. Under the terms of the license agreement, the Company shall make certain payments to Yissum upon completion of certain development milestones and execution of any sublicenses and royalties on future product sales, if any.
Between January 1, 2019 and March 31, 2019, the Company sold an additional 717,328 Units (excluding the 16,005 Units that were issued in January 2019 related to the advance deposits for such units received in 2018) resulting in gross proceeds of  $1,075,992.

200,000 Series A Units

OFFERING CIRCULAR

February 4, 2020